FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Group and Bank

Annual Financial Report

31 December 2008

March 2009

Certification of the Board of Directors

CERTIFICATIONS

Certification of Chairman and Chief Executive Officer, Vice Chairman and Deputy Chief Executive Officer, and a member of the Board of Directors pursuant to Article 4 of Law 3556/07.

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)          The financial statements for the annual period ended 31 December 2008 have been prepared in accordance with International Financial Reporting Standards in force and present a true and fair view of the assets, liabilities equity and results of operation of National Bank of Greece and of the companies included in the consolidation.

(2)          The Board of Directors annual report fairly presents the evolution, the performance and the position of the Bank and the Group and of the companies included in the consolidation, including the description of the main risks and uncertainties they face.

Athens, 30 March 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE BoD MEMBER

AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	STEFANOS G. PANTZOPOULOS

Board of Directors’ Report

Board of Directors’ report

on the consolidated financial statements of National Bank of Greece for the financial year 2008

Financial environment

During 2008, global economic activity slowed considerably, to 3,2%, from 5,2% in 2007, following a period of exceptionally strong growth, on the back of the rapidly deteriorating global financial crisis.  The collapse of large US investment banks in September 2008, combined with liquidity shortages in the global financial system, triggered an abrupt halt in economic activity in the final quarter of 2008.  This resulted in the US economy enduring a recession throughout 2008, growing by 1,1%, down from 2,0% in 2007. Similarly, euro area economic growth slowed to 0,7% in 2008, from 2,6% in 2007, while the Japanese economy contracted by 0,7% in 2008, compared to growth of 2,4% in 2007. Emerging economies slowed also, albeit by less, growing by 6,3% in 2008, from 8,3% in 2007, with the Chinese economy expanding by 9,0% in 2008, from 13,0% in 2007.

As a result, most central banks eased monetary policies in the course of 2008, and additionally implemented various liquidity-promoting measures. Specifically, the US Fed cut its intervention rate by 425 bps, during 2008, from 4,25% to the lower limit of effectively 0%. On the contrary, the ECB moved more conservatively, and after raising its policy rate by 25 bps to 4,25% in July 2008, it finally cut short-term rates by 175 bps, to 2,5% by year-end.

The severe economic slowdown resulting from the international financial crisis is the Greek economy’s most severe challenge since EMU entry. The economy has lost steam, with GDP growth slowing to around 2,9% y-o-y in 2008, from 4,0% in 2007, although it remained considerably more resilient compared with most other euro area countries. Relatively solid growth in consumer spending (+2,3% y-o-y) and the positive contribution to GDP from shrinking imports were the main drivers of economic activity, counterbalancing the drag on growth from shrinking investment spending and decelerating export growth. Weakening demand prospects - especially from abroad - declining capacity utilization, and the effective tightening of credit conditions, in conjunction with the downward pressures on profit margins, started to scale back significantly  firms’ investment plans, whereas the adjustment of the housing market to the still large supply overhang continued for a second consecutive year.

The Greek labor market remained resilient in 2008 with the unemployment rate declining to 7,8% from 8,3% in 2007 as healthy employment creation in retail trade and personal and business services counterbalanced the negative impact from declining employment in the construction and manufacturing sectors. Employment creation is expected to weaken in 2009, but the predominance of full-time employment, the high share of employment in the public sector (22%) and of self-employment (20,7%) are expected to confine the increase in the average unemployment rate to 8,7% in 2009.

The decrease in international oil prices, coupled with weakening domestic demand and the decline in the pricing power of Greek enterprises, resulted in a faster-than-initially expected  fading of headline inflationary pressures in H2:2008 - from July’s peak of 4,9% y-o-y - which slowly fed into a still high core inflation. The declining trend in inflation is expected to continue in 2009 with favorable base effects bringing average annual inflation to a 40-year low of 1,9% y-o-y from 4,2% in 2008.

The spread of Greek sovereign bond over German bonds widened since September 2008, reflecting a widespread reassessment of country risk by investors and rating agencies, especially for countries with more intransigent imbalances and deteriorating growth outlook.  The high level of scheduled sovereign issuance in the euro area during 2009 (circa €1.000 billion in total versus circa €50 billion for Greece), in conjunction with significant liquidity differentials among euro area sovereign debt markets, hampers the normalization of sovereign spreads against the Bund.

Expected development (risks and uncertainties)

Overall business activity will decline marginally in 2009 (in contrast to the euro area where a large contraction in economic activity is expected during the same year – circa 3%) as the positive contribution from private consumption, accelerating public investment activity and dropping imports will broadly offset shrinking fixed capital formation and  declining exports. It is expected that favorable terms of trade effects due to declining energy and commodity prices and solid real wage increases in the private sector (by an estimated 3,3%) will keep  private consumption in positive territory in 2009, ameliorating the impact from deteriorating labor market prospects and the freezing of salary increases in the public sector.  Declining domestic, and especially foreign demand, and an ongoing correction in residential investment are expected to keep fixed investment growth in negative territory in 2009, bringing the investment-to-GDP ratio significantly below its 10-year average of 25% of GDP (to a still high 21% in 2009).  Net exports will continue to support activity as the continuing drop in the import bill (which is about 3-times higher than exports) will outweigh the contraction of export receipts resulting from the rapidly deteriorating outlook for the two major exporting industries of the Greek economy, tourism and shipping, which will feel the repercussions of the unfolding international economic crisis.  As a result, the current account deficit is expected to decrease by about four percentage points to 10,8% of GDP in 2009.

Despite the significant deterioration in the international macroeconomic and financial environment, the Greek banking sector remains robust, with high profitability and capital adequacy levels. However, during the last quarter of 2008, the rapid change in liquidity conditions, as well as cost of funding, has led to a deceleration in the high credit expansion growth rates in comparison to recent years. On the other hand, the provisions of Law 3723/2008 for the reinforcement of liquidity in the Greek economy will contribute to the preservation of healthy credit expansion by strengthening the credit role of banks, so as to support Greek households and enterprises.

In 2009, the macroeconomic picture in Southeastern Europe – 5 (“SEE-5”) (Albania, Bulgaria, FYROM, Romania, and Serbia) and Turkey is expected to deteriorate, in line with the synchronised global recession and the deepening of the financial crisis. In particular, the real GDP growth rate is expected to turn negative in SEE-5 and Turkey (around -2%) due to lower external demand, slowing domestic demand and the scarce and more expensive external financing.

The ongoing economic crisis is, however, expected to have a positive impact on these economies. The current account deficit, the “Achilles heel” of the SEE-5 and Turkey during previous years, will narrow significantly in 2009 on the back of the weakening domestic demand, the softening international oil and commodity prices and the curtailed credit to governments, banks and corporates (by about 40-50%). Specifically, the current account deficit is expected to be almost halved compared with the 2008 level in both the SEE-5 and Turkey (to 8.3 per cent of GDP and 2.7 per cent, respectively).

The bulk of the external gap should be covered by International Financial Institutions (IFIs). Romania and Serbia have just agreed new Stand-by agreements with the IMF, and Turkey is about to seal a new agreement with the IMF. The IMF-supported programmes should bolster investor confidence and promote macroeconomic stability.

More importantly, these countries should be able to meet IMF requirements in view of the strong political consensus for the need of IMF financing and the lack of upcoming elections.

NBG Group, with a robust capital base and satisfactory liquidity levels of more than €12 billion, is in an advantageous position to confront the repercussions of turbulence in international markets. The high profitability of 2008 allowed a further strengthening of the Group against the financial crisis. Efforts are focused on sustaining earning power, strong liquidity and capital, as well as applying conservative risk management.

In the months ahead we shall step up our efforts to enhance yet further our robust capital base, maintain satisfactory levels of liquidity and keep prudent credit criteria in place so as to sustain the first-class quality of the Group’s loan book in the event that the global situation takes a further downturn.

At the same time, we continue to supply a steady flow of financing to healthy businesses and households, while taking new initiatives to support specific segments of the economy, as well as the more vulnerable members of our community who have been hit hardest by the unfolding crisis.

Financial results

Group attributable profit in 2008 totaled €1.546 million, down 5% from the previous year.

This performance is the result of rational growth in banking business in Greece and the markets of Turkey and SE Europe, despite the adverse international climate. These positive results were achieved despite a highly adverse environment, particularly in the last quarter of the year, leading the Group to double the level of its quarterly provisions, thereby weighing correspondingly on Q4 profitability. In fact, in view of the deepening international crisis, the Group increased its provisions against credit risk by 60% to €513,3  million for the year as a whole, and €221,3  million for Q4 alone.

Despite the rapid deterioration in the economic outlook for the economies of the region, as well as the Group’s expansion of credit in 2008, the quality of the loan book remained strong. The Group’s conservative and consistent provisions policy throughout the growth phase of the economic cycle resulted in achieving a sufficient level of provisions, before taking into account the value of each type of collateral.

Moreover, the Group’s systematic risk management policy has resulted in a loan book that is concentrated on low-risk segments, such as mortgage loans and lending to large corporations and the wider public sector. At the same time, it was the Bank’s strategy to diversify its business lending widely across all segments of the economy.  As a result its corporate portfolio is not concentrated in sectors that may be adversely impacted by the global economic crisis, such as shipping, where the Group’s exposure is limited to €1,7 billion.

The Group’s profits before provisions and taxes, which in 2008 amounted to €2,5 billion, allow NBG to absorb a substantial level of provisions, if this is made necessary by any further deterioration of macroeconomic fundamentals, as the crisis feeds through to the real economy.

Financing in Greece and the wider region continues at a steady pace

Total Group lending in 2008 amounted to €66,1 billion (compared with €56,3 billion in 2007), up approximately 18% y-o-y, confirming the Group’s support for the growth dynamic of Greece and the countries of the region in spite of the adverse impact of the credit crisis and the recessionary pressures in most of the area.  These amounts, as well as the ones analyzed below, do not include financial instruments of €8,6 billion, which were acquired or reclassified in 2008, after the IAS 39 Amendment of 13 October 2008.

It must be noted that even in Q4 2008 the Group managed to post 4% credit growth quarter-on-quarter in Greece, 3% in Turkey and 2% in SE Europe.

Greece: growth in financing to the Greek economy

Despite the global situation, the Bank has leveraged its strong liquidity and increased its rate of financing to Greek businesses and households. Total lending in Greece at the end of 2008 amounted to €46 billion, equivalent to annual growth of approximately 19% (+€7,2 billion compared to 2007, of which €1,8 billion derived from the last quarter).

This performance is considered quite positive in the light of the current climate, underscoring NBG’s commitment to uninterrupted financing of the Greek economy despite the dramatic downturn in credit markets since September of last year. A key component of these results was the growth of lending to the business sector (+26%), surpassing for the first time growth in retail banking (+15%), and reflecting NBG’s commanding position in the financing of Greek businesses.

Retail banking continued to post dynamic growth, even in the present circumstances. Retail lending in 2008 totalled €29,6 billion, up 15% y-o-y. Growth in the retail loan balance in the last quarter of the year was in the order of €967 million, up 3% q-o-q.

Specifically:

·                  Mortgages grew by 14% y-o-y to approximately €19 billion. Disbursements of new mortgages in 2008 amounted to €3,5 billion, thereby maintaining NBG’s supremacy in this segment of the domestic market.

·                  In Q4, new mortgages amounted to €800 million, corresponding to 1/3 of all new mortgages in Greece. This development is particularly significant given that in the past the corresponding share of the Bank was around 1/4.

·                  In 2008, outstanding consumer loan and credit card balances grew by 18% to €6,7 billion, while disbursements of new consumer loans surpassed €1,9 billion, up 10% y-o-y.

·                  Lending to professionals and SMEs grew by 13% to over €4 billion. In Q4 alone, NBG posted growth of 6% in this market segment.

Net growth in lending to medium-size and large corporations amounted to €3,4 billion (up €0,8 billion in Q4), representing annual expansion in the corporate portfolio of 26%.

The steady flow of finance to the Greek economy continues in 2009

Financing to Greek businesses and households continues to grow in line with our credit expansion target during the first months of 2009.

Specifically:

·                  Net growth in retail lending surpassed €400 million in the first two months of the year.  The business lending balance showed similar performance, amounting to €380 million.

·                  Despite the negative seasonality of the first two months of the year, this growth corresponds to annual growth in the order of 10%.

·                  New mortgage disbursements also showed resilience, exceeding €600 million.

·                  Disbursement of loans to SMEs via the Credit Guarantee Fund for Small Enterprises is progressing rapidly, and has already surpassed €550 million.

Deposit growth is funding credit expansion

Group deposits grew by 12% to €67,7 billion at the end of 2008. As a result, Group net lending as a whole is more than covered by deposits, with the loan-to-deposit ratio standing at 95% at the end of 2008.

The Bank’s strong liquidity and, above all, its stability comprise a substantial competitive advantage, particularly in the current environment, which limits the ability to raise liquidity from the global money and capital markets.

Customer deposits in Greece grew by 14% y-o-y to €55,3 billion. It is notable that NBG attracted €7,6 billion in new deposits and since December 2007 increased its market share in savings deposits by two percentage points to 34,1%, despite fierce competition. This performance underscores the confidence that Greek households have in NBG.

The strong deposit base of the Group, combined with the Bank’s reserves of liquidity amounting to €12 billion, as well as the low level of refinancing of obligations that mature in 2009 (€1,8 billion), will allow the Group to maintain a steady flow of funding in 2009, so as to support healthy entrepreneurship, finance the housing and consumer needs of households, and thereby help the community to overcome the adverse impact of the international economic crisis.

Rational growth mitigates the impact of shrinking margins

Group interest income stood at €3,6 billion, up 17% compared to 2007 in line with the growth in the loan portfolio.  This strong result was achieved despite the adverse impact of the global credit crunch, and reflects the rational growth of the loan book in Greece and abroad, coupled with efficient management of the cost of raising capital.

Despite the increase of interbank interest rates worldwide, particularly in Q4 2008, the fierce competition in attracting deposits that had a negative effect on deposit margins and the cost of money in general , the Bank adhered to a prudent pricing policy for its deposit products, thereby keeping Group net interest margin unchanged at 4,25%.

Efforts to contain costs continue unabated

Growth in the Group’s operating costs was contained at +4%, despite the growth in the branch network in SE Europe and Turkey in 2008 (+137 branches or +13%) and investment in the operational integration of the Group’s international subsidiaries.

This performance is particularly positive if one takes into consideration the inflationary pressures in the wider region during 2008; and it is the result of the Group’s efforts to keep costs under control. Accordingly, the cost/income ratio improved yet further to 48,5% (compared with 50,2% in 2007).

Fully aware of the particularly adverse conditions in which the banking sector has entered, the NBG Group continues its cost cutting policy unabated, aiming at a radical restructuring of its cost profile.

Finansbank: maintaining profit despite the adverse economic environment

The profit before tax of Finansbank was €530 million (TRY 1 billion) in 2008, remaining at the same level with 2007 (TRY980 million), despite the adverse financial environment.

This performance reflects a 32% increase in profit before provisions compared with 2007. In particular, net interest income grew by 25% to €874 million (TRY1.656 million). Commissions income also grew by 25% to €292 million (TRY553 million).

At the end of 2008, Finansbank’s lending after provisions totalled TRY22,3 billion (€10,4 billion), up 27% on an annual basis.

The slower growth rate of the Turkish economy in Q4 2008 led to a deceleration in the dynamic growth curve of Finansbank’s lending (just 3% in Q4). This slowdown reflects the general adjustment in the pricing of credit risk and credit criteria applied by the Group in Turkey.

Retail lending remained at the spearhead of Finansbank’s growth trajectory and has continued to grow at an impressive 41%. In 2008, retail loans totalled TRY10,0 billion (€4,7 billion), while mortgage and consumer lending also presented a strong dynamic, growing 35% and 46% respectively y-o-y.

Business lending grew by 17% on an annual basis to TRY12,8 billion (€5,9 billion).

The adverse economic climate that prevailed during the last quarter impacted the quality of the loan book, which remains better than the average for the Turkish market.

Finansbank’s deposits outstanding posted positive performance, growing 23% y-o-y as a result of the Bank’s strategy to broaden its deposit base, particularly in the local currency, which at the end of the year totalled TRY10,5 billion (€4,9 billion) compared with TRY6,2 billion (€2,9 billion) in 2007, up 70%.

Growth in Finansbank’s deposit base in local currency led the loan-to-deposit ratio to reach 140%, a positive development considering the fact that the excess lending level is financed by medium-term borrowing from international markets (non-Group) with maturities extending up to 2013.

The combination of customer deposits and medium-term borrowing has made Finansbank virtually self-financing, meaning that its cross-border borrowing from the Group remained unchanged throughout the course of the year. It is notable that in Q4, Finansbank refinanced in the global markets a $470 million syndicated loan, attracting the participation of 20 international banks.

The scheduled expansion of Finansbank’s branch network was completed, with the addition of 48 new branches over the course of the past 12 months. Accordingly, Finansbank now has a network of 458 branches located throughout Turkey.

SE Europe: disciplined growth generates profitability in a period of crisis

Profit before tax from operations in SE Europe grew by a 16% y-o-y to €220 million. All the countries of the region posted strong profitability, underscoring the effectiveness of our strategy for disciplined organic growth and control of costs, while the cost/income ratio is around 50%.

Total lending in SE Europe stood at €9,4 billion (including €1 billion from Cypriot operations), up 38% y-o-y and 2% q-o-q. Retail loans grew by 33% to €3,6 billion y-o-y while business credit grew by 42% to €5,7 billion. These figures include €700 million to Greek and West European businesses operating in the region.

The quality of the loan book in SE Europe remains particularly satisfactory, while 80% of total lending in the region is secured with collateral.  With the addition of 89 new units in 2008, the planned expansion of the Group’s network in SE Europe has reached completion, as it now includes over 746 branches and 9.596 employees (+12% on the previous year).

NBG supports Greek businesses and households

Via a host of initiatives and actions, NBG has demonstrated in practice its ongoing commitment to work responsibly and constructively within the community in which it conducts business. In recent months NBG has announced, and set in motion, a full package of measures aiming at providing relief for more vulnerable social groups, with special provisions for their obligations vis-à-vis the Bank.

For instance:

·                  NBG has frozen for 6 months all foreclosure proceedings on loans up to €300.000 relating to customers’ primary residences,

·                  For those who are unemployed, we have postponed for 12 months payment on mortgage loans, and provided the opportunity for interest-free settlement of outstanding dues on credit cards within 24 months.

·                  For SMEs, we have increased credit limits by up to 25%, a move that benefits 20.000 business customers, and have set up a special financing programme for new firms totalling €100 million. Within 2009, we have already made three successive cuts in interest rates.

·                  In the context of its participation in the Credit Guarantee Fund for Small Enterprises, NBG has approved and forwarded to the Fund almost 6.000 applications for a total of €765 million, amounting to 35% share in the Fund (just before the end of the first quarter of 2009).

·                  In order to further support Small Enterprises operations, NBG launched a new open credit facility, based on the terms of which, the principal repayment is at the discretion of the borrower, who is obliged to regular repayments of interest only.

·                  NBG launched a countrywide employment program, for unemployed University degree holders, up to 30 years old. Under the program’s terms, there will be 6-month time intervals where 300 persons will be employed by the Bank at each interval, receiving full compensation. The Bank intends to run this program for at least 1 year and as long as the current financial crisis prevails.

Significant events for the year 2008

1.               Following the resolution of Bank’s Annual General Meeting of the Shareholders held on 15 May 2008, cash dividend of €0,40 was approved, as well as a share capital increase by €95,3 million , through the issue of 19.067.838 new shares with a nominal value of €5 per share to existing shareholders without payment, instead of an additional €1 dividend for the year 2007, at a ratio of four new shares for every one hundred shares owned.

2.               Following the resolution of Bank’s Annual General Meeting of the Shareholders held on 15 May 2008, the issue of redeemable preference shares of up to €1,5 billion was approved.  Following the above resolution, on 6 June 2008, the Board of Directors of the Bank issued 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares, which were offered in the form of American Depositary Shares in the United States, at a price of USD 25 per preference share (equivalent to €16,11).  The total proceeds of the offering amounted to USD 625 million or €402,7 million.  The annual dividend rate is set to USD 2,25 per Preference Share.  The American Depositary Shares are evidenced by American Depositary Receipts and are listed on the New York Stock Exchange. These funds were exclusively used to enhance the capital adequacy of the Bank and its Group.

3.               On 26 June 2008, the Board of Directors of the Bank approved the share capital increase by €1,9 million through the issue of 387.970 ordinary shares derived from the exercise of stock options under Program B.

4.               On 19 August 2008, the Bank accepted the proposal of FIBA Holdings AS (the sellers) to acquire the remaining shares of Finansbank held by the sellers (9,68%), as provided for in the shareholders agreement between the Bank and the sellers.  The exercise price was determined in accordance with the agreement and amounted to USD 697 million.  On 26 September 2008, the NBG Finance (Dollar) Plc acquired the above shares from FIBA Holdings A.S.

5.               On 21 April 2008 onwards, the Bank acquired 8.604.000 shares in the Greek Postal Savings Bank (PSB) via the Athens Exchange (“ATHEX”). Together with the 816.000 PSB shares already owned by NBG, NBG’s total shareholding in PSB amounts to 6,62%.

6.               Following the restructuring of its business activities, the Bank disposed of its 30% associate, Siemens Enterprise Communications S.A. and its 20,23% associate, Hellenic Countryside S.A., while it started consolidating special purpose entities, used for funding and investment activities.

Post Balance sheet significant events

The Bank’s Board of Directors decided and the Extraordinary General Meeting of the Shareholders approved on 22 January 2009, the Bank’s participation in the Support plan for the strengthening of the liquidity of the Greek economy. The Bank will proceed with a €350 million share capital increase, through the issue of 70 million redeemable preference shares of a par value of €5 each, to be covered by the Greek State. Furthermore, the Bank will issue a €500 million bond guaranteed by the Greek State. Finally, on 27 February 2009, the Greek State appointed Mr. Alexandros Makridis, economist, to represent it as an additional member of the Bank’s Board of Directors.

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management.  Risk management and control form an integral part of the Group’s commitment to providing continuous and high quality returns to its shareholders.

To this effect, the risk management function was enhanced in 2007, and the Group risk governance rules were reformed.  As a result, smooth communication and the consistent management of risk issues across all Group activities are now achieved.

Since January 1st, 2008, National Bank of Greece is following the Internal Ratings Approach for the calculation of capital charges arising from credit risk in its corporate and mortgage portfolios, which make up more than 71% of its total loan portfolio.  At the same time, the implementation of the “Basel II” programme at Group level progresses steadily, targeting both the gradual compliance with the new capital adequacy regulatory requirements and the further enhancement of risk and capital management capacity.  The largest part of current “Basel II” projects concern NBG financial sector subsidiaries, and is being implemented without material deviation from the relevant time-schedule.

Credit risk

The Group pays particular attention to implementing the highest standards of credit risk management and control.  Credit risk arises from an obligor’s (or group of obligors) failure to meet the terms of any contract established with NBG or an NBG subsidiary.  The Group employs for all facilities credit risk rating and measurement systems, specifically designed to meet the particular characteristics of its various loan exposures (e.g. NBG Corporate Risk Rating Model for the corporate portfolio, internally developed application and behavioural scorecards for the retail portfolio, etc.).  The objective of such credit risk rating systems is to appropriately classify an obligor to a particular credit rating class and estimate the parameters of expected and unexpected loss, with the ultimate goal of protecting the profitability and the capital base of the Group.  Active credit risk management is achieved through:

·                  The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.;

·                  The use of credit risk mitigation techniques (such as collateral and guarantees);

·                  The risk adjusted pricing of products and services;

·                  The participation of Risk Management in the credit decision process.

Market risk

To effectively measure market risk, the risk of loss attributed to adverse changes in market driven factors such as foreign exchange rates, interest rates, equity prices and prices of derivative products, the Group applies Value at Risk (VaR) models to all Trading and Available For Sale (AFS) positions in all currencies.  The Group established a framework of VaR limits in order to control and efficiently manage the assumed market risks, capturing both individual risk factors (interest rates, foreign exchange rates, equity price risk) and the total level of market risk exposure.

To assess the robustness of its internal market risk models, the Group applies appropriate back-testing techniques while, in order to measure the impact of exceptional market events, the Group implements a stress testing programme on a weekly and monthly basis.

Operational risk

During 2008 the Bank implemented the second cycle of its operational risk management framework, in accordance with the established policies and methodologies and within the scheduled time frame.  Additionally, the Bank implemented the operational risk management framework to five major subsidiary financial institutions abroad, as well as to the three most significant Greek subsidiaries.

The Group level operational risk management framework comprises of:

·                  The alignment of the Operational Risk Strategy as well as the Operational Risk Policy & Methodologies

·                  The Risk and Control Self Assessment process, through which the inherent operational risks in each activity were identified and assessed by the competent risk owners

·                  The determination of Action Plans aiming at the mitigation of the major operational risks identified

·                  The Loss Data Collection due to operational risk events throughout Group activities and the update of the respective database.

The Group wide expansion of the operational risk framework is aiming at:

·                  The integration of the management of operational risk throughout Group activities

·                  The gradual adoption of the Standardised Approach for the operational risk capital calculation at Group level, in accordance with the relevant regulatory requirements

·                  The selection of a number of Key Risk Indicators aiming at the prompt determination of potential operational risk events

·                  The generation of an Operational Risk reporting framework, aiming to facilitate the operational risk management decision-making process at all Group hierarchy levels.

Interest rate risk in the banking book and liquidity risk

The Group systematically measures and manages the interest rate risk arising from its banking book items as well as liquidity risk, through:

·                  The analysis of repricing and liquidity gaps arising from its balance sheet structure;

·                  The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates;

·                  The broadening and diversification of its liquidity sources;

·                  The maintenance of adequate stock of liquid assets;

·                  The establishment of relevant limits.

In order to strengthen its liquidity, the Group issued in 2008, asset backed securities based on Corporate bond loans and Credit Card and Consumer loans, at a total amount of approximately €3,6 billion.

Furthermore, the Bank has created a program for the issuance of covered bonds based on residential mortgage loans at a total amount of €10 billion, out of which an amount of €2 billion has already been issued.

Financial instruments

In order to provide a hedge for the fixed interest rate exposure arising from our position in fixed rate Greek government bonds, we enter into future contracts relating to short, medium and long-term German government bonds.

Furthermore, we also engage in hedging certain designated fixed rate loans on a portfolio basis with the use of pay fixed receive floating interest rate swaps.

Capital adequacy

Despite continued expansion in credit in Q4 2008 and depreciation in the value of the currencies of the countries where we operate, the Tier I capital adequacy ratio was estimated at 10% and the Total capital adequacy ratio at 10,3%. Thanks to our strong profitability and measures taken by the Group (such as the issue of $625 million preference shares in June 2008), our regulatory capital indices remains at healthy levels despite the significant increase of weighted assets by 18%.

If the €350 million in new funds deriving from NBG’s participation in the liquidity support programme for the Greek economy are taken into account, the Tier I capital adequacy ratio stands at around 10,6% and the Total capital adequacy ratio at 10,9%.

The combination of high liquidity and a strong capital base provides the Group with the foundations on which to build further its growth in Greece and abroad even against the headwinds of a worsening economic environment.

Own Shares

The Bank’s Annual General Meeting of the Shareholders held on 17 April 2008, approved an own shares buy-back program, providing for the purchase, by the Bank, of up to 10% of its total shares outstanding from 25 May 2008 through 24 May 2009, at a minimum price of €5 and a maximum of €60 per share.

During 2008, the Bank and its subsidiaries acquired 11.756.276 Bank’s Shares at the amount of €279,2 million and sold 5.802.272 Bank’s Shares at the amount of €155,6 million. On 31 December 2008, the Bank held 6.456.504 own shares at an acquisition cost of €145,3 million, representing 1,3% of the issued share capital. No Group company holds any of the Bank’s shares.

Following the Bank’s decision to participate in the support plan for the strengthening of the liquidity of the Greek economy and pursuant to the provisions of Law 3723/2008 and article 28 of Law “Dematerialized Securities System, provisions on Capital Markets, taxation issues and other provisions”, the Bank is not allowed to repurchase its own shares, for as long as it participates in this program.

Related party transactions

Based on the existing regulatory framework, we must include any transaction between the Group and the Bank with all related parties as defined in IAS 24, which took place during the fiscal year and substantially affected the Bank’s financial performance. Management’s total compensation, receivables and payables must be reported separately.  All related party transactions with the Bank and the Group companies are conducted within usual business practice at arm’s length and are approved by the authorized Bank members.

Group and Bank transactions with Board of Directors members and Management for 2008

(€ ‘000)	Group	Bank
Total compensation	33.077	14.680
Loans and advances	29.384	13.111
Deposits	138.547	52.415
Other Payables	413	—
Letters of Guarantee	18.922	—

Intercompany transactions as of 31.12.2008  - Bank (amounts in  € ‘000)

Associates and Other Investments (>10%)	Assets	Liabilities	Income	Expenses	Off Balance sheet (net)
GECA CABLES	7.033	1.006	767	7	—
INTERBANKING SYSTEMS S.A . (“DIAS”)	—	3.560	740	1.056	—
Planet A.E.	759	3	70		2.167
Social Securities Funds Management S.A.	—	3.438	—	159	—
Larko S.A.		379	896	10	1.726
Cosmo One Hellas Market Site A.E.	—	35	—	—	—
Phosphoric Fertilizers Industry S.A.	26.804	2.513	3.123	56	1.517
Eviop Tempo S.A.	—	1.202	—	—	—
Teiresias S.A.	26	1.879	46	1.532	—
Total intercompany transactions with associates	34.622	14.015	5.642	2.820	5.410

Subsidiaries	Assets	Liabilities	Income	Expenses	Off Balance sheet (net)
National P&K Securities S.A.	190	109.863	4.604	1.235	31.351
Ethniki Kefalaiou S.A.	0	341.230	198	17.458	42.979
NBG Asset Management Mutual Funds S.A.	18.309	2.009	2.288	33.742	430
Ethniki Leasing S.A.	758.759	13.332	34.384	81	542
NBG Property Services S.A.	—	645	—	17	—
Pronomiouhos S.A. Genikon Apothikon Hellados	860	15.406	1.211	1.473	—
NBG Greek Fund Ltd	—	4.302	—	163	—
NBG Bancassurance S.A.	—	98	88	271	296
The South African Bank of Athens Ltd (S.A.B.A.)	15.893	1.607	228	—	—
National Bank of Greece (Cyprus) Ltd	346.753	326.044	7.708	12.706	373
Stopanska Banka A.D.-Skopje (*)	45.345	87	1.493	1	—
United Bulgarian Bank A.D. - Sofia (UBB)	1.247.149	586	57.728	—	—
NBG International Ltd	13	2.174	144	69	—
NBG Finance Plc	—	2.927.471	—	156.747	—
Interlease E.A.D., Sofia	596.189	1.024	25.722	—	—
ETEBA Romania S.A.	—	33	—	65	—
Innovative Ventures S.A. (I-Ven)	—	1.995	—	63	—
NBG Funding Ltd	1	183	—	1	—
Banca Romaneasca S.A. (*)	1.118.189	7.915	61.639	104	—
Ethniki Hellenic General Insurance S.A.	129	346.074	9.330	31.107	—
ASTIR Palace Vouliagmenis S.A.	13.709	9.490	5.497	95	2.853
Grand Hotel Summer Palace S.A.	4.050	2.110	169	45	—
NBG Training Center S.A.	1.046	740	196	104	—
Ethnodata S.A.	170	5.744	218	6.347	390
KADMOS S.A.	—	2	—	—	—
DIONYSOS S.A.	—	63	—	—	—
EKTENEPOL Construction Company S.A.	63	1.303	45	96	645
Mortgage, Touristic PROTYPOS S.A.	—	919	—	—	—
Hellenic Touristic Constructions S.A.	—	10	—	—	—
Ethnoplan S.A.	1	1.959	21	2.797	74
Ethniki Ktimatikis Ekmetalefsis S.A.	3.973	63	287	—	—
NBGI Private Equity Funds	79.083	8.217	223	75	—
NBG International Holdings B.V.	—	986	—	41	—
NBG Leasing IFN S.A.	279.945	423	13.008	—	—
Finansbank A.S.(*)	1.597.608	1.042	42.042	69	—
Vojvodjanska Banka a.d. Novi Sad	47.845	711	3.370	5.374	—
NBG Leasing d.o.o. Belgrade	51.560	158	1.992	—	—
CPT Investments Ltd	—	19.352	—	5.221	—
NBG Finance (Dollar) Plc	—	136.863	—	4.751	—
NBG Finance (Sterling) Plc	—	419.227	—	26.101	—
Eterika Plc (Special Purpose Entity)	54.501	79.908	—	25.920	—
Revolver APC Limited (Special Purpose Entity)	37.122	—	119	—	—
Total intercompany transactions with subsidiaries	6.318.455	4.791.368	273.952	332.339	79.933
Total intercompany transactions	6.353.077	4.805.383	279.594	335.159	85.343

NBG uses NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc for financing activities (€3,5 billion). The Bank offers liquidity to its subsidiaries in the Southeastern Europe and Turkey of approximately €5 billion.

The Auditors

The Board of Directors’ Audit Committee reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring the Group’s use of the auditors for non-audit services and the balance of audit and non-audit fees paid to the auditors.

Corporate social responsibility

NBG views Corporate Social Responsibility (“CRS”), in its wider social context, as a core value and abiding principles throughout its history. NBG’s “Responsibility” Corporate Social Action programme embodies the key CSR principles, both in its business plan and in its everyday modus operandi, lending real and generous support to a wide range of cultural, educational and humanitarian initiatives, as well as to the community at large.

NBG’s commitment to environmental protection is reflected through its Environmental Policy Statement.  To this effect, NBG developed and has applied since 2004 an Environmental Management System in accordance with the ISO 14001 requirements.

In particular NBG has supported the areas destroyed by the wildfires of summer 2007 with the amount of approximately €35 million during 2007 — 2008.

Corporate governance

NBG has adopted a corporate governance framework that satisfies international and Greek legal, institutional and compliance requirements at the Board of Directors level and has established Audit, Human Resources and Remuneration, Corporate Governance and Nomination, and Risk Management Committees which operate according to their charters approved by the Board of Directors. In early 2008, the Group’s compliance with the Sarbanes-Oxley Act for 2007 was attested to, as required by the Securities and Exchange Commission (“SEC”) of the United States and all necessary actions have been taken for compliance in fiscal year 2008 as well.

Dividend policy

The parent Bank’s net profit for 2008 was €480,3  million.

The Bank has distributed the amount of €32,7 million as interim dividend for the 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares according to the terms of those shares and a Board of Directors resolution in November 2008. The General Assembly of the Bank’s Shareholders will be asked to approve the above mentioned interim dividend and the distribution of a $2,25 dividend for the 25.000.000 Preference Shares in the current year.

The Bank will not distribute any cash dividend for ordinary shares for year 2008, following its participation in the support plan for the strengthening of the liquidity of the Greek economy and the provisions of Law 3723/2008 and art.28 of Law «Dematerialized Securities System, provisions on Capital Markets, taxation issues and other provisions”.

For the Bank’s Board of Directors

Takis Arapoglou

Chairman and CEO

Supplementary Report

To the Annual General Meeting of Shareholders

Of National Bank of Greece

pursuant to article 4 of Law 3556/2007

Pursuant to article 4 of Law 3556/2007, listed companies must submit a supplementary report to the General Meeting of Shareholders providing detailed information on specific issues. This Board of Directors’ supplementary report to the General Meeting of Shareholders contains the required additional information.

A) Share capital structure

NBG’s share capital amounts to €2.490.771.345 divided into (a) 496.654.269 ordinary registered shares with voting rights, of a par value of €5,00 (b) into 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares as stated at point (xlvii) of par. 2 of article 4 of the Bank’s Articles of Association, of a par value of €0,30.

The Bank will increase its share capital through the issue of 70.000.000 redeemable preferred shares pursuant to Law 3723/2008, of a par value of €5,00, following its participation in the Program for the liquidity increase of the Greek economy.

NBG ordinary shares are listed for trading on the Athens Exchange (“ATHEX”).

The rights of the shareholders of NBG, arising from each share, are proportional to the percentage of the share capital to which the paid-in share value corresponds. Each share carries the rights stipulated by law and the Articles of Associations, and in particular:

Related to ordinary shares (consisting 99,7% of the Bank’s capital)

·                  The right to participate in and vote at the General Meeting of Shareholders;

·                  The right to a dividend from the Bank’s profit for the year ended, or from liquidation, which amounts to 35% of the net profit following allocation of statutory reserves and profits from sale of shares which have been held for at least ten years and represent a shareholding larger than 20% of the paid up share capital of a subsidiary company of the Bank, since the said distributable part of profits is larger than that resulting from implementation of Companies’ Act 2190/1920, art. 25, par. 2(b) currently in force.  In addition to the above, the net profit remaining from measurement of financial instruments at their fair value after deducting any losses resulting from such measurement is not taken into account for the calculation of the statutory dividend which is required by legislation currently in force.  This is annually distributed to shareholders as a statutory dividend, whereas the distribution of a supplementary dividend is subject to General Meeting resolution. Shareholders entitled to a dividend are those whose names appear in the Register of NBG’s Shareholders on the date the dividend beneficiaries are determined, and a dividend on each share owned by them is paid within 2 months of the date of the General Meeting of Shareholders that approved the Bank’s annual financial statements. The dividend payment method and place are announced in the press. After the lapse of five (5) years from the end of the year in which the General Meeting approved the dividend, the right to collect the dividend expires and the corresponding amount is forfeited in favor of the Greek state;

·                  The pre-emptive right to each share capital increase in cash and issue of new shares;

·                  The right to receive a copy of the Bank’s financial statements and of the certified public accountants’ report and the Board of Directors’ report;

·                  The General Meeting of Shareholders maintains all of its rights during liquidation proceedings (pursuant to Article 38 of the Bank’s Articles of Association);

·                  Pursuant to Law 3723/2008 and article 28 of the Law “Dematerialized Securities System, provisions on Capital Markets, taxation issues and other provisions”, for the period the bank is participating in the Program for the liquidity increase of the Greek economy, only stock dividend is allowed. These shares cannot be repurchased ones. Dividend to preferred shares issued abroad, are excluded from this regulation.

Related to preferred shares (consisting 0,30% of the Bank’s capital)

·                  The privileges of the Preference Shares are (i) the right to collect, before the ordinary securities and, if existing, other classes of preference shares of the Bank ranking or expressed to rank junior to the Preference Shares, a euro denominated annual dividend (which may be expressed as being equal to a USD amount) that may be payable by the Bank in USD, (the Preferred Dividend); in particular for the financial year 1.1.2008 to 31.12.2008 the aggregate amount of the Preferred Dividend may be increased by up to 3/4; (ii) the right to collect the Preferred Dividend also from the payment of dividend amounts described under article 45 par. 2b of the Companies Act and until full exhaustion of such amounts; and (iii) the right to collect before the ordinary securities and other Junior Obligations of the Bank an amount denominated in Euro equal to the sum of the nominal value and any premium paid, which may be determined by reference to a fixed US dollar amount, which may be payable in US dollars by the Bank, from the liquidation proceeds of the Bank, including above par reserves formed after the issuance of the Preference Shares (Liquidation Preference).

·                  The Preference Shares do not entitle their holders to cumulative dividends and are not convertible into common shares. The Preference Shares are issued without voting rights, subject to those cases where voting rights exist by operation of mandatory provisions of law.

·                  The approval of the payment of Preferred Dividends on the Preference Shares, in accordance with par. 5 hereof, will be declared on an annual basis at the absolute discretion of the Annual General Meeting of the Bank out of Distributable Funds under 44a of the Companies Act. Subject to the provisions relating to paragraphs 8 to 9 of point (xlvii) of paragraph 2 of article 4 of the Bank’s Articles of Association, the Bank will not be permitted to pay any Preferred Dividend on the Preference Shares if such Preferred Dividend together with any dividends previously paid and/or approved for payment in respect of Preferred Dividend Parity Obligations in the then current financial year would exceed the Distributable Funds under 44a or if the Bank of Greece has requested in writing the non-payment of dividend (including the amounts of dividend distributed under article 45 par. 2b of the Companies Act to the common and preferred shareholders of the Bank.

·                  The Preference Shares will be redeemable by the Bank in accordance with the provisions of article 17b of the Companies Act. The Bank is entitled to redemption at the First Call Date, as well as on any date thereafter following an invitation to all the Preferred Shareholders. The redemption is effected by payment to each Preferred Shareholder of an amount equal to the Redemption Amount. Such redemption will be subject to the prior consent of the Bank of Greece.

The non-cumulative non-voting Redeemable Preference Shares were offered in the form of American Depositary Shares in the United States. The American Depositary Shares are evidenced by American Depositary Receipts and are listed in the New York Stock Exchange.

B) Restrictions on transfers of shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank’s Articles of Association.

C) Significant direct and indirect holdings as per Law 3556/2007

There are no significant direct or indirect holdings as per Law 3556/2007, i.e. of a direct or indirect participation percentage higher than 5% of the aggregate number of the Bank’s shares.

D) Shares with special control rights

There are no shares with special control rights.

Following the Bank’s participation in the support plan for the strengthening of the liquidity of the Greek economy in 2009, the issuance of shares pursuant to Law 3723/2008 and the appointment of an additional member to the Bank’s Board of Directors by the Greek state, the latter through its representative has the right to veto any decision related to dividend distribution and to the compensation of the President, the Managing Director and the other Board of Directors members and the general managers and the deputy general managers.

E) Restrictions to voting rights

There are no restrictions on voting rights issuing from the ordinary shares pursuant to the Bank’s Articles of Association.

Pursuant to the Bank’s Articles of Association, the holders of preference shares have no voting rights, except for the cases where this is strictly provided by the Law.

F) NBG Shareholders’ agreements

To the Bank’s knowledge there are no shareholders’ agreements pursuant to which restrictions apply to transfers of, or to the exercise of voting rights issuing from, the Bank’s shares.

G) Rules regarding the appointment and replacement of Board members and amendments to Articles of Association

The provisions of the Bank’s Articles of Association regarding the appointment and replacement of members of the Board of Directors and amendments to the Articles of Association are the same as the corresponding provisions of the Companies’ Act 2190/1920.

Following the Bank’s participation in the support plan for the strengthening of the liquidity of the Greek economy, the Greek State appoints an additional member to the Bank’s Board of Directors, as its representative, for the whole period the Bank participates into this plan.

H) Board of Directors’ authority for the issue of new shares or the purchase of own shares

1) Pursuant to the provisions of Companies’ Act 2190/1920 Article 13 par. 1, by General Meeting resolution, subject to the publication requirements provided for under Companies’ Act 2190/1920 Article 7b, the Board of Directors can increase the Bank’s share capital through the issue of new shares by resolution adopted on a two-third-majority basis. In that case, pursuant to Article 5 of the Bank’s Articles of Association the Bank’s share capital may increase up to the amount of capital paid up as at the date the Board of Directors’ is authorized to do so by the General Meeting. The said authorization may be renewed, each time for a period of up to 5 years.

On 15 May 2008, the 2nd Repeat General Meeting authorized the Board of Directors to increase the Bank’s share capital up to the amount that corresponds to 50% of the paid up share capital (which amounted to €2.385.992.305 at that date) instead of 100% as provided by the Company Law.  The increase shall take place within a three year period as of the date of the said General Meeting (instead of the five year period provided by the Company Law).  The capital increase will be effected through the issuance of common shares with preemptive rights to the existing shareholders. Pursuant to par. 1, article 13 of Law 2190/1920, the Board of Directors will determine the terms and conditions of the capital increase.

It is noted that in case the Board of Directors proceed with the said share capital increase, the Board of Directors will duly submit a report pursuant to Law 3016/2002.  The report shall include in details the terms of the increase, the number and type of shares issued, the par value of the share, the subscription price per share and the duration of the share capital increase.  In case the issue is not fully covered, the Board of Directors will accordingly amend the Articles of Association of the Bank so as to reflect the paid up capital following this increase.

2) In accordance with Companies’ Act 2190/1920 Article 13 par. 13, pursuant to a General Meeting resolution a Stock Options Program may be launched for the management and the staff in the form of options to acquire shares of the Bank as per the terms of the resolution. The General Meeting resolution determines the maximum number of shares to be issued if the beneficiaries’ stock options are exercised, which by law cannot exceed 1/10 of the Bank’s existing shares, as well as the purchase price and the terms of allocation of the shares to the beneficiaries.

Other details not provided for otherwise under the General Meeting resolution are determined by resolution of the Board of Directors, which provides for the issue of the stock option certificates, in December of each year issues the shares to the beneficiaries who have exercised their options, increasing the Bank’s share capital accordingly and certifying the said increase.

Pursuant to Law 3723/2008 and article 28 of Law «Dematerialized Securities System, provisions on Capital Markets, taxation issues and other provisions”, the Bank cannot buy its own shares, for the whole period it participates into the Program for the liquidity increase of the Greek economy.

On 22 June 2005, at the repeat General Meeting of the Shareholders, a stock options program (the Program A) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group.  The Program shall last for five years and expires in 2010.  The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion.  The maximum number of shares to issue under the Program shall be 3,5 million.  The strike price shall be within the range of €5 per share to 70% of the average market price thereof within the time period from 1 January of the year the options are granted until the date they can be exercised.

On 1 June 2006, at the repeat General Meeting of the Shareholders, a second stock options program (the Program B) was approved for the executive members of the BoD, management and staff of the Group.  The program shall last for five years and expires in 2011.  The maximum number of shares to issue under this Program shall be 3,5 million.  The strike price shall be within a range of €5 per share to 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006) until the date the options can be exercised.

On 28 June 2007, at the repeat General Meeting of the Shareholders, a third stock options program (the Program C) was approved for the executive members of the BoD, management and staff of the Group.  The Program shall last for eight years and expires in 2015.  The maximum number of shares to be issued under this Program is 12 million.  The strike price shall be within a range of €5 per share to 85% of the average market price thereof from 1 January until 31 October of the year the options are granted.  The options are to be granted until 2010, and the maximum number of options that may be granted each year to the beneficiaries as a whole cannot exceed 1% of the total number of the Bank’s ordinary shares.

On 29 November 2006, the BoD approved the issue of 2.992.620 share options under the Program A.  The exercise price was set at €23,80 per share.  The vesting conditions were as follows:  15% of the options vested immediately, 35% of the options vested in 2007 and 50% of the options vested in 2008.  During the third option exercise period (1-10 December 2008), no options were exercised.

On 1 November 2007, the BoD of the Bank approved the issue of a further 496.500 shares under Program A with the same vesting conditions and the same exercise price.  During the second option exercise period (1-10 December 2008), no options were exercised.

On 1 November 2007, the BoD of the Bank also approved the issue of 3.014.100 shares under Program B.  The exercise price was set at €23,00 per share. The vesting conditions were as follows:  15% of the options vested immediately, 15% of the options vested in 2008, 30% of the options vest after 1,5 years subject to achievement of minimum target EPS for the year 2008 or after 2,5 years subject to achievement of minimum target EPS for the year 2009 and the remaining 40% vest after 2,5 years subject to achievement of minimum target EPS for the year 2009.   During the second option exercise period (1-10 June 2008), 387.970 options were exercised and the aggregate amount paid was €8,6 million.

During 2008, 229.850 stock options were cancelled.

3) In accordance Companies’ Act 2190/1920 Article 16 par. 5-9, pursuant to a General Meeting resolution, companies listed on the ATHEX may purchase up to 10% of their own shares (“treasury shares”) via ASE.  On 17 April 2008, the Annual General Meeting of the Bank’s shareholders, utilizing the said option afforded by law, approved a scheme to purchase up to 10% of the Bank’s own shares, from 25 May 2008 until 24 May 2009, at a purchase price of between €5 and €60.

During the year ended 31.12.2008, the Bank and its subsidiaries  purchased as part of their investment activity 11.756.276 shares of the Bank of a nominal value of €279,2 million representing 2,37% of the issued share capital and sold 5.802.272 shares of the Bank of a nominal value of €155,6 million representing 1,17% of the issued share capital.  As at 31.12.2008 the Bank held 6.456.504 own shares of a nominal value of €145,3 million representing 1,3% of its share capital. As of the same date, no other entity of the Group holds any Bank’s shares.

I) Significant agreements that come into effect, are modified or terminated in the event of a change in control following a public offering

There are no agreements that shall come into effect, be modified or terminated in the event of a change in control of the Bank following a public offering.

J) Agreements with Board members or officers of the Bank

In the case of the executive members of the Board of Directors and the highly ranked officers, the Bank reserves the right for groundless termination of their employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract.

For the Bank’s Board of Directors

Takis Arapoglou

Chairman and CEO

Auditor’s Report

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of NATIONAL BANK OF GREECE S.A.

Report on the Financial Statements

We have audited the accompanying financial statements of “NATIONAL BANK OF GREECE S.A.” (“the Bank”) and the consolidated financial statements of the Bank and its subsidiaries (“the Group”), which comprise the stand alone and the consolidated balance sheet as of 31 December 2008, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as these were adopted by the European Union. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Greek Auditing Standards which are harmonised with the International Standards on Auditing. Those standards require that we comply with ethical standards and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making this risk assessment, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying stand alone and consolidated financial statements present fairly, in all material respects, the financial position of the Bank and that of the Group as of 31 December 2008, and  its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as these were adopted by the European Union.

Report on Other Legal Requirements

We have agreed and confirmed the content and consistency of the Board of Directors’ Report to the accompanying Financial Statements according to the provisions of the article 43a, 107 and 37 of the Greek Company Law 2190/1920.

Athens, 30 March 2009

The Certified Public Accountant

Nikolaos C. Sofianos

RN SOEL: 12231

Hadjipavlou Sofianos & Cambanis S.A.

Assurance & Advisory Services

250-254 Kifissias Avenue

GR 152 31 Halandri

Reg. No. SOEL: E120

Income Statement

		Group		Bank
		12 month period ended		12 month period ended
€ 000’s	Note	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Interest & similar income		6.941.418	5.736.887	4.065.836	3.440.294
Interest expense & similar charges		(3.361.884)	(2.685.770)	(2.018.256)	(1.629.558)
Net interest income	6	3.579.534	3.051.117	2.047.580	1.810.736

Fee and commission income		841.252	859.255	307.689	341.326
Fee and commission expense		(69.183)	(86.730)	(28.402)	(23.408)
Net fee and commission income	7	772.069	772.525	279.287	317.918

Earned premia net of reinsurance		713.441	721.473	—	—
Net claims incurred		(590.561)	(628.322)	—	—
Earned premia net of claims and commissions	8	122.880	93.151	—	—

Net trading income and results from investment securities	9	409.517	479.901	(61.636)	309.401
Net other income	10	24.059	162.516	1.795	108.224
Total income		4.908.059	4.559.210	2.267.026	2.546.279

Personnel expenses	11&12	(1.447.667)	(1.423.558)	(885.102)	(880.008)
General, administrative & other operating expenses	13	(771.742)	(718.511)	(338.656)	(299.756)
Depreciation, amortisation & impairment charges of fixed assets		(163.499)	(147.253)	(75.957)	(63.755)
Amortisation of intangible assets recognised on business combinations		(27.406)	(29.027)	—	—
Finance charge on put options of minority interests		(11.940)	(24.945)	(11.940)	(24.945)
Impairment charge for credit losses	14	(519.859)	(330.197)	(322.197)	(245.960)
Share of profit/(losses) of associates	24	(28.932)	17.210	—	—
Profit before tax		1.937.014	1.902.929	633.174	1.031.855

Tax expense	15	(352.071)	(258.808)	(152.868)	(117.263)
Profit for the period		1.584.943	1.644.121	480.306	914.592

Attributable to:
Minority interests	40	38.931	18.806	—	—
NBG equity shareholders		1.546.012	1.625.315	480.306	914.592

Earnings per share- Basic	16	2,93	3,10	0,91	1,85
Earnings per share- Diluted	16	2,93	3,10	0,91	1,85

Athens, 30 March 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The Notes on pages 24 to 102 form an integral part of these financial statements

Balance Sheet

		Group		Bank
€ 000’s	Note	31.12.2008	31.12.2007	31.12.2008	31.12.2007
ASSETS
Cash and balances with central banks	17	4.145.395	6.109.648	1.959.249	4.135.632
Due from banks (net)	18	2.490.064	3.689.849	5.202.048	4.318.696
Financial assets at fair value through Profit or Loss	19	2.190.604	12.211.840	1.717.902	11.048.630
Derivative financial instruments	20	1.590.320	394.904	1.303.708	331.206
Loans and advances to customers (net)	21	73.076.469	54.693.204	55.798.270	39.568.570
Investment securities	22	9.730.709	4.781.996	7.708.371	2.537.345
Investment property	23	148.073	153.628	—	—
Investments in subsidiaries	45	—	—	7.149.862	6.434.777
Investments in associates	24	55.683	73.586	6.921	21.492
Goodwill, software & other intangible assets	25	2.473.994	2.933.103	111.285	80.200
Property & equipment	26	1.982.768	1.936.815	986.405	955.732
Deferred tax assets	27	774.205	288.330	640.171	156.486
Insurance related assets and receivables	28	707.721	789.932	—	—
Current income tax advance		113.903	115.986	113.903	115.986
Other assets	29	2.241.827	2.097.474	1.587.984	1.354.198
Non current assets held for sale	30	116.893	115.279	—	—
Total assets		101.838.628	90.385.574	84.286.079	71.058.950

LIABILITIES
Due to banks	31	14.840.030	10.373.844	13.801.415	8.935.585
Derivative financial instruments	20	1.567.815	1.071.806	1.426.951	580.062
Due to customers	32	67.656.948	60.530.411	56.291.053	49.259.670
Debt securities in issue	33	1.813.678	2.289.735	—	—
Other borrowed funds	34	1.922.873	1.723.046	3.874.881	3.482.135
Insurance related reserves and liabilities	35	2.266.256	2.167.621	—	—
Deferred tax liabilities	27	619.829	247.473	466.224	133.731
Retirement benefit obligations	12	230.747	239.382	108.057	110.540
Current income tax liabilities		12.428	37.029	—	—
Other liabilities	36	2.632.114	3.156.757	1.883.712	2.021.306
Liabilities held for sale	30	8.856	6.535	—	—
Total liabilities		93.571.574	81.843.639	77.852.293	64.523.029

SHAREHOLDERS’ EQUITY
Share capital	38	2.490.771	2.385.992	2.490.771	2.385.992
Share premium account	38	2.682.050	2.292.753	2.682.050	2.292.753
Less: treasury shares	38	(145.277)	(21.601)	(145.277)	(21.601)
Reserves and retained earnings	39	944.063	1.813.276	1.406.242	1.878.777
Equity attributable to NBG shareholders		5.971.607	6.470.420	6.433.786	6.535.921

Minority Interest	40	842.408	507.889	—	—
Preferred securities	41	1.453.039	1.563.626	—	—
Total equity		8.267.054	8.541.935	6.433.786	6.535.921

Total equity and liabilities		101.838.628	90.385.574	84.286.079	71.058.950

Athens, 30 March 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The Notes on pages 24 to 102 form an integral part of these financial statements

Statement of Changes in Equity-Group

	Attributable to equity holders of the parent company
	Share capital		Share premium			Reserves &		Minority Interest &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	Retained earnings	Total	Preferred securities	Total
At 1 January 2007	2.376.436	—	2.263.725	—	(26.826)	1.983.890	6.597.225	2.235.679	8.832.904
Available for sale securities reserve, net of tax	—	—	—	—	—	(46.677)	(46.677)	(7.730)	(54.407)
Currency translation differences	—	—	—	—	—	267.347	267.347	(56.104)	211.243
Net investment hedge, net of tax	—	—	—	—	—	(23.239)	(23.239)	—	(23.239)
Profit/(loss) recognised directly in equity	—	—	—	—	—	197.431	197.431	(63.834)	133.597
Net profit/(loss) for the period	—	—	—	—	—	1.625.315	1.625.315	18.806	1.644.121
Total	—	—	—	—		1.822.746	1.822.746	(45.028)	1.777.718
Share capital increase	1.750	—	—	—	—	(1.750)	—	—	—
Stock options exercised	7.806	—	29.028	—	—	—	36.834	—	36.834
Dividends to preferred securities	—	—	—	—	—	(91.655)	(91.655)	—	(91.655)
Dividends to ordinary shareholders	—	—	—	—	—	(474.608)	(474.608)	—	(474.608)
Share based payments	—	—	—	—	—	33.793	33.793	—	33.793
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	(202)	(1.473.600)	(1.473.802)	(119.136)	(1.592.938)
(Purchases)/ disposals of treasury shares & preferred securities	—	—	—	—	5.427	14.460	19.887	—	19.887
Balance at 31 December 2007 and At 1 January 2008	2.385.992	—	2.292.753	—	(21.601)	1.813.276	6.470.420	2.071.515	8.541.935
Available for sale securities reserve, net of tax	—	—	—	—	—	(814.608)	(814.608)	(38)	(814.646)
Currency translation differences	—	—	—	—	—	(988.807)	(988.807)	(126.684)	(1.115.491)
Net investment hedge, net of tax	—	—	—	—	—	(148.607)	(148.607)	—	(148.607)
Profit/(loss) recognised directly in equity	—	—	—	—	—	(1.952.022)	(1.952.022)	(126.722)	(2.078.744)
Net profit/(loss) for the period	—	—	—	—	—	1.546.012	1.546.012	38.931	1.584.943
Total	—	—	—	—	—	(406.010)	(406.010)	(87.791)	(493.801)
Mergers with subsidiary companies	—	—	41	—	—	(582)	(541)	—	(541)
Share capital increase	95.339	7.500	—	395.138	—	(95.339)	402.638	—	402.638
Share capital issue costs, net of tax	—	—	(161)	(12.363)	—	—	(12.524)	—	(12.524)
Stock options exercised	1.940	—	6.642	—	—	—	8.582	—	8.582
Dividends to preferred securities	—	—	—	—	—	(66.824)	(66.824)	—	(66.824)
Dividends to ordinary and preference shareholders	—	—	—	—	—	(223.336)	(223.336)	—	(223.336)
Share based payments	—	—	—	—	—	10.503	10.503	—	10.503
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	(26.925)	(26.925)	311.723	284.798
(Purchases)/ disposals of treasury shares & preferred securities	—	—	—	—	(123.676)	(60.700)	(184.376)	—	(184.376)
Balance at 31 December 2008	2.483.271	7.500	2.299.275	382.775	(145.277)	944.063	5.971.607	2.295.447	8.267.054

Detailed analysis of the changes in equity is presented in Notes 38 to 41 of these financial statements.

The Notes on pages 24 to 102 form an integral part of these financial statements

Statement of Changes in Equity-Bank

	Share capital		Share premium			Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	Retained earnings	Total
At 1 January 2007	2.376.436	—	2.263.725	—	(4.490)	1.482.877	6.118.548
Available for sale securities reserve, net of tax	—	—	—	—	—	(30.989)	(30.989)
Currency translation differences	—	—	—	—	—	551	551
Cash flow hedge, net of tax	—	—	—	—	—	(3.383)	(3.383)
Profit/(loss) recognised directly in equity	—	—	—	—	—	(33.821)	(33.821)
Net profit/(loss) for the period	—	—	—	—	—	914.592	914.592
Total	—	—	—	—	—	880.771	880.771
Merger of subsidiaries / demergers	—	—	—	—	(64)	(45.211)	(45.275)
Share capital increase	1.750	—	—	—	—	(1.750)	—
Stock options exercised	7.806	—	29.028	—	—	—	36.834
Dividends to ordinary shareholders	—	—	—	—	—	(475.287)	(475.287)
Share based payments	—	—	—	—	—	33.793	33.793
(Purchases)/ disposals of treasury shares	—	—	—	—	(17.047)	3.584	(13.463)
Balance at 31 December 2007/ At 1 January 2008	2.385.992	—	2.292.753	—	(21.601)	1.878.777	6.535.921
Available for sale securities reserve, ,net of tax	—	—	—	—	—	(626.003)	(626.003)
Currency translation differences	—	—	—	—	—	(515)	(515)
Profit/(loss) recognised directly in equity	—	—	—	—	—	(626.518)	(626.518)
Net profit/(loss) for the period	—	—	—	—	—	480.306	480.306
Total	—	—	—	—	—	(146.212)	(146.212)
Merger of subsidiaries / demergers	—	—	41	—	—	(18.124)	(18.083)
Share capital increase	95.339	7.500	—	395.138	—	(95.339)	402.638
Share capital issue costs, net of tax	—	—	(161)	(12.363)	—	—	(12.524)
Stock options exercised	1.940	—	6.642	—	—	—	8.582
Dividends to ordinary and preference shareholders	—	—	—	—	—	(223.363)	(223.363)
Share based payments	—	—	—	—	—	10.503	10.503
(Purchases)/ disposals of treasury shares	—	—	—	—	(123.676)	—	(123.676)
Balance at 31 December 2008	2.483.271	7.500	2.299.275	382.775	(145.277)	1.406.242	6.433.786

The Notes on pages 24 to 102 form an integral part of these financial statements

Cash Flow Statement

		Group		Bank
€ 000’s	Note	31.12.2008	31.12.2007	31.12.2008	31.12.2007
Cash flows from operating activities
Profit for the period		1.584.943	1.644.121	480.306	914.592
Adjustments for:
Non-cash items included in income statement and other adjustments		822.919	435.045	424.434	184.542
Depreciation, amortisation & impairment on assets & investment property		190.904	176.279	75.957	63.755
Share based payment		10.503	33.793	9.141	33.793
Impairment losses / (recoveries) on investments		17.772	989	86.361	989
Amortization of premiums / discounts of investment securities and loans and receivables		(43.138)	6.624	(18.719)	3.412
Provisions for credit and other risks		557.425	365.427	330.597	248.678
Provision for employee benefits		37.160	55.779	6.278	11.422
Other provisions		3.286	14.883	9.799	10.412
Equity income of associates		28.932	(17.210)	—	—
Finance charge on put options of minority interest		11.940	24.945	11.940	24.945
Deferred tax expense / (income)		179.897	52.529	61.224	41.145
Dividend income from investment securities		(16.319)	(9.062)	(82.683)	(65.383)
Net (profit) / loss on disposal of fixed assets & investment property		(47.586)	(31.428)	(42.331)	(23.697)
Net (profit) / loss on disposal of investments in associates		(1.306)	(107.435)	(4.613)	(104.387)
Net (income) / expense on investment securities		(28.073)	(131.068)	59.961	(60.542)
Valuation adjustment on instruments designated at fair value through profit or loss		(78.478)	—	(78.478)	—

Net (increase) / decrease in operating assets:		(12.513.135)	(12.263.588)	(11.078.876)	(6.401.866)
Due from central banks		(514.779)	(256.444)	(271.727)	(81.035)
Due from other banks		529.554	250.104	(188.533)	(194.209)
Financial assets & liabilities at fair value through Profit or Loss		5.444.391	694.942	5.778.171	1.400.093
Derivative financial instruments (assets)		(1.195.416)	(23.831)	(945.970)	(136.563)
Loans and advances to customers		(16.691.669)	(12.412.790)	(15.219.034)	(7.196.342)
Other assets		(85.216)	(515.569)	(231.783)	(193.810)

Net increase / (decrease) in operating liabilities:		11.642.488	12.657.973	12.856.182	8.354.568
Due to banks		4.465.950	4.139.405	4.865.830	3.170.688
Due to customers		7.126.537	7.270.261	7.019.785	4.776.292
Derivative financial instruments (liabilities)		297.866	636.252	846.889	235.375
Retirement benefit obligations		(43.557)	(34.508)	(8.761)	(10.933)
Insurance related reserves and liabilities		98.636	214.003	—	—
Income taxes paid		(33.739)	(185.782)	(580)	(56.507)
Other liabilities		(269.205)	618.342	133.019	239.653
Net cash flow from/(used in) operating activities		1.537.215	2.473.551	2.682.046	3.051.836

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(495.714)	(1.968.615)	(21.059)	(2.362.261)
Disposals of subsidiaries, net of cash disposed		—	1.595	—	302.893
Acquisitions of associates		(11.811)	(2.511)	(94)	—
Disposals of associates		15.493	320.139	14.926	321.632
Participation in share capital increase of subsidiaries		—	—	(1.220.856)	(86.141)
Dividends received from investment securities & associates		18.208	12.500	82.683	65.383
Purchases of fixed and intangible assets		(344.039)	(311.097)	(163.615)	(116.458)
Proceeds from sale of fixed assets		114.302	90.176	66.408	72.962
Purchases of investment property		(49)	(66)	—	—
Proceeds from sale of investment property		1.871	8.568	—	13
Purchases of investment securities		(17.495.817)	(15.443.510)	(5.212.804)	(1.403.633)
Proceeds from redemption and sale of investment securities		13.396.513	15.196.288	1.453.076	1.507.793
Net cash from / (used in) investing activities		(4.801.043)	(2.096.533)	(5.001.335)	(1.697.817)

Cash flows from financing activities
Share capital increase		394.520	36.834	394.520	36.834
Proceeds from borrowed funds and debt securities		1.020.169	4.486.213	497.693	1.631.708
Repayments of borrowed funds and debt securities		(1.336.706)	(3.508.663)	—	(750.000)
Proceeds from sale of treasury shares		149.667	190.183	—	25.130
Repurchase of treasury shares		(279.249)	(169.497)	(123.676)	(38.593)
Dividends to ordinary and preference shareholders		(212.145)	(474.608)	(212.172)	(475.287)
Dividends to preferred securities		(59.268)	(91.655)	—	—
Minority interest		310.097	379.469	—	—
Net cash from / (used in) financing activities		(12.915)	848.276	556.365	429.792
Effect of foreign exchange rate changes on cash and cash equivalents		(265.200)	(3.855)	(19.008)	75.523
Net increase/(decrease) in cash and cash equivalents		(3.541.943)	1.221.439	(1.781.932)	1.859.334
Cash and cash equivalents at beginning of period		6.164.921	4.943.481	5.456.449	3.612.606
Adjustments in cash and cash equivalents at beginning of period due to mergers		—	—	347	(15.491)
Cash and cash equivalents at end of period	43	2.622.978	6.164.920	3.674.864	5.456.449

The Notes on pages 24 to 102 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and its shares are listed on the Athens Stock Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs.  The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr.  By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad.  In its 168 years of operation the Bank has expanded on its commercial banking business by entering into related business areas.  National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at global level.  The Group operates primarily in Greece, but has also operations in UK, South Eastern Europe, Cyprus, Egypt, South Africa and Turkey.

The Board of Directors consists of the following members:

Executive Members
Efstratios (Takis) - Georgios A. Arapoglou	Chairman - Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman - Deputy Chief Executive Officer

Non-Executive Members
Achilleas D. Mylonopoulos	Employees’ representative
Ioannis P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School & Legal Counsellor
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman of Hellenic Federation of Enterprises
Nikolaos D. Efthymiou	Shipowner
Constantinos D. Pilarinos	Economist
Drakoulis K. Fountoukakos - Kyriakakos	Entrepreneur, Chairman, KEME of Hellenic Chamber of Commerce
Panagiotis C. Drosos*	Economist
Theodoros I. Abatzoglou**	Governor of State Social Security Fund (IKA)

Greek State representative
Alexandros N. Makridis	Economist

*On 28 August 2008, Mr Panagiotis Drosos was elected as a member of the Board following the resignation of Mr Ploutarhos K. Sakellaris on 1 August 2008.

**On 26 February 2009 Mr Theodoros Abatzoglou was elected as a member of the Board following the resignation of Mr George I. Mergos.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected.  The term of the above members expires in 2010 following their election by the shareholders’ general meeting on 25 May 2007.

Following the decision of the Bank to participate in the support plan for liquidity, the Greek State appointed Mr Alexandros Makridis as its representative in the Bank’s Board of Directors (see Note 47).

The financial statements are subject to approval from the Bank’s Annual Shareholders Meeting.

These financial statements have been approved for issue by the Bank’s Board of Directors on 30 March 2009.

Notes to the Financial Statements

Group and Bank

NOTE 2: Summary of significant accounting policies

2.1 Basis of Preparation

The Consolidated Financial Statements of the Group and the separate Financial Statements of the Bank have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the E.U.  E.U.-endorsed IFRSs may differ from IFRSs as issued by the International Accounting Standards Board (“IASB”) if, at any point in time, new or amended IFRSs have not been endorsed by the E.U.  At 31 December 2008, there were no unendorsed standards effective for the year ended 31 December 2008, which affect these Consolidated and Bank financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Bank or the Group.  Accordingly, NBG’s financial statements for the year ended 31 December 2008 are prepared in accordance with IFRSs as issued by the IASB.  The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, valuation of and recognition of the expense relating to stock options, insurance reserves, impairment of loans and receivables, liabilities from open tax years and contingencies from litigation.  Actual results in the future may differ from those reported.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2 Adoption of International Financial Reporting Standards (IFRS).

New standards and interpretations effective in 2008

·    IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures” (Amendments October and November 2008).  These amendments allow reclassifications of certain financial instruments:

·             out of the held for trading or available for sale categories into the loans and receivables category, provided they meet the definition of this category and the entity has the intention and ability to hold the financial instruments for the foreseeable future,

·             out of the held for trading category, but only in rare circumstances and provided they are no longer held for the purpose of selling in the near term.

Reclassifications made up to 31 October 2008 may be applied as of 1 July 2008.  Reclassifications made on or after 1 November 2008 are applied as of the date of the reclassification.

Following these amendments, the Group’s accounting policy regarding reclassifications has changed to that described in Note 2.8.  NBG Group made use of these amendments as described in Note 49.

·   IFRIC 11, “IFRS 2 – Group and Treasury Share Transactions” This IFRIC requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme by the entity even if the entity chooses or is required to buy those equity instruments (e.g. treasury shares) from another party, or the shareholder(s) of the entity provide the equity instruments required.

The Interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent. In particular, it prescribes that, when the parent grants rights to equity instruments to the employees of subsidiaries, they will be accounted for as equity settled scheme (as an equity contribution to the parent) when the parent accounts for it this way in the consolidated financial statements.  When employees transfer between subsidiaries, each entity recognises compensation expense based on the proportion of the total vesting period for which the employee has worked for that subsidiary, measured at the fair value at the original grant date by the parent.  When the subsidiary grants rights to equity instruments of its parent to its employees, it will be accounted for as a cash-settled scheme.

As of 1 January 2008 and following the adoption of IFRIC 11, the expense relating to stock options on NBG’s shares granted to employees of NBG’s subsidiaries is recognised in the subsidiaries’ profit or loss and the Bank recognises a corresponding increase in “Investment in subsidiaries”.

Adoption of this interpretation had no effect on the Consolidated financial statements.

·    IFRIC 12, “Service Concession Arrangements”.  This IFRIC did not have an impact on the Consolidated and Bank financial statements.

·   IFRIC 14 “IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction”.  This interpretation addresses three issues:

·             when refunds or reductions in future contributions should be regarded as ‘available’ in the context of paragraph 58 of IAS 19 Employee Benefits;

·             how a minimum funding requirement might affect the availability of reductions in future contributions; and

·             when a minimum funding requirement might give rise to a liability.

This IFRIC did not have an impact on the Consolidated and Bank financial statements.

New standards, amendments and interpretations to existing standards effective after 2008

·    IAS 23, “Borrowing costs” (Amendment) (effective from 1 January 2009).  It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group will apply IAS 23 (Amended) from 1 January

Notes to the Financial Statements

Group and Bank

2009, however management does not expect a significant impact on the Consolidated and Bank financial statements.

·    IFRS 8, “Operating Segments” (effective from 1 January 2009). This standard changes the way the segment information is measured and disclosed and requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segments and to assess performance.  The Group will apply this standard for the annual period beginning on 1 January 2009 however management does not expect a significant impact on the Consolidated financial statements.

·    IAS 1 “Presentation of Financial Statements” (Amendment) (effective from 1 January 2009).  It requires information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income.  The Group will apply this amendment for the annual period beginning on 1 January 2009.

·    IFRS 2 “Share-based Payment” (Amendment) (effective from 1 January 2009). The amendment deals with two matters.  It clarifies that vesting conditions are service conditions and performance conditions only.  Other features of a share-based payment are not vesting conditions.  It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.  The Group will apply this amendment for the annual period beginning on 1 January 2009, and is currently evaluating its impact on the Consolidated and Bank financial statements.

·    IAS 32 “Financial Instruments: Presentation” and IAS 1 “Presentation of Financial Statements” (Amendment) (effective from 1 January 2009).  This amendment requires entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions:

·             puttable financial instruments (for example, some shares issued by co-operative entities)

·             instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation (for example, some partnership interests and some shares issued by limited life entities).

The Group will apply this amendment for the annual period beginning on 1 January 2009, and and does not expect that it will have any impact on the Consolidated and Bank financial statements.

·    IFRIC 13, “Customer Loyalty Programmes” (effective for annual periods beginning on or after 1 July 2008).  IFRIC 13 addresses the accounting treatment by the entity that grants award credits to its customers as part of a sale transaction(s).  The Group will apply this IFRIC from 1 January 2009, and does not expect that it will have a significant impact on the Consolidated and Bank financial statements.

·    IFRIC 15, “Agreements for the Construction of Real Estate” (effective for annual periods beginning on or after 1 January 2009).  The Interpretation provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11 “Construction Contracts” or IAS 18 “Revenue” and when revenue from the construction should be recognised.  IFRIC 15 applies to the accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors.

The Group will apply this Interpretation for the annual period beginning on 1 January 2009, and does not expect that it will have a significant impact on the Consolidated and Bank financial statements.

·    IFRIC 16, “Hedges of a Net Investment in a Foreign Operation” (effective for annual periods beginning on or after 1 October 2008).  IFRIC 16 clarifies that:

·             the presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation,

·             the hedging instrument(s) may be held by any entity or entities within the group (except the foreign operation that itself is being hedged),

·             while IAS 39 “Financial Instruments: Recognition and Measurement” must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21 “The Effects of Changes in Foreign Exchange Rates” must be applied in respect of the hedged item.

The Group will apply this Interpretation for the annual period beginning on 1 January 2009, and does not expect that it will have any impact on the Consolidated and Bank financial statements.

·    Improvements to IFRSs (effective for annual periods beginning on or after 1 January 2009, except amendments to IFRS 5 that are effective for periods beginning on or after 1 July 2009).  These improvements include amendments considered to be necessary, but non-urgent, and that will not be included as part of another major project.

The Group will apply these amendments for the annual period beginning on 1 January 2009 (2010 for IFRS 5), and does not expect that they will have a significant impact on the Consolidated and Bank financial statements.

·    IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (Amendment) (effective from 1 July 2009).  The main changes are:

·             Partial acquisitions. Non-controlling interests are measured either as their proportionate interest in the net identifiable assets (which is the original IFRS 3 requirement) or at fair value (which is the new requirement in US GAAP).

·             Step acquisitions: The requirement to measure at fair value every asset and liability at each step for the purposes of calculating a portion of goodwill has been removed. Instead, goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired.

·             Acquisition-related costs. Acquisition-related costs are generally recognised as expenses (rather than included in goodwill).

·             Contingent consideration. Contingent consideration must be recognised and measured at fair value at the acquisition date. Subsequent changes in fair value are recognised in accordance

Notes to the Financial Statements

Group and Bank

with other IFRSs, usually in profit or loss (rather than by adjusting goodwill).

·             Transactions with non-controlling interests . Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for as equity transactions.

These amendments will affect the Consolidated and Bank financial statements in relation to business combinations effected on or after 1 July 2009.

·    IFRS 1 “First-time Adoption of International Financial Reporting

Standards” and IAS 27 “Consolidated and Separate Financial Statements” (Amendment) (effective from 1 July 2009).  The amendments:

·             allow first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements; and

·             remove the definition of the cost method from IAS 27 and replace it with a requirement to present dividends as income in the separate financial statements of the investor.

Regarding the initial measurement of cost in the separate financial statements of a new parent formed as the result of a specific type of reorganisation, the amendments to IAS 27 also require the new parent to measure the cost of its investment in the previous parent at the carrying amount of its share of the equity items of the previous parent at the date of the reorganisation.

The Group will apply this amendment for the annual period beginning on 1 January 2010, and is currently evaluating its impact on the Consolidated and Bank financial statements.

·    IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment “Eligible Hedged Items”) (effective for annual periods beginning on or after 1 July 2009).  The amendment clarifies how the existing principles underlying hedge accounting should be applied in the designation of:

(a)     a one-sided risk in a hedged item, and

(b)    inflation in a financial hedged item.

The Group will apply this amendment for the annual period beginning on 1 January 2010, and is currently evaluating its impact on the Consolidated and Bank financial statements.

·    IFRIC 17, “Distributions of Non-cash Assets to Owners” (effective for annual periods beginning on or after 1 July 2009).  The Interpretation clarifies that:

·             a dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity,

·             an entity should measure the dividend payable at the fair value of the net assets to be distributed,

·             an entity should recognise the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss.

The Interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation.

IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions.

The Group expects to apply this Interpretation for the annual period beginning on 1 January 2010, and does not expect that it will have any impact on the Consolidated and Bank financial statements.

·    IFRIC 18, “Transfers of Assets from Customers” (effective for transfers received on or after 1 July 2009).  The Interpretation clarifies that the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water).  The Group does not expect that it will have any impact on the Consolidated and Bank financial statements.

·    IAS 39 “Financial Instruments: Recognition and Measurement” and IFRIC 9 “Reassessment of Embedded Derivatives” (Amendment March 2009) (effective for annual periods ending on or after 30 June 2009).  These amendments clarify that on reclassification of a financial asset out of the “at fair value through profit or loss” category all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements.  The Group will apply this amendment for the annual period beginning on 1 January 2009 and does not expect that it will have a significant impact on the Consolidated and Bank financial statements.

·    IFRS 7 “Financial Instruments: Disclosures” (Amendment March 2009) (effective for annual periods beginning on or after 1 January 2009).  The amendments introduce a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements.  In addition, the amendments clarify and enhance the existing requirements for the disclosure of liquidity risk.  The Group will apply this amendment for the annual period beginning on 1 January 2009.

2.3 Business combinations and consolidation

Business combinations: All acquisitions are accounted for using the purchase method of accounting as set out in IFRS 3 from the date on which the Group effectively obtains control of the acquiree.  The Group has incorporated into its income statement the results of operations of the acquiree and has also recognised in the balance sheet the assets and the liabilities assumed and contingent liabilities of the acquiree as well as any goodwill arising on the acquisition.  Acquisitions are accounted for at cost, being the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for the control of the acquiree plus any costs directly attributable to the acquisition.  For the allocation of the cost of acquisition, all recognised assets and liabilities are measured at their fair values as at the date of acquisition and any minority interests are stated at the minority’s proportion of the fair values of the assets and liabilities recognised in accordance with IFRS 3.

The consolidated financial statements combine the financial statements of the Bank and all its subsidiaries, including certain special purpose entities where appropriate.

Business combinations achieved in stages: When the Group obtains control over a subsidiary in successive share purchases i.e. “step acquisition”, each significant transaction is accounted for

Notes to the Financial Statements

Group and Bank

separately and the identifiable assets, liabilities and contingent liabilities acquired are stated at their fair value at the acquisition date which is the date when the control is obtained.

Goodwill is calculated separately for each exchange transaction, based on the cost of each exchange transaction, and the appropriate share of the acquiree’s net assets based on net fair values at the time of each exchange transaction.  Any adjustment to fair values related to previously held interests (including but not limited to interests which were equity accounted under IAS 28 Investments in associates) is a revaluation, which is accounted for as an adjustment directly in equity.  Such a revaluation does not indicate that a policy of revaluation within the meaning of IAS 16 has been adopted.

As with an acquisition achieved in a single transaction, minority interest is measured at the minority’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities.

Further acquisition after control is obtained: Changes in the parent’s ownership interest in a subsidiary after control is obtained that do not result in a loss of control are accounted for as transactions between equity holders in their capacity as equity holders.  No gain or loss is recognised in income statement on such changes.  The carrying amount of the minority interest is adjusted to reflect the change in the parent’s interest in the subsidiary’s net assets.  Any difference between the amount by which the minority interest is so adjusted and the fair value of the consideration paid or received, if any, is recognised directly in equity and attributed to equity holders of the parent.  Legal mergers between entities under common control are also accounted for using the above method.  The effective date of such transactions is considered the merger date.

Put options on minority interests: The Group occasionally enters into arrangements as part of a business combination whereby the Group is committed to acquire the shares held by the minority interest in a subsidiary or whereby a minority interest holder can put its shares to the Group.

The Group applies IAS 32.23, which requires that the commitment or put option is accounted for as a liability in the consolidated financial statements.  The recognition of the liability results in accounting as if the Group has already acquired the shares subject to such arrangements.  Therefore, no minority interest is recognised for reporting purposes in relation to the shares that are subject to the commitment or the put option.  The liability is measured at fair value, using valuation techniques based on best estimates available to the management of the Group.  The difference (if any), between the fair value of the liability and the legal minority interest’s share of net assets is recognised as part of the goodwill.  Subsequent changes to the valuation of the put option will be recorded as changes to the liability and to goodwill, without any direct impact on the consolidated income statement.

Subsidiaries: Subsidiaries are those entities in which the Group directly or indirectly, has an interest of more than one half of the voting rights or otherwise has the power to exercise control over their financial and operating policies.  Subsidiaries are fully consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases.  All intra-group transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation.  Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred.  Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In certain instances, the Group sponsors the formation of Special Purpose Entities (“SPEs”) primarily for the purpose of securitization of certain assets and to obtain sources of liquidity for the Group. The Group consolidates special purpose entities it controls.

Associates: Associates are entities over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence, but which it does not control.  Investments in associates are accounted for by applying the equity method of accounting.  Impairment charges are recognised for other than temporary declines in value.

Under the equity method of accounting, the investment is initially recorded at cost.  Goodwill arising on the acquisition of an associate is included in the carrying amount of the investment (net of any accumulated impairment loss).  The carrying amount of the investment is increased or decreased by the proportionate share of the associate’s post-acquisition profits or losses (recognised in the Group profit or loss) and movements in reserves (recognised in reserves).  Dividends received from the associate during the year reduce the carrying value of the investment.  Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as assets held for sale. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate.  Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred. Where necessary, the associate’s financial statements used in applying the equity method are adjusted to ensure consistency with the accounting policies adopted by the Group.

Joint ventures: The group’s interests in jointly controlled entities are accounted for by applying the equity method of accounting (see above).

Impairment assessment of investments in subsidiaries, associates and joint ventures in individual financial statements: At each reporting date the Group assesses whether there is any indication that an investment in a subsidiary, associate or joint venture may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the investment.  Where the carrying amount of an investment is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

2.4 Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”).  The consolidated financial statements of the Group are presented in thousands of Euro (€), which is the functional currency of the Bank.

Notes to the Financial Statements

Group and Bank

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.  Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in Net trading income.  Translation differences on non-monetary financial assets are a component of the change in their fair value.  Depending on the classification of a non-monetary financial asset, translation differences are either recognised in the income statement (applicable for example for equity securities held for trading), or within shareholders’ equity, if non-monetary financial assets are classified as available for sale investment securities.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the balance sheet date, while income and expense items are translated at average rates for the period.  Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within shareholders’ equity.

When a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to equity upon consolidation.  When a foreign entity is sold, such translation differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Financial assets and liabilities at fair value through profit or loss

This category has the following two sub-categories:

a) Trading

The trading category includes securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are included in a portfolio in which a pattern of short-term profit making exists, and derivatives unless they are designated as hedging instruments.

Trading securities may also include securities sold under sale and repurchase agreements (see below).

b) Financial assets and liabilities designated at fair value through profit or loss

The Group designates at initial recognition financial assets or liabilities as at fair value through profit or loss when:

(i)

Doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as “an accounting mismatch”) that would otherwise arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost for such as loans and advances to customers or banks and debt securities in issue;

(ii)

A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the Board of Directors and Chief Executive Officer.

(iii)

The financial instruments contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments and would have to be separated if not in this category.

The fair value designation, once made, is irrevocable.

Measurement

Financial assets and liabilities at fair value through profit or loss (both trading and designated) are initially recognised at fair value and subsequently re-measured at fair value.  The determination of fair values is based on quoted market prices, dealer price quotation and pricing models, as appropriate.

Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value are included in net trading income.

Dividend income is recognised when the right to receive payment is established.  This is the ex-dividend date for equity securities and are separately reported and included in Net other income.

The amount of change during the period, and cumulatively, in the fair values of designated financial liabilities and loans and advances that is attributable to changes in their credit risk is determined as the amount of change in the fair value that is not attributable to changes in market conditions that give rise to market risk.

2.6 Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the balance sheet at fair value and subsequently are re-measured at their fair value. Derivatives are presented in assets when favourable to the Group and in liabilities when unfavourable to the Group.  Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and options pricing models, as appropriate.  Where the Group enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in the income statement.

A derivative may be embedded in another financial instrument, known as “host contract”.  In such cases, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments

Notes to the Financial Statements

Group and Bank

held for trading purposes, i.e. fair value gains and losses are recognised in trading income.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.  The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

·             at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

·             the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period.  A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

·             the hedge is highly effective on an ongoing basis.

2.6.1 Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged item that is attributable to that specific hedged risk.  If the hedge relationship no longer meets the criteria for hedge accounting, for reasons other than the de-recognition of the hedged item, or the hedging designation is revoked, the cumulative adjustment to the carrying amount of the hedged item, is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognised in the income statement.  If the hedged item has been derecognised, e.g. sold or repaid, the unamortized fair value adjustment is recognised immediately in the income statement.

2.6.2 Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in shareholders’ equity.  When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from shareholders’ equity to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in shareholders’ equity remains in shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from shareholders’ equity to the income statement.

The foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss.

Notwithstanding the above, transactions entered into before the date of transition to IFRS, shall not be retrospectively designated as hedges.

2.6.3 Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges.  A gain or loss on the effective portion of the hedging instrument is recognized in equity; a gain or loss on the ineffective portion is recognized immediately in the income statement.  Gains and losses accumulated in equity are included in the income statement on the disposal of the foreign operation.

2.6.4 Hedge effectiveness testing

To qualify for hedge accounting, the Group requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective test), and demonstrate actual effectiveness (retrospective test) on an ongoing basis.

The documentation of each hedging relationship sets out how effective the hedge is assessed.  The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

Hedge ineffectiveness is recognized in the income statement.

2.7 Investment Securities

Investment securities are initially recognised at fair value (including transaction costs) and are classified as available for sale, held to maturity, or loans and receivables based on the securities’ characteristics and management intention on purchase date.  Investment securities are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  All other purchases and sales, which do not fall within market convention, are recognised as derivative forward transactions until settlement.

Held to maturity investment securities consist of non-derivative, securities that are quoted in an active market, with fixed or determinable payments and fixed maturity, which the management has the positive intend and ability to hold to maturity.  Held to maturity investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

Available for sale investment securities are measured subsequent to initial recognition at fair value based on quoted bid prices in active markets, dealer price quotations or discounted expected cash flows.  Fair values for unquoted equity investments are determined by applying recognised valuation techniques such as price/earnings or price/cash flow ratios, refined to reflect the specific circumstances of the issuer.  Unquoted equity instruments whose fair value cannot be reliably estimated are carried at cost.  Unrealised gains and losses arising from changes in the fair value of available for sale investment securities are reported in shareholders’ equity, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Notes to the Financial Statements

Group and Bank

Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices.  When an available for sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in shareholders’ equity is transferred to the income statement for the period and reported as gains / losses from investment securities.  Gains and losses on disposal are determined using the moving average cost method.

Impairment: The Group assesses at each balance sheet date whether there is objective evidence that an investment security or a group of such securities is impaired.

Particularly for equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered, among other factors, in determining whether the assets are impaired.

If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss) is removed from equity and recognised in the income statement.  Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.  If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the income statement.

The amount of the impairment loss for held to maturity and loans and receivables financial assets, which are carried at amortised cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate.

Interest earned while holding investment securities is reported as interest income.

Dividend income is recognised when the right to receive payment is established (the ex-dividend date) for equity securities and is separately reported and included in Net other income.

2.8 Reclassification of financial instruments

The Group reclassifies non-derivative debt instruments out of the trading and available-for-sale categories and into the loans and receivables category if the instruments meet the definition of this category at the date of reclassification and the Group has the intention and ability to hold the instruments for the foreseeable future or until maturity.

When rare circumstances cause significant deterioration in the trading activity or substantially affect the observable prices of non-derivative financial assets classified in the trading category, the Group reclassifies such financial assets out of the trading category and into the held-to-maturity or available-for-sale categories, provided the assets meet definition of the respective category at the date of reclassification and the Group does not have the intention to sell them in the near term.

If there is a change in intention or ability to hold a debt financial instrument to maturity, the Group reclassifies such instruments out of the available-for-sale category and into the held-to-maturity category, provided the instruments meet the definition of the latter at the date of reclassification.

For financial assets reclassified as described above, the fair value at the date of reclassification becomes the new amortized cost at that date.

When the instruments reclassified out of the trading category include embedded derivatives, the Group reassesses at the reclassification date, whether the embedded derivatives need to be separated from the host contract, on the basis of the circumstances that existed when the Group became a party to the contract.

2.9 Recognition of deferred Day 1 Profit or loss

When the fair value is determined using valuation models for which not all inputs are market observable prices or rates, the Group initially recognises a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ.  Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit or loss”.  The Group does not recognise that initial difference, immediately in profit or loss.

Deferred Day 1 profit or loss is amortised over the life of the instrument.  Any unrecognised Day 1 profit or loss is immediately released to income statement if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market or upon settlement.

After entering into a transaction, the Group measures the financial instrument at fair value, adjusted for the deferred Day 1 profit or loss.  Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

2.10 Loans and advances

Loans and advances to customers include loans and advances originated by the Group, where money is provided directly to the borrower, and non-derivative investment securities with fixed or determinable payments that are not quoted in an active market, which are classified as loans and receivables.

Loans and advances to customers that are originated with the intent to be sold (if any) are recorded as assets at fair value through profit or loss or available for sale investment securities.

Loans originated by the Group are recognised when cash is advanced to borrowers.  Loans and advances to customers are initially recorded at fair value including any transaction costs, and are subsequently valued at amortised cost using the effective interest rate method.

Interest on loans and advances is included in interest income and is recognised on an accrual basis.  Fees and direct costs relating to a loan origination, financing or restructuring and to loan commitments are treated as part of the cost of the transaction and are deferred and amortised to interest income over the life of the loan using the effective interest rate method.

Notes to the Financial Statements

Group and Bank

2.11 Impairment losses on loans and advances

A credit risk provision for loan impairment is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms.  A “claim” means a loan, a commitment such as a letter of credit, guarantee or commitment to extent credit.

Objective evidence that a claim is impaired includes observable data that comes to the attention of the Group about the following loss events:

(a)              significant financial difficulty of the issuer or obligor;

(b)             a breach of contract, such as a default or delinquency in interest or principal payments;

(c)              the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that it would not otherwise consider;

(d)             it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)              the disappearance of an active market for that financial asset because of financial difficulties; or

(f)                observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

(i)        adverse changes in the payment status of borrowers in the group (e.g. an increased number of delayed payments); or

(ii)     national or local economic conditions that correlate with defaults on the assets in the group.

A provision for loan impairment is reported as a reduction of the carrying amount of a claim on the balance sheet.  Additions to provisions for loans impairment are made through impairment losses on loans and advances in the income statement.

The Group assesses individually whether objective evidence of impairment exists for loans that are considered individually significant and individually or collectively for loans that are not considered individually significant.

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics.  Corporate loans are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics.  Mortgages and retail loans are also grouped based on days in arrears or product type.  Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not exist currently.

In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

All impaired loans are reviewed and analysed at least annually and any subsequent changes to the amounts and timing of the expected future cash flows compared with the prior estimates result in a change in the provision for loans impairment and are charged or credited to impairment losses on loans and advances. The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment.  Subsequent recoveries are credited to impairment losses on loans and advances in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account.  The amount of the reversal is recognised in the income statement’ s part of impairment losses on loans and advances.

2.12 Renegotiated loans

Once the terms of a loan have been renegotiated, and the minimum number of payments have been paid and all other conditions required under the new arrangement have been fulfilled, the loan is no longer considered past due.  The Group continuously reviews renegotiated loans to ensure that all criteria are met and that future payments are likely to occur.  The loans continue to be subject to individual or collective impairment assessment, calculated using the loan’s original effective interest rate.

2.13 Derecognition

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

·             the rights to receive cash flows from the asset have expired;

·             the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

·             the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Notes to the Financial Statements

Group and Bank

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset.  Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

As part of its activities, the Bank securitises certain financial assets, generally through the sale of these assets to special purposes entities, which issue securities collateralised with these assets.

To the extend that the Bank sells these securities to third party investors, the transferred assets may qualify for derecognition in full or in part. Gains or losses on securitizations are based on the carrying amount of the financial assets derecognized and the retained interest, based on their relative fair values at the date of the transfer.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

2.14 Sale and repurchase agreements

Securities sold subject to a commitment to repurchase them at a predetermined price (‘Repos’) are retained on the balance sheet as trading or investment securities and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reversed Repos’) are recorded as due from other banks or loans and advances to customers, as appropriate.  The difference between sale and repurchase price is treated as interest and accrued over the life of Repos (or Reverse Repos) agreement using the effective interest rate method.

2.15 Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest.  Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.  The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements.  Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.16 Regular way purchases and sales

“Regular way” purchases and sales of financial assets and liabilities (that is, those that require delivery within the time frame established by regulation or market convention) are recognised on the settlement date apart from trading and investment securities and derivative financial instruments, which are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  Other purchases and sales of trading securities are treated as derivatives until settlement occurs.

2.17 Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when, and only when there is a legally enforceable right to offset the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.18 Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments using the effective interest rate method.  Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other instruments.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

2.19 Fee and commission income

Fees and commissions are generally recognised on an accrual basis over the period the service is provided.  Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or sale of businesses, are recognised upon completion of the underlying transaction.

2.20 Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes.  Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into operating condition.

Subsequent to initial recognition, property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.  Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised.  Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated, but its useful life is reassessed.  Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Notes to the Financial Statements

Group and Bank

Land	No depreciation
Buildings used in operation	Not exceeding 50 years
Buildings (other than those used in operation)	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 10 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

At each reporting date the Group assesses whether there is any indication that an item of property and equipment may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the asset. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.  Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Foreclosed assets, which consist of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at cost, which includes transaction costs, and reported under other assets.  After initial recognition foreclosed assets are re-measured at the lower of their carrying amount and fair value less estimated costs to sell.  Any gains or losses on liquidation of foreclosed assets are included in other operating income.

2.21 Investment property

Investment property includes land and buildings, owned by the Group or held through a finance leasing agreement) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs.  A property interest that is held by the Group under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property or b) the operating lease is accounted for as if it were a finance lease.

Subsequent to initial recognition, investment property is measured at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment.  Investment property is periodically reviewed for impairment based mainly on external appraisals.

2.22 Goodwill, software and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired entity at the date of acquisition.  Subsequent to initial recognition, goodwill is stated at cost less accumulated impairment losses.

Any excess, as at the date of the exchange transaction, of the acquirer’s interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition, should be recognised as negative goodwill.  Once it has been established that negative goodwill exists, the Group a) reassesses the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and b) recognizes immediately in the income statement any profit or loss remaining after the reassessment.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment.  The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable.  When making this assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use.  Fair value is estimated by reference to market value, if available, or is determined by a qualified evaluator or pricing model. Determination of a fair value and value in use requires management to make assumptions and use estimates, as described in Note 25.

Software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year.  Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software.  Computer software development costs recognised as assets, are amortised using the straight-line method over their useful lives, not exceeding a period of 12 years.

Intangible assets acquired through business combinations include brand names, which have an indefinite life and core deposits and customer relationships, which are amortised on a straight line basis over their useful lives of 6-11 years.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognised as an expense when it is incurred.

At each balance sheet date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable.  A write-down is made if the carrying amount exceeds the recoverable amount.

The amount initially recognised for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria.  Where no internally generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

2.23 Insurance Operations

In accordance with the requirements of IFRS 4 the Group classifies its contracts into insurance contracts and investment contracts.

Notes to the Financial Statements

Group and Bank

a. Insurance contracts

Insurance contracts are defined as those contracts that contain significant insurance risk at the inception of the contract.  A contract which exposes the insurance company to financial risk without material insurance risk is not an insurance contract.

The Group classifies its financial guarantee contracts issued by its insurance companies as insurance contracts.

Insurance contracts are categorized in two categories according to the nature of the insurance risk.

a1. Life insurance contracts

Life insurance products insure, in their majority, events which are expected to occur in the long term.  The associated premiums are recognized on issuance or renewal of the contracts.

a2. Property & casualty insurance contracts (P&C)

Premiums are recorded on inception of the policies and are recognized as revenue (earned premiums) on a pro rata basis over the related policy term.  Deferred income is carried over to the unearned premium reserve.  No embedded derivatives are included in these contracts.

b. Investment Contracts

Deposit Administration Funds (DAF): Such policies offer a guaranteed investment return on members contributions plus a discretionary participation feature.  Policies are written to employees of companies, which define the benefits to be received. Any shortfalls are covered by the company of which the staff is insured.  The Group has no liability for any actuarial deficit.

c. Deferred acquisition costs (DAC)

Commissions and other acquisition costs incurred during the financial period for issuing new contracts and or renewing existing contracts, which are related to subsequent financial periods are deferred and recognised over the period in which the revenue is recognised.

d. Insurance Liabilities

Insurance reserves reflect current estimates of future cash flows arising from insurance contracts (life and non-life).  The calculation of the insurance reserves is performed at each reporting date. They consist of:

Mathematical reserves: The life insurance reserve represents the present value of future liabilities less the present value of premiums to be received and is calculated on the basis of a prudent prospective actuarial method, by taking into account the terms of current insurance policies.

Outstanding claims reserve: The reserve includes incurred claims not yet paid, both reported and not reported (IBNR) and represents the expected value of ultimate claims payable. The outstanding claims reserve is calculated on a case-by-case basis and the IBNR is calculated based on past experience.  The reserve includes all costs of processing claims.

Liability Adequacy Test (LAT):  The Group assesses whether its recognised insurance liabilities are adequate by applying a liability adequacy test (“LAT”), by using current estimations of future cash flows. Additional liability resulting from the LAT, increases the carrying amount of insurance liabilities as determined in accordance with the above mentioned policies and is charged off to the income statement.

e. Reinsurance

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset recorded.

2.24 Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement.  It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

a. A Group company is the lessee

Finance lease:

Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases.  Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.  Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.  The outstanding rental obligations, net of finance charges, are included in other liabilities.  The interest element of the finance cost is charged to the income statement over the lease period.  All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Operating lease:

Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases.  The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.  When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

b. A Group Company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Assets leased out under operating leases are included in the balance sheet based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.25 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Group in the management of its short-term commitments.

Notes to the Financial Statements

Group and Bank

2.26 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.27 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

A financial guarantee contract, other than those assessed as insurance contracts, is recognised initially at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date.

2.28 Employee benefits

Group companies operate various retirement benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as pension plans or other post-retirement benefit plans.

2.28.1 Pension plans

a. Defined benefit plans

A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service costs. The Group follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and is amortised over the average remaining service lives of the employees participating in the plan.  The defined benefit obligation is calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Pension costs are charged or credited to the income statement over the service lives of the related employees.

b. Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.28.2 Other post-retirement benefit plans

Group employees participate in plans, which provide for various health benefits including post-retirement healthcare benefits. Such plans are all defined contribution and Group contributions are charged to the income statement in the year to which they relate and are included in staff costs.

2.28.3 Share based payment transactions

The Bank has a Group-wide stock option plan for the executive members of the Board of Directors, management and staff of the Group.  The fair value of the employee services received in exchange for the grant of the options is measured by reference to the fair value of the options at the date on which they are granted and is recognised as an expense.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted.  Fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the expected volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

2.29 Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognised as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the consolidated balance sheet and their amounts as measured for tax purposes.

The principal temporary differences arise from valuation from securities and derivatives, insurance reserves, provisions for pensions and revaluation of certain assets. Deferred tax assets relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available against which these losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries, branches and associates, and interests in joint ventures, to the extent that, it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited directly to shareholders’ equity, is also credited or charged directly to shareholders’ equity where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

Notes to the Financial Statements

Group and Bank

2.30 Borrowings

Borrowings are initially recognised at fair value net of transaction costs incurred. Subsequent measurement is at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.31 Share capital, treasury shares and other equity items

Share and other equity items issue costs: Incremental external costs directly attributable to the issue of shares and other equity items, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares, preference shares and preferred securities: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Bank’s Shareholders at the Annual General Meeting.  Dividends on preference shares and preferred securities classified as equity are recognised as a liability in the period in which the Group becomes committed to pay the dividend.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.32 Segment reporting

The Group is organised on a worldwide basis in business segments that provide products or services that are subject to risks and returns that are different from those of other business segments. This organizational structure is the basis upon which the Group reports its primary segment information.

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Overheads are charged to segments and transactions between segments are carried at arm’s length.

2.33 Assets and liabilities held for sale and discontinued operations

Assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is effected in accordance with the applicable IFRS.  Upon initial classification as assets held for sale, they are measured at their lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Offsetting of assets and liabilities is not permitted.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation.  The same applies to gains and losses on subsequent remeasurement.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale.  Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale.  Discontinued operations are presented on the face of the income statement.

2.34 Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.  Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.  Government grants relating to property, plant and equipment are included in other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2.35 Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions.  Related parties include, directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.  All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

2.36 Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer.  The Group receives fee income for providing these services.  Trust assets are not assets of the Group and are not recognised in the financial statements.  The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.37 Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

Notes to the Financial Statements

Group and Bank

NOTE 3: Critical judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Consolidated and Bank financial statements.  The Group believes that the judgments, estimates and assumptions used in the preparation of the Consolidated and Bank financial statements are appropriate given the factual circumstances as of 31 December 2008.

The most significant areas, for which judgments, estimates and assumptions are required in applying the Group’s accounting policies, are the following:

Fair value of financial instruments

The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. These include present value methods and other models based on observable input parameters.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate its models.  A variety of factors are incorporated into the Group’s models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity.

The Group applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment.  Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards employed.

Recognition and measurement of intangibles recognized upon business combinations

We account for the acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.

The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date.

Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Finansbank and Vojvodjanska, include the following:

For the valuation of core deposits, the alternative source of funds method was applied. The value of Core Deposits Intangibles (‘‘CDI’’) is measured by the present value of the difference, or spread, between the CDI’s ongoing cost and the cost of a market alternative replacement. Acquired core deposit accounts typically provide a low-cost source of funds to the buyer. To replace these established, low-cost deposit accounts in a timely manner, any potential buyer’s alternative would be to utilize higher-cost funds at current market rates. The valuation results were also subject to sensitivity analysis.

For the valuation of customer relationships, the multi-period excess of earnings method was applied. Excess earnings can be defined as the difference between the net operating profit attributable to the existing customers at the acquisition date and the required cost of invested capital on all the other assets (contributory assets such as fixed assets, CDI, trade name, assembled workforce and software) used in order to deliver a product or maintain the customer relationship. Value is estimated through the sum of the discounted future excess earnings attributable to these customers over the remaining life span of the customer relationship. The valuation results were also subject to sensitivity analysis.

For the valuation of brands, the relief-from-royalty method was applied which is based on hypothetical royalty income attributable to an asset. In particular, it estimates the expected annual royalty cost savings that result from the company’s ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings. The valuation results were also subject to sensitivity analysis. The corporate brands used by Finansbank and Vojvodjanska are assessed to have an indefinite life based on their qualitative characteristics, (history, strength, market awareness, etc.) as well as the circumstances of the trade name in relation to the specific acquisition.

For the valuation of software, the cost approach method was applied. The cost approach is based upon the economic principles of substitution and price equilibrium. The cost approach suggests that a prudent investor would not pay, for an intangible, more that its costs to acquire a comparable intangible on the market. The reproduction cost methodology is based on the assumption that the value of any intangible asset is the cost incurred to reconstruct or purchase an exact replica of the given intangible asset. The software intangible has been valued using the reproduction cost methodology.

Notes to the Financial Statements

Group and Bank

Impairment assessment of goodwill in consolidated financial statements, and investments in subsidiaries, associates and joint ventures in individual financial statements

The Group assesses goodwill for impairment as described in Note 2.22 and investments in subsidiaries, associates and joint ventures in individual financial statements as described in Note 2.3.  This assessment requires the use of certain assumptions and estimates, which the Management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management’s ongoing assessments of the probable estimated losses inherent in the loan portfolio.  Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines, which are continually monitored and improved.

This methodology has two primary components: specific allowances and collective allowances and is described in Note 2.9.

Applying this methodology requires management to make estimates regarding the amount and timing of the cash flows, which are expected to be received.  In estimating these cash flows, management makes judgments about the counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in favour of the Group.  Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed.

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors.  In order to estimate the required allowance, assumptions are made both to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions.  The accuracy of the allowances and provisions depends on the model assumptions and parameters used in determining collective allowances.  While this necessarily involves judgment, management believes that the allowances and provisions are reasonable and supportable.

Allowances for loan losses made by foreign subsidiaries are estimated by each subsidiary using similar criteria as the Bank uses in Greece.  As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in changes in the allowance for loan losses.

Insurance reserves

Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events.  Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions.  Any additional future losses anticipated from the revision of assumptions and estimations is charged to the income statement.

We continue to monitor potential for changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions.

Net periodic benefit cost

The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets.  These assumptions are ultimately determined by reviewing the Group’s salary increases each year.  The expected long-term return on plan assets represents management’s expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation.  To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes.  The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

Impairment of investment securities

The Group follows the guidance of IAS 39 to determine when investment securities are impaired. This determination requires significant judgement. In making this judgement, the Group evaluates, among other factors,  whether there has been a significant or prolonged decline in the fair value below its cost.  This determination of what is significant or prolonged requires judgment.  In making this judgment, the Group evaluates among other factors, the normal volatility in share price and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

Put options on minority interests

Written put options that form part of a business combination are accounted for as a liability (Note 2.2).  The liability is measured at fair value, using valuation techniques based on best estimates available to the management.

Consolidation of SPEs

In assessing and determining if the Group controls such SPEs as discussed in Note 2.3, judgment is made about the Group’s exposure to the risks, rewards and its ability to make operational decisions.

Income taxes

The group is subject to income taxes in various jurisdictions. Significant judgement is required in determining the provision for income taxes. There are certain transactions and calculations for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Notes to the Financial Statements

Group and Bank

NOTE 4: Financial Risk management

The Group considers effective risk management to be a key factor in its ability to deliver sustained returns to the shareholders.  The Group allocates substantial resources to upgrading its policies, methods and infrastructure to ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision.

4.1 Risk Management Governance

The Group aims to adopt best practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the Committee of European Banking Supervisors, the Bank of Greece, the Hellenic Capital Market Committee, as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises a number of different constituents.  In particular, the Board of Directors has set up a Group Risk Committee overseeing all risk management functions across the Group.  All risk management and credit units at Group level, including the Group Risk Management Division (“GRMD”), report to the Group Chief Risk Officer.  A separate compliance function oversees all internal and external compliance matters, such as standards, laws and regulations.  The internal audit function, which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

The Group’s risk management organization structure is designed to ensure the existence of clear lines of responsibility, the efficient segregation of duties and the prevention of conflicts of interest at all levels.

4.1.1 Risk Management Policies

Group risk management policies are approved by the Bank’s Risk Management Committee (the “RMC”), the members of which are the Chief Executive Officer, the Deputy Chief Executive Officer and one non-executive member of the Board of Directors.  The RMC is responsible for all strategic risk management decisions including the approval and review of risk strategy, policies and capital adequacy and allocation as well as overseeing the Group Risk Management Division.

The GRMD is responsible for protecting the Group against unforeseen losses and maintaining earnings stability through independent identification and assessment of risks, developing the Group organizational structure under best banking practices for risk management, developing transparent, objective and consistent risk management information as the basis for sound decision making and maximizing the Bank’s earnings potential by measuring performance on a risk-adjusted basis and allocating capital accordingly.  In addition, the GRMD is responsible for providing the RMC and the Executive Committee with accurate data and analysis required for measuring, monitoring and managing risks and for supporting the implementation of risk management decisions.

4.1.2 Asset and Liability Committee (“ALCO”)

The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

Currently, the asset/liability management policies of the Bank and the other subsidiaries in the Group are planned and implemented separately, although the Bank’s ALCO is setting the guidelines for Asset and Liability Management (“ALM”) in general. ALCO is responsible for determining the broad asset/liability management policies of the Bank and for supervising their implementation. This committee meets monthly and is comprised of the Chief Executive Officer and Deputy Chief Executive Officer of the Bank and the General Managers and managers of the Bank involved in the asset allocation functions. Day-to-day asset/liability management is delegated to the Bank’s Treasury Department, which is divided into several operating units. The subsidiaries in the Group follow asset and liability management policies similar to those of the Bank.

4.1.3 Internal Audit

Internal audit, at the NBG Group, is an independent, objective assurance and consulting activity designed to add value and improve operations. It contributes to the achievement of the corporate objectives by (a) bringing a systematic, disciplined approach to the evaluation of the effectiveness of risk management, internal controls and corporate governance, (b) recommending appropriate measures to improve their efficiency and effectiveness and (c) monitoring the implementation of corrective actions.

4.1.4 Management of Specific Risks

Our risk management processes distinguish among the following kinds of specific risks: credit risk, market risk, liquidity risk, and insurance risk, as discussed in next sections.

4.2 Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. This is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the GRMD.

4.2.1 Credit risk management processes

The Group’s credit granting processes includes:

·                      Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment.

·                      Credit limits that aggregate in a comparable and meaningful manner different types of exposures, at various levels

·                      Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

Notes to the Financial Statements

Group and Bank

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

·                      Documented credit risk policies

·                      Internal risk rating systems

·                      Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities

The Group’s internal controls exist over the credit risk related processes include:

·                      Proper management of the credit-granting functions

·                      Periodical early remedial actions on deteriorating credits

·                      Independent, ongoing assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

Credit ratings

The credit risk process for the Bank is managed centrally by the Group Risk Management Division, which works closely with the centralised underwriting units responsible for the particular type of loans.

The Bank uses different credit risk rating systems for its various portfolios.  Credit risk rating systems are implemented to assign borrower ratings.  Furthermore, credit risk estimation models are implemented to generate statistical estimates of expected loss (EL) by calculation of risk parameters, i.e. the probability of default (PD), loss given default (LGD) and exposure at default (EAD).

4.2.2 Collateral

The most common practice used by the Group to mitigate credit risk is the taking of security for funds advances. The Group implements guidelines on the acceptability of specific classes of collateral. The principal collateral types for loans and advances are:

·                      Mortgages over residential properties;

·                      Charges over business assets such as premises, ships, vehicles, inventory and accounts receivable;

·                      Charges over financial instruments such as debt securities and equities;

·                      Cash collaterals;

·                      State, bank or personal guarantees.

Longer-term finance and lending to corporate entities are generally secured; revolving credit facilities to individuals are generally unsecured. In addition, in order to mitigate the potential credit loss the Group will seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans and advances.  Debt securities, treasury and other eligible bills are generally unsecured.

4.2.3 Impairment and provisioning policy

The Group’s impairment and provisioning policy is described in Note 2.11.

4.2.4 Maximum exposure to credit risk before collateral held or other credit enhancements

The following table represents a worse case scenario of credit risk exposure to the Group and the Bank at 31 December 2008 and 2007, without taking account of any collateral held or other credit enhancements attached.

For on-balance-sheet assets, the exposures set out below are based on net carrying amounts as reported in the balance sheet:

Maximum Credit Exposure before collateral and other credit enhancements

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
On-balance sheet exposures:
Due from banks (net)	2.490.064	3.689.849	5.202.048	4.318.696
Trading securities (Note 19)	2.064.942	6.212.056	1.715.786	5.335.649
Financial assets at fair value through profit or loss (Note 19)	100.110	5.828.829	0	5.692.692
Derivative Financial Instruments	1.590.320	394.904	1.303.708	331.206
Loans and advances to customers (net)	73.076.469	54.693.204	55.798.270	39.568.570
Investment securities (Note 22)	8.877.912	4.028.648	7.241.462	1.946.419
Other Assets	1.568.706	1.193.169	951.410	562.599
Off-balance sheet exposure (Note 37) *	25.474.238	26.639.436	18.553.504	18.794.434
Total	115.242.761	102.680.095	90.766.188	76.550.265

* Off-balance sheet exposure at 31 December 2008 include amounts of €1.985 million for the Group and €412 million for the Bank relating to commitments to extend credit, which cannot be cancelled and are those included in the Risk Weighted Assets calculation under the IRB rules (see Note 4.6).

Notes to the Financial Statements

Group and Bank

4.2.5 Loans and advances

Loans and advances - Group

As at 31 December 2008	Cards	Consumer	Total Consumer	Mortgage	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Neither past due nor impaired	2.924.296	5.605.811	8.530.107	18.704.909	4.700.400	32.535.825	64.471.241	2.489.157
Past due but not impaired	522.214	1.257.911	1.780.125	3.038.986	1.174.104	1.169.505	7.162.720	—
Impaired — collective	216.360	443.929	660.289	511.957	177.208	157.219	1.506.673	—
Impaired — individual	2.266	44.692	46.958	22.838	99.277	1.387.185	1.556.258	10.455
Total before provisions	3.665.136	7.352.343	11.017.479	22.278.690	6.150.989	35.249.734	74.696.892	2.499.612
Total Allowance for impairment	(166.452)	(285.868)	(452.320)	(128.866)	(213.428)	(825.809)	(1.620.423)	(9.548)
Total Net	3.498.684	7.066.475	10.565.159	22.149.824	5.937.561	34.423.925	73.076.469	2.490.064

As at 31 December 2007	Cards	Consumer	Total Consumer	Mortgage	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Neither past due nor impaired	2.584.708	5.084.845	7.669.553	17.134.301	3.612.534	20.036.470	48.452.858	3.688.685
Past due but not impaired	518.584	801.191	1.319.775	1.758.503	834.577	1.554.199	5.467.054	—
Impaired — collective	145.308	221.960	367.268	368.861	116.522	111.651	964.302	1.265
Impaired — individual	2.143	74.184	76.327	28.483	48.087	1.214.585	1.367.482	9.441
Total before provisions	3.250.743	6.182.180	9.432.923	19.290.148	4.611.720	22.916.905	56.251.696	3.699.391
Total Allowance for impairment	(155.375)	(200.106)	(355.481)	(139.535)	(146.355)	(917.121)	(1.558.492)	(9.542)
Total Net	3.095.368	5.982.074	9.077.442	19.150.613	4.465.365	21.999.784	54.693.204	3.689.849

Credit quality of loans and advances neither past due nor impaired - Group

As at 31 December 2008	Cards	Consumer	Total Consumer	Mortgage	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Satisfactory	2.924.296	5.605.811	8.530.107	18.704.909	4.547.897	30.739.653	62.522.566	2.489.157
Watch list or substandard	—	—	—	—	152.503	1.796.172	1.948.675	—
Total	2.924.296	5.605.811	8.530.107	18.704.909	4.700.400	32.535.825	64.471.241	2.489.157

As at 31 December 2007	Cards	Consumer	Total Consumer	Mortgage	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Satisfactory	2.584.708	5.084.845	7.669.553	17.134.301	3.611.222	18.185.777	46.600.853	3.688.685
Watch list or substandard	—	—	—	—	1.312	1.850.693	1.852.005	—
Total	2.584.708	5.084.845	7.669.553	17.134.301	3.612.534	20.036.470	48.452.858	3.688.685

Notes to the Financial Statements

Group and Bank

Ageing analysis of loans and advances to customers past due but not impaired - Group

As at 31 December 2008	Cards	Consumer	Total Consumer	Mortgage	Small Business loans	Corporate and public sector loans	Total Loans

Past due up to 30 days	307.302	807.785	1.115.087	1.788.151	740.572	840.960	4.484.770
Past due 31-90 days	214.912	450.126	665.038	870.071	293.694	236.478	2.065.281
Past due over 90 days	—	—	—	380.764	139.838	92.067	612.669
Total	522.214	1.257.911	1.780.125	3.038.986	1.174.104	1.169.505	7.162.720

As at 31 December 2007	Cards	Consumer	Total Consumer	Mortgage	Small Business loans	Corporate and public sector loans	Total Loans

Past due up to 30 days	354.760	509.529	864.289	914.575	482.661	1.295.589	3.557.114
Past due 31–90 days	163.824	291.662	455.486	623.190	251.188	144.063	1.473.927
Past due over 90 days	—	—	—	220.738	100.728	114.547	436.013
Total	518.584	801.191	1.319.775	1.758.503	834.577	1.554.199	5.467.054

Loans and advances - Bank

As at 31 December 2008	Cards	Consumer	Total Consumer	Mortgage	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Neither past due nor impaired	1.352.995	3.547.004	4.899.999	15.576.415	2.975.879	26.132.691	49.584.984	5.202.048
Past due but not impaired	255.768	1.025.199	1.280.967	2.798.305	854.990	490.638	5.424.900	—
Impaired – collective	141.941	325.197	467.138	494.991	145.750	117.368	1.225.247	—
Impaired – individual	—	19.483	19.483	7.082	58.664	434.855	520.084	—
Total before provisions	1.750.704	4.916.883	6.667.587	18.876.793	4.035.283	27.175.552	56.755.215	5.202.048
Total Allowance for impairment	(87.538)	(166.591)	(254.129)	(120.653)	(150.513)	(431.650)	(956.945)	—
Total Net	1.663.166	4.750.292	6.413.458	18.756.140	3.884.770	26.743.902	55.798.270	5.202.048

As at 31 December 2007	Cards	Consumer	Total Consumer	Mortgage	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Neither past due nor impaired	1.112.282	3.243.882	4.356.164	14.539.305	2.763.814	13.665.547	35.324.830	4.318.696
Past due but not impaired	361.369	633.420	994.789	1.594.030	704.029	472.157	3.765.005	—
Impaired – collective	89.377	172.787	262.164	363.981	106.347	65.851	798.343	—
Impaired – individual	—	22.722	22.722	2.914	12.042	540.917	578.595	—
Total before provisions	1.563.028	4.072.811	5.635.839	16.500.230	3.586.232	14.744.472	40.466.773	4.318.696
Total Allowance for impairment	(85.578)	(105.280)	(190.858)	(133.130)	(100.401)	(473.814)	(898.203)	—
Total Net	1.477.450	3.967.531	5.444.981	16.367.100	3.485.831	14.270.658	39.568.570	4.318.696

Notes to the Financial Statements

Group and Bank

Credit quality of loans and advances neither past due nor impaired - Bank

As at 31 December 2008	Cards	Consumer	Total Consumer	Mortgage	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Satisfactory	1.352.995	3.547.004	4.899.999	15.576.415	2.827.632	25.428.442	48.732.488	5.202.048
Watch list or substandard	—	—	—	—	148.247	704.249	852.496	—
Total	1.352.995	3.547.004	4.899.999	15.576.415	2.975.879	26.132.691	49.584.984	5.202.048

As at 31 December 2007	Cards	Consumer	Total Consumer	Mortgage	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Satisfactory	1.112.282	3.243.882	4.356.164	14.539.305	2.763.814	13.233.212	34.892.495	4.318.696
Watch list or substandard	—	—	—	—	—	432.335	432.335	—
Total	1.112.282	3.243.882	4.356.164	14.539.305	2.763.814	13.665.547	35.324.830	4.318.696

Ageing analysis of loans and advances to customers past due but not impaired - Bank

As at 31 December 2008	Cards	Consumer	Total Consumer	Mortgage	Small Business loans	Corporate and public sector loans	Total Loans

Past due up to 30 days	161.690	676.412	838.102	1.653.740	526.799	378.286	3.396.927
Past due 31–90 days	94.078	348.787	442.865	772.556	206.238	37.875	1.459.534
Past due over 90 days	—	—	—	372.009	121.953	74.477	568.439
Total Net	255.768	1.025.199	1.280.967	2.798.305	854.990	490.638	5.424.900

As at 31 December 2007	Cards	Consumer	Total Consumer	Mortgage	Small Business loans	Corporate and public sector loans	Total Loans

Past due up to 30 days	242.476	404.425	646.901	812.164	420.263	352.089	2.231.417
Past due 31–90 days	118.893	228.995	347.888	568.028	196.766	16.800	1.129.482
Past due over 90 days	—	—	—	213.838	87.000	103.268	404.106
Total	361.369	633.420	994.789	1.594.030	704.029	472.157	3.765.005

Loans and advances renegotiated

As described in 2.12 above, the Group may renegotiate the terms of certain loans that are either past due or impaired.  In general, such loans are classified as past due or impaired based on the original terms of the loan agreements.  Group’s renegotiated loans that would otherwise be past due or impaired totalled €114.364 at 31 December 2008 (2007: €42.411).  The corresponding figures for the Bank are €40.993 at 31 December 2008 (2007: €8.320).

Repossessed collateral

During 2008, the Group obtained assets by taking possession of collateral held as security of €25.620 (2007: €16.878).  The corresponding figures for the Bank are €5.850 at 31 December 2008 (2007: €2.674).

Almost all repossessed assets relate to properties.  Repossessed properties are sold as soon as practicable.  Repossessed property is classified in the balance sheet within other assets.

Notes to the Financial Statements

Group and Bank

4.2.6 Credit risk concentration

The geographical concentration of the Group’s and Bank’s loan portfolio and capital commitments is summarised in the following tables:

Geographical concentration of loan portfolio (net) and capital commitments - Group

	Loan portfolio				Capital commitments
	31.12.2008		31.12.2007		31.12.2008 *		31.12.2007

Greece	51.438.731	70%	35.794.050	66%	17.209.960	68%	18.138.184	69%
Turkey	10.648.608	15%	9.885.352	18%	5.596.732	22%	6.414.978	24%
SE Europe	9.263.287	13%	7.717.124	14%	1.382.637	5%	1.426.716	5%
West European Countries	1.617.186	2%	1.184.953	2%	1.220.110	5%	641.931	2%
Africa	108.657	—	111.725	—	64.800	—	17.627	—
Total	73.076.469		54.693.204		25.474.239		26.639.436

Geographical concentration of loan portfolio (net) and capital commitments - Bank

	Loan portfolio				Capital commitments
	31.12.2008		31.12.2007		31.12.2008 *		31.12.2007

Greece	50.962.801	92%	36.683.942	93%	17.198.506	93%	18.115.390	97%
Turkey	724.637	1%	—	—	—	—	—	—
SE Europe	1.094.204	2%	1.768.145	4%	111.647	—	72.015	—
West European Countries	2.985.170	5%	1.098.755	3%	1.198.845	7%	591.498	3%
Africa	31.458	—	17.728	—	44.506	—	15.531	—
Total	55.798.270		39.568.570		18.553.504		18.794.434

* Capital commitments at 31 December 2008 include amounts of €1.985 million for the Group and €412 million for the Bank, which cannot be cancelled and are those included in the Risk Weighted Assets calculation under the IRB rules (see note 4.6).

The concentration by industry sector of the Group’s and Bank’s loan portfolio is summarised in the following table:

Industry concentration of loan portfolio (net)

	Group				Bank
	31.12.2008		31.12.2007		31.12.2008		31.12.2007

Private individuals	33.031.942	45%	28.372.524	53%	25.008.243	45%	21.808.104	54%
Trade and services (excl. tourism)	8.856.019	12%	7.889.605	14%	8.966.012	15%	7.334.064	19%
Professionals	1.609.411	2%	1.707.364	3%	442.101	1%	256.767	1%
Industry & mining	4.753.228	7%	5.029.422	9%	3.375.553	6%	3.019.925	8%
Small scale industry	2.909.927	4%	2.793.800	5%	1.434.932	3%	1.343.805	3%
Government and agencies	10.285.403	14%	1.778.510	3%	9.466.904	16%	1.776.649	4%
Construction and real estate development	3.031.718	4%	2.282.680	4%	1.522.273	3%	1.073.080	3%
Shipping	1.734.504	2%	1.109.989	2%	1.716.601	3%	1.069.536	3%
Transportation and telecommunications (excl. shipping)	1.198.313	2%	1.101.967	2%	616.329	1%	636.094	2%
Financial institutions	981.508	1%	—	0%	980.456	2%	—	0%
Energy	709.721	1%	403.283	1%	503.210	1%	268.656	1%
Tourism	754.375	1%	673.465	1%	348.207	1%	281.963	1%
Factoring	433.208	1%	344.643	1%	316.866	1%	134.441	0%
Other	2.787.192	4%	1.205.952	2%	1.100.583	2%	565.486	1%
Total	73.076.469		54.693.204		55.798.270		39.568.570

Notes to the Financial Statements

Group and Bank

4.2.7 Debt securities

The tables below present an analysis of debt securities, treasury bills and other eligible bills by rating agency designation at 31 December 2008 and 2007, based on Standard & Poor’s ratings or their equivalent:

Ratings - Group

As at 31 December 2008	Trading securities	Designated at fair value through Profit or Loss	Available for sale portfolio	Held to maturity	Total
Assets
AAA	682.169	—	498.497	64.113	1.244.779
AA- to AA+	21.612	—	148.128	—	169.740
A- to A+	1.160.306	—	5.651.589	34.645	6.846.540
B- to BBB+	198.954	100.110	2.402.349	37.271	2.738.684
Unrated	1.901	—	36.287	5.033	43.221
Total	2.064.942	100.110	8.736.850	141.062	11.042.964

Ratings - Group

As at 31 December 2007	Trading securities	Designated at fair value through Profit or Loss	Available for sale portfolio	Held to maturity	Total
Assets
AAA	33.995	—	522.960	—	556.955
AA- to AA+	20.713	—	96.503	—	117.216
A- to A+	5.475.578	5.692.692	1.312.078	—	12.480.348
B- to BBB+	569.774	—	1.972.055	—	2.541.829
Unrated	111.996	136.137	125.052	—	373.185
Total	6.212.056	5.828.829	4.028.648	—	16.069.533

Ratings - Bank

As at 31 December 2008	Trading securities	Designated at fair value through Profit or Loss	Available for sale portfolio	Held to maturity	Total
Assets
AAA	22.409	—	422.276	—	444.685
AA- to AA+	6.832	—	129.259	—	136.091
A- to A+	1.073.151	—	5.363.586	—	6.436.737
B- to BBB+	613.394	—	593.109	7.220	1.213.723
Unrated	—	—	3.314	722.698	726.012
Total	1.715.786	—	6.511.544	729.918	8.957.248

Ratings - Bank

As at 31 December 2007	Trading securities	Designated at fair value through Profit or Loss	Available for sale portfolio	Held to maturity	Total
Assets
AAA	32.183	—	435.764	—	467.947
AA- to AA+	19.448	—	96.503	—	115.951
A- to A+	4.820.926	5.692.692	1.043.319	—	11.556.937
B- to BBB+	458.023	—	125.829	232.957	816.809
Unrated	5.069	—	12.047	—	17.116
Total	5.335.649	5.692.692	1.713.462	232.957	12.974.760

Notes to the Financial Statements

Group and Bank

4.3 Market Risk

Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity and bond prices and foreign exchange rates) and their levels of volatility.  In recent years, the Group has expanded its trading activities to a wide variety of financial products in order to enhance profitability and service its clientele.  This involves the undertaking of market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and an a valid set of limits that apply to all of the Group’s transactions .  The most significant types of market risk for the Group are interest rate risk, equity risk and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in the interest rates.  A principal source of interest rate risk exposure arises from the Group’s trading and available-for-sale bond portfolios, and the interest rate exchange traded and OTC transactions.

More specifically, the Bank retains a substantial portfolio of Greek sovereign debt and also holds positions in Greek and International corporate issuances.  In order to provide a hedge for the fixed interest rate exposure arising from the position in fixed-rate Greek government bonds, the Group enters into future contracts on 2, 5 and 10-years German government bonds. Additionally, the Group is active in the swap market, by engaging into vanilla and more sophisticated deals for hedging and proprietary purposes.  As a means of hedging, the Group uses swaps to convert the fixed rate risk into floating rate risk in order to reduce earnings volatility.

Equity risk is the risk related to the potential loss that might occur due to adverse movements in the prices of stocks and equity indices.  The Group holds a portfolio of stocks, the majority of which are traded in the Athens Exchange, and also retains positions in stock and equity index derivatives traded in the Greek and international exchanges.  The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions.  The portfolio of equity derivatives primarily serves as a mechanism to hedge the equity risk arising from the Group’s cash position and from the equity-linked products offered to its clientele.  In the same context and to a lesser extent, the Group enters into OTC equity transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates.  The foreign exchange risk derives from the Group’s Open Currency Position (“OCP”), which primarily comprises transactions of our Treasury Division in foreign currencies (i.e. foreign exchange (“FX”) spot and forward deals). The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Group’s assets and liabilities in foreign currency (i.e. loans, deposits, etc) along with the FX transactions performed by the Treasury Division.

The Group trades in all major currencies holding mainly short-term positions for trading purposes and for servicing its institutional, corporate, domestic and international clientele.  According to the Bank’s strategy, the end of day OCP should comply with the limits set by the Treasury and the Risk Management Divisions.

4.3.1 Market risk on trading and available-for-sale portfolio

The Bank estimates the market risk of the trading and available-for-sale (“AFS”) portfolios applying a Value-at-Risk (“VaR”) methodology. In particular, the Bank has adopted the variance-covariance methodology with a 99% confidence interval and 1-day holding period.  The VaR is calculated on a daily basis for the Bank’s Trading and AFS portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk) are. The system used is Risk Watch created by Algorithmics.  The model and the VaR calculations have been thoroughly examined and approved by the Bank of Greece, as well as by internal auditors and external consultants.

The Bank has also established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined by reference to worldwide best practices; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall market risk of the Bank’s trading and available-for-sale portfolios.

The tables below present the Bank’s VaR for 2008 and 2007:

2008	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	11.036	10.961	2.896	2.696
Average (daily value)	9.778	8.485	3.311	2.738
Max (daily value)	19.652	15.303	7.734	15.201
Min (daily value)	4.435	3.986	1.332	332

2007	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	5.922	4.898	2.541	1.081
Average (daily value)	3.328	2.745	1.939	555
Max (daily value)	6.599	5.260	3.506	2.001
Min (daily value)	1.689	1.496	935	69

In addition, the Bank performs backtesting in order to verify the predictive power of its VaR model.  The calculations refer only to the Bank’s trading positions, in accordance with the guidelines from the Bank of Greece and involve the comparison of the “hypothetical” daily gains and losses with the respective estimates of the VaR model used for regulatory purposes.

Supplementary to the VaR model, the Bank conducts stress testing on a weekly basis on both the trading and the available-for-sale portfolios based on specific scenarios.  The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions.  The scenarios used are in compliance with the IMF guidelines and have been approved by our regulatory authorities.

In order to monitor market risk on a Group level, Risk Watch was also implemented in Finansbank for the measurement of VaR on a daily basis since January 1, 2008.  During 2008, the VaR (99%, 1 day) of Finansbank’s trading and AFS portfolios varied from €2,3 million to €21,5 million, with an average of €9,2 million. On 31 December 2008 Finansbank’s VaR was estimated at €15,7 million.

Notes to the Financial Statements

Group and Bank

4.3.2 Limitations of our VaR model

Our the VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank will suffer. The restrictions of our methodology are summarized as follows:

·             The use of volatilities and correlations as predictive measures for the behaviour of risk factors in the future might prove insufficient in periods of intense volatility in financial markets.

·             The one-day holding period for VaR calculations (or ten days for regulatory purposes) implies that the Bank will be able to liquidate all its trading assets within this length of time. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets or in cases where certain assets in the Bank’s portfolio cannot be easily liquidated.

·             VaR refers to the plausible loss on the Bank’s portfolio for a 99% confidence interval, not taking into account any losses beyond that level.

·             All calculations are based on the Bank’s positions at the end of each business day, ignoring the intra-day exposures and any realized losses that might have been incurred.

·             VaR estimates rely on small changes in the prices of risk factors. For bigger movements, the methodology would not fully capture the effect on the value of the portfolio.

·             Returns on individual risk factors are assumed to follow a normal distribution. If this not the case, the probability of extreme market movements could be underestimated.

To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, we perform stress testing on a weekly basis.

4.3.3 Interest Rate Risk in the banking book

Interest rate risk on the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. The Group maintains adequate measurement, monitoring, and control functions for interest rate risk in the banking book, including:

·             measurement systems of interest rate risk that capture all material sources of interest rate risk and that assess the effect of interest rate changes in ways that are consistent with the scope of the Group’s activities;

·             measurement of vulnerability to loss under stressful market conditions;

·             processes and information systems for measuring, monitoring, controlling, and reporting interest rate risk exposures in the banking book; and

·             a documented policy regarding the management of interest rate risk in the banking book.

Notes to the Financial Statements

Group and Bank

The Group’s interest rate risk based on next repricing date is summarised as follows:

Interest re-pricing dates - Group

As at 31 December 2008	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	2.801.741	8.901	10.804	—	—	1.323.959	4.145.405
Due from banks (net)	1.817.277	278.230	257.141	17.127	—	120.289	2.490.064
Financial assets at FV through Profit or Loss	132.217	76.234	384.050	463.977	1.107.001	27.125	2.190.604
Loans and advances to customers (net)	36.906.088	6.896.691	15.314.194	8.005.570	4.723.109	1.230.817	73.076.469
Investment securities - available for sale	442.100	1.282.054	1.316.055	2.250.263	3.951.290	347.885	9.589.647
Investment securities - held to maturity	1.982	35.289	39.644	—	64.113	34	141.062
Insurance operations assets and receivables	—	7.228	23.858	2.567	—	617.961	651.614
Other assets	66.284	18.032	1.560	1.122	11.796	1.915.045	2.013.839
Total	42.167.689	8.602.659	17.347.306	10.740.626	9.857.309	5.583.115	94.298.704

Liabilities
Due to banks	12.765.863	1.151.677	835.932	30.936	—	55.622	14.840.030
Due to customers	46.042.307	9.739.674	10.014.699	334.679	46.856	1.478.733	67.656.948
Debt securities in issue & other borrowed funds	637.383	2.128.515	327.767	348.605	292.373	1.908	3.736.551
Insurance related reserves and liabilities	—	6.152	12.626	244	—	2.247.234	2.266.256
Other liabilities	8.783	475	247.139	96.978	—	2.182.157	2.535.532
Total	59.454.336	13.026.493	11.438.163	811.442	339.229	5.965.654	91.035.317

Total interest sensitivity gap	(17.286.647)	(4.423.834)	5.909.143	9.929.184	9.518.080	(382.539)	3.263.387

Interest re-pricing dates - Group

As at 31 December 2007	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	4.401.614	10.484	8.859	—	—	1.688.705	6.109.662
Due from banks (net)	1.967.153	643.149	624.673	321.835	—	133.039	3.689.849
Financial assets at FV through Profit or Loss	372.528	543.089	6.868.675	1.666.344	2.595.450	165.754	12.211.840
Loans and advances to customers (net)	30.502.289	5.947.508	8.439.301	5.649.010	3.235.915	919.181	54.693.204
Investment securities - available for sale	1.095.454	1.201.673	675.868	809.921	595.486	403.594	4.781.996
Insurance operations assets and receivables	4	9.062	2.425	10.561	—	767.880	789.932
Other assets	82.874	695	3.419	5.262	—	1.101.410	1.193.660
Total	38.421.916	8.355.660	16.623.220	8.462.933	6.426.851	5.179.563	83.470.143

Liabilities
Due to banks	6.747.205	2.408.803	1.096.196	79.519	2.566	39.555	10.373.844
Due to customers	46.773.741	7.459.741	4.301.319	265.766	67.726	1.662.118	60.530.411
Debt securities in issue & other borrowed funds	1.378.432	245.183	1.310.737	929.480	147.256	1.693	4.012.781
Insurance related reserves and liabilities	2.330	7.302	—	10.561	—	2.147.428	2.167.621
Other liabilities	4.092	—	—	163	—	4.032.437	4.036.692
Total	54.905.800	10.121.029	6.708.252	1.285.489	217.548	7.883.231	81.121.349

Total interest sensitivity gap	(16.483.884)	(1.765.369)	9.914.968	7.177.444	6.209.303	(2.703.668)	2.348.794

Cash and balances with central banks, include €10 (2007: €14) that have been reclassified as assets held for sale (Note 30).

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates — Bank

As at 31 December 2008	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	1.294.394	1.754	10.804	—	—	652.297	1.959.249
Due from banks (net)	3.549.101	1.160.070	381.883	102.625	—	8.369	5.202.048
Financial assets at FV through Profit or Loss	286.425	301.846	379.052	337.519	410.943	2.117	1.717.902
Loans and advances to customers (net)	27.751.628	4.535.283	12.927.204	5.607.865	3.871.432	1.104.858	55.798.270
Investment securities - available for sale	103.841	371.891	963.835	1.703.763	3.012.153	822.970	6.978.453
Investment securities - held to maturity	126.982	120.238	482.055	643	—	—	729.918
Other assets	37.985	10	20	—	—	1.449.237	1.487.252
Total	33.150.356	6.491.092	15.144.853	7.752.415	7.294.528	4.039.848	73.873.092

Liabilities
Due to banks	11.790.002	1.078.863	888.301	7.082	—	37.167	13.801.415
Due to customers	39.080.220	7.579.415	8.909.743	104.152	41.888	575.635	56.291.053
Other borrowed funds	565.481	1.996.490	448.076	315.926	548.908	—	3.874.881
Other liabilities	—	—	199.748	—	—	1.676.853	1.876.601
Total	51.435.703	10.654.768	10.445.868	427.160	590.796	2.289.655	75.843.950

Total interest sensitivity gap	(18.285.347)	(4.163.676)	4.698.985	7.325.255	6.703.732	1.750.193	(1.970.858)

Interest re-pricing dates - Bank

As at 31 December 2007	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	3.508.822	1.365	—	—	—	625.445	4.135.632
Due from banks	2.148.525	908.766	837.048	420.658	—	3.699	4.318.696
Financial assets at fair value through Profit or Loss	552.398	322.438	6.768.971	1.619.566	1.764.967	20.290	11.048.630
Loans and advances to customers (net)	25.507.654	1.890.081	6.139.777	2.796.793	2.630.381	603.884	39.568.570
Investment securities - available for sale	99.949	212.552	413.223	638.122	349.616	590.926	2.304.388
Investment securities - held to maturity	125.000	90.000	16.700	1.257	—	—	232.957
Other assets	77.631	1.269	73	—	—	814.832	893.805
Total	32.019.979	3.426.471	14.175.792	5.476.396	4.744.964	2.659.076	62.502.678

Liabilities
Due to banks	6.023.300	1.829.181	1.049.040	9.170	—	24.894	8.935.585
Due to customers	39.063.858	6.113.938	3.490.348	140.000	57.607	393.919	49.259.670
Other borrowed funds	548.951	1.498.689	461.655	283.737	689.103	—	3.482.135
Other liabilities	—	—	181.064	—	—	2.379.086	2.560.150
Total	45.636.109	9.441.808	5.182.107	432.907	746.710	2.797.899	64.237.540

Total interest sensitivity gap	(13.616.130)	(6.015.337)	8.993.685	5.043.489	3.998.254	(138.823)	(1.734.862)

4.3.4 Foreign exchange risk

The Group operates within certain VAR limits for foreign exchange risk. In this context, the non-euro denominated Eurobond positions are funded by customer and interbank deposits in the respective currencies.  The Group’s structural open foreign currency position is mainly comprised by the capital contributed to the overseas operations (branches and subsidiaries) with the associated foreign exchange risk.  In addition, because non-euro denominated expenses are largely offset by non-euro denominated revenues, the foreign exchange risk associated with overseas operations is relatively low.

Notes to the Financial Statements

Group and Bank

On a Group level, the most significant source of foreign exchange risk is related to the portfolio held by Finansbank.  The subsidiary manages the interest rate risk that derives from the positions it retains in Turkish government bonds, denominated mostly in TRY.

Also, Finansbank obtains liquidity in US dollars which are then converted into Turkish Liras through Cross Currency Interest Rate Swaps in order to offer loans to its clientele.  In addition, these Cross Currency Interest Rate Swaps provide a hedge to the interest rate risk of Finansbank’s loan portfolio.

Furthermore, the Group actively manages its exposure to the Turkish Lira arising from the net investment in Finansbank in order to reduce the volatility in the Group’s equity arising on the translation of Finansbank’s net assets from New Turkish Lira to Euro.

The Bank files standard foreign exchange position reports on a regular basis, which enables the Central Bank to monitor its foreign exchange risk. VAR limits are set according to the guidelines of the Group’s Risk Management Council and monitored by the Internal Audit Division.

The Group’s exposure to foreign exchange risk, before taking into consideration the effect of hedging, is as follows:

Foreign Exchange Risk Concentration - Group

As at 31 December 2008	EURO	USD	GBP	JPY	CHF	TRY	Other	Total
Assets
Cash and balances with central banks	2.746.835	559.733	5.701	325	5.807	331.538	495.466	4.145.405
Due from banks (net)	1.781.002	363.894	192.510	20.547	35.839	14.891	81.381	2.490.064
Financial assets at FV through Profit or Loss	1.904.474	103.761	—	—	—	120.728	61.641	2.190.604
Derivative financial instruments	1.169.221	142.770	9.895	38.457	3.193	210.970	15.814	1.590.320
Loans and advances to customers (net)	57.966.791	4.400.504	209.996	127.671	1.126.974	6.520.768	2.723.765	73.076.469
Investment securities - available for sale	6.821.787	432.037	9.440	298.708	—	1.903.515	124.160	9.589.647
Investment securities - Held to maturity	133.842	—	—	—	—	—	7.220	141.062
Investment property	144.740	—	—	—	—	—	3.333	148.073
Investments in associates	51.626	—	—	—	—	116	3.941	55.683
Goodwill, software & other intangibles	161.564	1.257	65.437	—	—	1.940.533	305.203	2.473.994
Property & equipment	1.722.442	396	12.254	—	—	179.297	178.852	2.093.241
Insurance operations assets and receivables	694.422	9.580	—	—	—	3.451	268	707.721
Other assets	2.319.450	165.595	142.467	47.545	(1.237)	343.814	118.711	3.136.345
Total assets	77.618.196	6.179.527	647.700	533.253	1.170.576	11.569.621	4.119.755	101.838.628

As at 31 December 2008	EURO	USD	GBP	JPY	CHF	TRY	Other	Total
Liabilities
Due to banks	12.546.440	1.602.528	166.037	21	93.695	198.404	232.905	14.840.030
Derivative financial instruments	1.026.284	235.474	13.919	116.486	40.659	114.206	20.787	1.567.815
Due to customers	51.886.611	6.779.853	429.065	553.086	43.343	4.903.546	3.061.444	67.656.948
Debt securities in issue & Other borrowed funds	2.178.408	1.094.205	—	155.266	—	198.077	110.595	3.736.551
Insurance related reserves and liabilities	2.225.972	6.016	2	—	—	13.051	21.215	2.266.256
Other liabilities	2.196.280	275.039	94.560	46.285	9.534	571.832	79.697	3.273.227
Retirement benefit obligations	216.737	—	—	—	—	8.621	5.389	230.747
Total liabilities	72.276.732	9.993.115	703.583	871.144	187.231	6.007.737	3.532.032	93.571.574

Net on balance sheet position	5.341.464	(3.813.588)	(55.883)	(337.891)	983.345	5.561.884	587.723	8.267.054

Notes to the Financial Statements

Group and Bank

Foreign Exchange Risk Concentration - Group

As at 31 December 2007	EURO	USD	GBP	JPY	CHF	TRY	Other	Total
Assets
Cash and balances with central banks	5.018.707	537.413	16.680	166	2.988	160.941	372.767	6.109.662
Due from banks (net)	2.266.337	838.666	221.479	10.200	34.546	46.518	272.103	3.689.849
Financial assets at FV through Profit or Loss	11.558.457	274.469	—	130.948	—	175.063	72.903	12.211.840
Derivative financial instruments	341.430	41.650	1.680	4.728	1.592	2.464	1.360	394.904
Loans and advances to customers (net)	41.050.492	3.357.811	282.397	66.669	460.511	6.779.268	2.696.056	54.693.204
Investment securities - available for sale	1.975.798	648.705	144.567	94.712	—	1.625.204	293.010	4.781.996
Investment securities - Held to maturity	—	—	—	—	—	—	—	—
Investment property	149.464	160	—	—	—	—	4.004	153.628
Investments in associates	68.663	—	1.287	—	—	146	3.490	73.586
Goodwill, software & other intangibles	104.443	1.393	91.817	—	—	2.397.789	337.661	2.933.103
Property & equipment	1.618.172	277	56.454	—	—	194.326	178.566	2.047.795
Insurance operations assets and receivables	748.502	—	—	—	—	437	40.993	789.932
Other assets	1.672.919	113.992	248.066	32.829	14	349.535	88.720	2.506.075
Total assets	66.573.384	5.814.536	1.064.427	340.252	499.651	11.731.691	4.361.633	90.385.574

As at 31 December 2007	EURO	USD	GBP	JPY	CHF	TRY	Other	Total
Liabilities
Due to banks	8.375.303	743.687	249.902	17	17.789	541.288	445.858	10.373.844
Derivative financial instruments	510.161	32.500	2.312	35.699	1.587	478.760	10.787	1.071.806
Due to customers	45.108.601	7.163.546	515.066	458.725	53.947	3.692.781	3.537.745	60.530.411
Debt securities in issue &Other borrowed funds	1.619.317	1.795.382	479	178.126	132	253.512	165.833	4.012.781
Insurance related reserves and liabilities	2.115.128	—	—	—	—	381	52.112	2.167.621
Other liabilities	2.136.530	339.354	150.113	36.785	5.665	632.538	146.809	3.447.794
Retirement benefit obligations	205.008	—	—	—	—	9.365	25.009	239.382
Total liabilities	60.070.048	10.074.469	917.872	709.352	79.120	5.608.625	4.384.153	81.843.639

Net on balance sheet position	6.503.336	(4.259.933)	146.555	(369.100)	420.531	6.123.066	(22.520)	8.541.935

Cash and balances with central banks, Property & equipment and other assets include €10, €110.473 and €6.410 respectively (2007: €14, €110.980 and €4.285 respectively) that have been reclassified as assets held for sale (Note 30).

Notes to the Financial Statements

Group and Bank

Foreign Exchange Risk Concentration - Bank

As at 31 December 2008	EURO	USD	GBP	JPY	CHF	TRY	Other	Total
Assets
Cash and balances with central banks	1.932.150	10.681	1.003	171	598	14	14.632	1.959.249
Due from banks (net)	3.766.781	702.364	127.485	28.059	301.879	99.003	176.477	5.202.048
Financial assets at FV through Profit or Loss	1.482.061	226.503	—	—	—	—	9.338	1.717.902
Derivative financial instruments	1.144.143	98.914	9.895	38.457	4.463	219	7.617	1.303.708
Loans and advances to customers (net)	52.237.716	2.585.804	208.564	46.200	686.544	—	33.442	55.798.270
Investment securities - available for sale	6.346.364	284.245	9.439	298.708	—	—	39.697	6.978.453
Investment securities - Held to maturity	255.000	467.055	—	—	—	—	7.863	729.918
Investments in subsidiaries	7.008.783	122.381	12.090				6.608	7.149.862
Investments in associates	6.921	—	—	—	—	—	—	6.921
Software & other intangible assets	107.167	1.257	2.622	—	—	—	239	111.285
Property & equipment	978.277	393	—	—	—	—	7.735	986.405
Other assets	1.997.394	166.272	103.779	47.541	(1.509)	321	28.260	2.342.058
Total assets	77.262.757	4.665.869	474.877	459.136	991.975	99.557	331.908	84.286.079

As at 31 December 2008	EURO	USD	GBP	JPY	CHF	TRY	Other	Total
Liabilities
Due to banks	12.415.752	1.043.013	228.888	999	96.462	—	16.301	13.801.415
Derivative financial instruments	1.026.682	213.137	13.919	116.486	40.659	10.563	5.505	1.426.951
Due to customers	49.349.317	5.048.404	337.421	555.051	28.096	78	972.686	56.291.053
Other borrowed funds	2.892.816	344.902	393.701	155.208	—	—	88.254	3.874.881
Other liabilities	1.952.431	263.370	15.119	44.220	5.362	50.716	18.718	2.349.936
Retirement benefit obligations	108.057	—	—	—	—	—	—	108.057
Total liabilities	67.745.055	6.912.826	989.048	871.964	170.579	61.357	1.101.464	77.852.293

Net on balance sheet position	9.517.702	(2.246.957)	(514.171)	(412.828)	821.396	38.200	(769.556)	6.433.786

Notes to the Financial Statements

Group and Bank

Foreign Exchange Risk Concentration - Bank

As at 31 December 2007	EURO	USD	GBP	JPY	CHF	TRY	Other	Total
Assets
Cash and balances with central banks	4.114.367	8.885	1.197	136	704	4	10.339	4.135.632
Due from banks (net)	3.184.163	574.204	185.883	14.246	142.487	1.326	216.387	4.318.696
Financial assets at FV through Profit or Loss	10.709.187	187.088	—	130.948	—	—	21.407	11.048.630
Derivative financial instruments	275.778	41.320	1.680	4.728	1.592	—	6.108	331.206
Loans and advances to customers (net)	37.172.463	1.653.320	333.634	53.530	305.770	—	49.853	39.568.570
Investment securities - available for sale	1.912.493	129.968	114.356	94.712	—	—	52.859	2.304.388
Investment securities - held to maturity	231.700	—	—	—	—	—	1.257	232.957
Investments in subsidiaries	6.252.985	122.381	12.088	—	—	—	47.323	6.434.777
Investments in associates	21.492	—	—	—	—	—	—	21.492
Software & other intangible assets	74.778	1.393	3.857	—	—	—	172	80.200
Property & equipment	949.988	432	—	—	—	—	5.312	955.732
Other assets	1.348.454	109.961	121.858	32.829	—	1	13.567	1.626.670
Total assets	66.247.848	2.828.952	774.553	331.129	450.553	1.331	424.584	71.058.950

As at 31 December 2007	EURO	USD	GBP	JPY	CHF	TRY	Other	Total
Liabilities
Due to banks	8.233.718	445.706	200.331	546	21.514	—	33.770	8.935.585
Derivative financial instruments	501.147	31.033	2.312	35.699	1.587	—	8.284	580.062
Due to customers	43.151.928	4.132.207	399.238	458.366	27.083	—	1.090.848	49.259.670
Other borrowed funds	2.368.567	326.065	511.353	177.750	—	—	98.400	3.482.135
Other liabilities	1.748.001	318.287	43.789	35.714	4.530	1.366	3.350	2.155.037
Retirement benefit obligations	110.540	—	—	—	—	—	—	110.540
Total liabilities	56.113.901	5.253.298	1.157.023	708.075	54.714	1.366	1.234.652	64.523.029

Net on balance sheet position	10.133.947	(2.424.346)	(382.470)	(376.946)	395.839	(35)	(810.068)	6.535.921

Notes to the Financial Statements

Group and Bank

4.4 Liquidity risk

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch of payment obligations to incoming payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

Liquidity risk management seeks to ensure that the liquidity risk of the Group is measured properly, it is maintained within acceptable levels and that even under adverse conditions, the Group has access to the funds necessary to cover customer needs, maturing liabilities and capital requirements.

The ALCO monitors the gap in maturities between assets and liabilities as well as the funding requirements based on various assumptions, including conditions that might have an adverse impact on the bank’s ability to liquidate investments and trading positions and the ability to access capital markets.

The Group’s principal source of liquidity is its deposit base and, to a lesser extent, interbank borrowings and long-term debt. Deposits provide the Group with sufficient euro and foreign currency liquidity to fund its operations and treasury positions. The Group also derives liquidity from the interbank market, from long-term debt and other borrowed funds, from its ongoing business operations and from disposals of securities and other assets. For more information on other borrowed funds and long-term debt of the Group see Notes 33 and 34.

The contractual undiscounted cash outflows are presented in the table below.

Contractual undiscounted cash outflows - Group

As at 31 December 2008	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	15.477.111	1.733.977	523.540	61.834	—	17.796.462
Due to customers	47.276.119	9.930.153	10.512.437	318.260	161.577	68.198.546
Debt securities in issue & other borrowed funds	19.676	211.401	2.805.929	2.750.813	702.957	6.490.776
Other liabilities from insurance operations	531.946	72.038	452.870	397.821	812.411	2.267.086
Other liabilities	142.456	844.015	314.986	105.896	304.524	1.711.877
Total – on balance sheet	63.447.308	12.791.584	14.609.762	3.634.624	1.981.469	96.464.747
Off-balance sheet *	6.722.596	593.032	10.512.266	4.062.199	3.584.144	25.474.238

Contractual undiscounted cash outflows - Group

As at 31 December 2007	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	7.075.421	2.363.362	933.487	273.370	2.488	10.648.128
Due to customers	48.461.642	7.549.819	4.511.956	323.591	82.631	60.929.639
Debt securities in issue & other borrowed funds	12.121	99.796	1.103.364	3.032.897	490.562	4.738.740
Other liabilities from insurance operations	54.462	516.534	169.560	149.570	1.277.114	2.167.240
Other liabilities	795.251	1.250.889	995.225	21.507	93.397	3.156.269
Total – on balance sheet	56.398.897	11.780.400	7.713.592	3.800.935	1.946.192	81.640.016
Off-balance sheet	6.099.967	144.943	11.366.434	5.530.019	3.498.073	26.639.436

Notes to the Financial Statements

Group and Bank

Contractual undiscounted cash outflow - Bank

As at 31 December 2008	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	12.155.903	1.089.863	586.617	11.615	—	13.843.998
Due to customers	39.308.453	7.644.060	9.387.277	157.640	169.274	56.666.704
Other borrowed funds	8.941	36.516	1.840.318	948.852	3.422.702	6.257.329
Other liabilities	24.117	795.568	283.258	102	273.765	1.376.810
Total – on balance sheet	51.497.414	9.566.007	12.097.470	1.118.209	3.865.741	78.144.841
Off balance sheet *	14.018.215	301.754	858.364	784.543	2.590.628	18.553.504

Contractual undiscounted cash outflow - Bank

As at 31 December 2007	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	6.271.034	1.853.064	872.985	27.977	—	9.025.060
Due to customers	39.390.937	6.197.953	3.627.792	173.976	99.401	49.490.059
Other borrowed funds	27.311	5.745	141.873	2.290.290	4.034.432	6.499.651
Other liabilities	50.146	1.170.672	771.379	7.655	4.023	2.003.875
Total – on balance sheet	45.739.428	9.227.434	5.414.029	2.499.898	4.137.856	67.018.645
Off balance sheet	14.842.174	19.002	473.228	1.199.987	2.260.044	18.794.434

* Off-balance sheet exposure at 31 December 2008 include amounts of €1.985 million for the Group and €412 million for the Bank relating to commitments to extend credit, which cannot be cancelled and are those included in the Risk Weighted Assets calculation under the IRB rules (see note 4.6).

Other liabilities mainly include accrued interest and commissions, payables to suppliers, amounts due to government agencies, taxes payable (other than income taxes), accrued expense and the liability from puttable instruments held by minority shareholders. Off-balance sheet items mainly include commitments to extend credit, stand-by letters of credit and written financial guarantees.

4.5 Insurance risk

The Group issues policies that transfer insurance risk.  The risk under any one insurance policy is the possibility that the insured event resulting in a claim.  By the very nature of an insurance policy, risk is based on fortuity and is therefore unpredictable.

The principal risks that the Group faces under its insurance policies are that the actual claims and benefit payments or the timing thereof, differ from expectations.  This could occur because the frequency or severity of claims is greater than estimated.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies.  The variability of risks is also improved by the careful selection and implementation of the Group’s underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework.  Pricing is based on assumptions and statistics with regard to trends, current market conditions and past experience.

Reinsurance arrangements include proportional, facultative, excess of loss and catastrophe coverage.

Life insurance

Life insurance policies written by the Group include whole life, endowment, term assurance, term assurance with survival benefit, pension, unit-linked, rider benefits attached to insurance policies and mortgage endowments.

These policies insure events associated with human life (for example, death or survival) over a long duration while short duration life insurance policies protect the Group’s clients from the consequences of events (such as death or disability) that would affect the ability of the customer or his/her dependants to maintain their current level of income.  Guaranteed benefits paid on occurrence of the specified insurance event are either fixed or linked to the financial loss suffered by the policyholder.

The main risks that the Group is exposed to under Life- insurance policies are the following:

·             Mortality risk: risk of loss arising due to policyholder death experience being different than expected.

·             Morbidity risk: risk of loss arising due to policyholder health experience being different than expected.

·             Longevity risk: risk of loss arising due to the annuitant living longer than expected.

·             Investment return risk: risk of loss arising from actual returns being different than expected.

·             Expense risk: risk of loss arising from expense experience being different than expected.

Notes to the Financial Statements

Group and Bank

·             Policyholder decision risk: risk of loss arising due to policyholder experiences (lapses and surrenders) being different than expected.

Key assumptions

Material judgment is required in determining the liabilities and in the choice of assumptions.  Assumptions in use are based on past experience, current internal data, external market indices and benchmarks which reflect current observable market prices and other published information.

Life insurance policy estimates are initially made at inception of the policy, where the Group determines the key assumptions applicable to the type of life insurance policy, such as future deaths, voluntary terminations, investment returns and administration expenses.  A margin for risk and adverse deviation is generally included.  Subsequently, new estimates are developed at each reporting date to determine whether the liabilities are adequate in the light of the latest current estimates.  The initial assumptions are not altered if the liabilities are considered adequate.  If the liabilities are not adequate, the assumptions are altered to reflect the latest current estimates.

The key assumptions to which the estimation of liabilities is particularly sensitive are as follows.

·             Mortality: Assumptions are based on appropriate standard industry and national tables, according to the type of policy written, reflecting the recent historical experience of the Group and thus reflecting the best estimate for that year.  Assumptions are differentiated by sex.

·             Morbidity rates: The rate of recovery from disability is derived from industry experience studies, adjusted where appropriate for the Group’s own experience.

·             Investment return: Investment returns affect the assumed level of future benefits due to the policy holders and the selection of the appropriate discount rate.  These estimates are based on current market returns as well as expectations about future economic and financial developments.

·             Expenses: Operating expenses assumptions reflect the projected costs of maintaining and servicing in-force policies and associated overhead expenses.  The current level of expenses is taken as an appropriate expense base, adjusted for expected expense inflation if appropriate.

·             Lapse and surrender rates: Lapses relate to the termination of policies due to non-payment of premiums.  Surrenders relate to the voluntary termination of policies by policyholders.  Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

·             Discount rate: Life insurance liabilities are determined as the sum of the discounted value of the expected benefits and future administration expenses directly related to the policy, less the discounted value of the expected theoretical premiums that would be required to meet these future cash outflows.

Liability Adequacy Test

Life business comprises of the following four main categories depending on the nature of the cover:

i.  Individual traditional policies (whole life, endowment, pure endowment, term, pension plans etc): The test was based on an analysis of the sensitivity of liabilities to changes in mortality, lapses, interest rate and expenses for the expected remaining term of insurance policies.  No additional liabilities resulted from the above process.

ii.  Unit-linked policies: Analysis considered both risks associated to parameters (mortality, lapses, interest rate, expenses) and risks associated to guaranteed return at the end of the policy terms.  No additional liabilities resulted from the above process.  Due to the current financial crisis (significant fall of unit prices), it has been necessary to create an additional reserve to cover the guaranteed return to policyholders.

iii.  Pension beneficiaries that stem from Deposit Administration Funds (“DAF”): The process followed was similar to that of individual traditional policies (the only difference being that expenses were not a factor).  The test produced a liability that exceeded reserves.

iv.  Hospitalisation riders: The test was based on assumptions for future lapses, premiums increase and medical inflation.  The aforementioned test resulted in the requirement of additional reserves.  The main assumptions used were premiums increase at 5,4% (2007: 5,4%), medical inflation at 5,6%( 2007: 5,6%) and discount rate at 10-year Greek government bond yield curve (2007: 4,5%).

Sensitivity Analysis

The analysis below is performed for reasonably possible movements in key assumptions with all other assumptions held constant, showing the impact on liabilities.  Movements in these assumptions are non-linear.  Sensitivity information will also vary according to the current economic assumptions.

Sensitivity Analysis

2008	Change in Assumptions	Impact on Liabilities
Discount Rate	+0.5%	(26.657)
	-0.5%	28.986
Lapse / Surrender Rates	Increase by +10%	(3.843)
	Decrease by -10%	4.076
Morbidity Rates	Increase by +10%	9.608
	Decrease by -10%	(9.603)

Sensitivity Analysis

2007	Change in Assumptions	Impact on Liabilities
Discount Rate	+0,5%	(12.148)
	(0,5)%	13.775
Lapse / Surrender Rates	Increase by +10%	(7.480)
	Decrease by -10%	8.155
Morbidity Rates	Increase by +10%	24.440
	Decrease by -10%	(24.388)

The above sensitivity analysis refers to the liabilities which relate to a closed portfolio of hospitalization riders, benefits to pensioners, previously members of Deposit Administration Funds and from the portfolio of Unit Linked policies.

It should be noted that the impact on liabilities in 2008 as a result of a change in the discount rate arises mainly from the portfolio of Unit Linked policies, whereas in 2007, where a similar change in

Notes to the Financial Statements

Group and Bank

the assumptions had no effect on the value of the liabilities for this portfolio.

Additionally, the exposure of the closed portfolio of hospitalization riders has decreased significantly during 2008, after the approval of the policy amendments by a large majority of the beneficiaries.

A similar change, within a reasonable range, in the fundamental assumptions used for the liability adequacy test performed for the remaining categories of life insurance (traditional life and bankassurance products), does not appear to cause  material deviations.  The trigger level that would affect the aforementioned reserved amounts, (that is increase the reserves) would be a decrease of the discount yield curves by 2,4% (2007: 1,2%) approximately.

Property and Casualty Insurance

The group provides products that cover a large range of risks such as personal, commercial and industrial risks and other risks related to property damage and third party liability.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies.  The diversity of risks is also widened by careful selection and implementation of underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework.  Pricing is based on assumptions and statistics which give regard to trends, current market conditions and past experience.

For specific risks arising from an unexpected number of claims or unusually large claims, an appropriate proactive policy is applied to all business units:

Underwriting process:  The criteria for the acceptance of insurance risk are such that a geographical dispersion of risks and their diversification to different activity sectors are ensured.  Furthermore where necessary, policy limits and claim deductibles are applied in order to reduce the Group’s share of the risk.  In addition, in many cases insurance policies include exclusion clauses for risks whose probability of occurrence and financial consequences are difficult to estimate (such as general third party liability or environmental risks with discernable causing events).

Claims handling:  The Group’s policy for claims handling is focused on the timely settlement of claims and the prevention of fraudulent cases being accepted by the Group.  This is achieved by appropriate information systems, reliable claim assessment procedures and qualified personnel with a high degree of ethical standing.

Provisions for Outstanding Claims:  A strict policy is applied for the determination of the provision for claims that for any reason have not been settled and are going to be paid in the future.  This policy consists of setting a prudent initial provision depending on the seriousness of the particular case and the regular revision of this provisions according to the information that is gradually submitted (particular attention is paid to judicial cases).

In addition the claim-by-claim procedure a number of statistical and actuarial techniques are employed for the estimation of the ultimate cost of claims incurred and the calculation of the corresponding reserves.  These techniques are based on the historical claim cost development and assumptions for the average claim cost, future inflation and amendments in the underlying legal framework.  This process includes the calculation of the provision for claims that have not been reported to the Group until the valuation date.

Reinsurance Policy:  The selection of the optimal reinsurance coverage varies depending on the nature of the risks involved, the Group’s solvency and its capacity to absorb losses arising from extreme events.  The structure of the reinsurance program ensures the protection against high frequency of claims, exceptional claims or concentration of claims.  The Group places particular emphasis on the coverage of catastrophic events, arising from natural perils, such as earthquakes.

Liability Adequacy Test

As regards the motor branch, historical data was examined on a per nature of claim basis.  Claims were split into three main categories: motor TPL — property damage, motor TPL — bodily injury and motor own vehicle damage.  For each of the above categories several traditional statistical methods were applied in order to estimate the ultimate cost for each accident year: cumulative payments, incurred claims, average claim cost projections and the Bornhuetter-Ferguson method.  Effects due to the discount of future payments have not been taken into account.

Claims Development Tables

The tables below present the development of the incurred claims cost for each accident year from 2005 (IFRS first year of implementation of IFRS 4) to 2008.  In addition, the corresponding amounts of the cumulative actual claims payments are included, in order for there to be a distinction between actual payments and reserves.  Outstanding claims estimates for years prior to 2005 are presented for reconciliation reasons.  Note that for Motor TPL, where additional reserves, resulted from the LAT performed (for both IBNR claims and adverse future deviation of the case estimates for reported claims) are included in the estimates presented.

For the Fire business (the second largest property and casualty line of business after Motor), where the rather stable development pattern of past claims does not suggest the need for such additional reserve, the total cost per year is the sum of the cumulative payments and the reserves per case.

Motor and Fire lines account for more than 80% of the outstanding claim reserves balances.

Notes to the Financial Statements

Group and Bank

Motor TPL Claims Development

	Group
Accident year	2005	2006	2007	2008	Total
Accident year	102.430	100.498	106.398	112.686
One year later	109.067	103.718	113.424	—
Two years later	109.139	100.128	—	—
Three years later	109.944	—	—	—
Current estimate of cumulative claims	109.944	100.128	113.424	112.686	436.182
Accident year	(35.314)	(32.400)	(33.346)	(32.875)
One year later	(56.996)	(51.460)	(53.533)	—
Two years later	(71.669)	(61.376)	—	—
Three years later	(81.115)	—	—	—
Cumulative payments	(81.115)	(61.376)	(53.533)	(32.875)	(228.899)
Post 2005 reserves	28.829	38.752	59.891	79.811	207.283
Reserves prior to 2005					81.771
Total reserves					289.054

Fire Claims Development

	Group
Accident year	2005	2006	2007	2008	Total
Accident year	14.112	32.151	22.397	26.480
One year later	13.541	32.338	21.397	—
Two years later	13.205	32.137	—	—
Three years later	13.048	—	—	—
Current estimate of cumulative claims	13.048	32.137	21.397	26.480	93.062
Accident year	(6.232)	(9.111)	(10.440)	(7.937)
One year later	(11.306)	(29.453)	(15.735)	—
Two years later	(11.571)	(31.119)	—	—
Three years later	(11.849)	—	—	—
Cumulative payments	(11.849)	(31.119)	(15.735)	(7.937)	(66.640)
Post 2005 reserves	1.199	1.018	5.662	18.543	26.422
Reserves prior to 2005					7.045
Total reserves					33.467

Notes to the Financial Statements

Group and Bank

4.6 Capital adequacy and Credit ratings

The Group’s capital base includes all types of regulatory eligible Own Funds, as these are defined by the Bank of Greece (BoG) (Governor’s Act 2587/20.8.2007).  Among others, the Group’s regulatory own funds include the share capital, the share premium account, the reserves and retained earnings, hybrid capital and subordinated debt issues.

The Group manages actively its capital base by taking advantage of the contemporary means for raising capital, with the objective to sustain its capital adequacy ratios well above the minimum regulatory levels and at the same time to improve the weighted average cost of capital to the benefit of its shareholders.  In this framework, both the calculation of the capital requirements and the dynamic management of the capital base are embedded in the business plan and the annual budgeting processes, in accordance with the capital adequacy targets that have been set in the Group’s Risk Strategy.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%.  At least half of the required capital must consist of ‘‘Tier I’’ capital (as defined), and the rest of ‘‘Tier II’’ capital (as defined).  The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

Capital adequacy (amounts in € million)

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
	Basel II	Basel I	Basel II	Basel I
Capital:
Upper Tier I capital	7.011	6.749	6.640	6.351
Lower Tier I capital	1.736	1.190	390	—
Deductions	(2.490)	(3.058)	(198)	(201)
Tier I capital	6.257	4.881	6.832	6.150
Upper Tier II capital	68	335	1.394	1.470
Lower Tier II capital	310	340	155	178
Deductions	(153)	(129)	(736)	(529)
Total capital	6.481	5.427	7.645	7.269

Risk weighted assets	62.696	52.961	47.168	42.535

Ratios:
Tier I	10,0%	9,2%	14,5%	14,5%
Total BIS	10,3%	10,2%	16,2%	17,1%

Disclosures regarding capital adequacy and risk management information, imposed by Bank of Greece (Governor’s Act 2592/20.8.2007) in relation to Pillar III, are available at the Bank’s website.

Credit Ratings

The following table presents the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as ‘‘Moody’s’’), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s’’), Fitch Ratings Ltd. (referred to below as ‘‘Fitch’’)  All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Aa3	P-1	C+	Negative
Standard & Poor’s	BBB+	A-2	—	Stable
Fitch	A-	F2	B/C	Negative

Notes to the Financial Statements

Group and Bank

4.7 Fair values of financial assets and liabilities

The table below summarises the carrying amounts and fair values of financial assets and liabilities, except for those presented on the Group’s balance sheet at their fair value or where the fair value is not materially different from the carrying amount.

Fair values of assets and liabilities-Group

	Carrying amounts	Fair values	Carrying amounts	Fair values
	31.12.2008	31.12.2008	31.12.2007	31.12.2007
Financial Assets
Due from banks	2.490.064	2.507.013	3.689.849	3.676.719
Loans and advances to customers (net)	73.076.469	72.305.725	54.693.204	55.181.488
Financial Liabilities
Due to banks	14.840.030	14.840.577	10.373.844	10.356.611
Due to customers	67.656.948	67.779.735	60.530.411	60.484.743
Debt securities in issue	1.813.678	1.775.567	2.289.735	2.299.794
Other borrowed funds	1.922.873	1.894.903	1.723.046	1.702.509

Fair values of assets and liabilities-Bank

	Carrying amounts	Fair values	Carrying amounts	Fair values
	31.12.2008	31.12.2008	31.12.2007	31.12.2007
Financial Assets
Due from banks	5.202.048	5.218.997	4.318.696	4.318.696
Loans and advances to customers (net)	55.798.270	55.094.246	39.568.570	40.020.209
Financial Liabilities
Due to banks	13.801.415	13.801.963	8.935.585	8.935.316
Due to customers	56.291.053	56.414.901	49.259.670	49.198.940
Other borrowed funds	3.874.881	3.457.583	3.482.135	3.448.691

The following methods and assumptions were used to estimate the fair values of the Group’s financial instruments at 31 December 2008 and 2007:

Cash and balances with central banks: The carrying amount of cash and balances with central banks approximates their fair value.

Due from and due to banks: The fair value of deposits with and to banks with no defined maturity is determined to be the amount payable on demand at the reporting date.  The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates for similar remaining maturities.

Trading and Available for sale securities: Fair value for trading and available for sale assets, which is also the amount recognized in the consolidated balance sheet, is based on quoted market prices of the same or comparable instruments.  For debt instruments, for which such quoted market prices are not available the fair value is estimated using discounted cash flow analysis based on contractual cash flows discounted at the corresponding market rates.

Derivative Financial Instruments: All derivatives are recognised on the balance sheet at fair value.  For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics.

Held to Maturity investment securities: The fair value of Held to Maturity investment securities is estimated using discounted cash flow models.  The discount rates are based on current market interest rates offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of Held to Maturity investment securities approximates their fair value.

Loans and advances to customers: The fair value of Loans and advances to customers is estimated using discounted cash flow models.  The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.  Fair value for impaired loans is estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Long-Term Debt: Fair value of other borrowed funds is estimated using discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Accrued interest: The carrying amount of accrued interest approximates their fair value.

Notes to the Financial Statements

Group and Bank

NOTE 5: Segment reporting

NBG Group manages its business through the following business segments:

Retail Banking

Retail banking includes all individual customers of the Group, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros).  The Bank, through its extended network of branches, offers to its retail customers various types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment Banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities.  The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset Management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece, SE Europe and Turkey.

International

The Group’s international banking activities, except Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.  In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish Operations

Following the acquisition of Finansbank, the Group’s banking activities in Turkey include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits of Finansbank and its subsidiaries.

Other

It includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc).

Breakdown by location - Southeastern Europe segment

The companies registered in Bulgaria, Romania, Serbia, F.Y.R.O.M. and Cyprus consist of the South-Eastern Europe segment (see Note 46 Group Companies).

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

12-month period ended 31 December 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group
Continuing Operations
Net interest income	1.718.379	324.967	200.908	46.097	491.677	872.623	(75.117)	3.579.534
Net fee and commission income	189.667	65.826	113.335	6.414	104.937	291.839	51	772.069
Other	1.087	(62.487)	157.643	140.826	60.701	37.399	221.287	556.456
Total operating income	1.909.133	328.306	471.886	193.337	657.315	1.201.861	146.221	4.908.059
Direct costs	(630.072)	(46.005)	(83.807)	(172.360)	(320.925)	(564.677)	(215.157)	(2.033.003)
Allocated costs and provisions	(565.018)	(86.039)	(17.528)	(561)	(95.233)	(114.750)	(29.981)	(909.110)
Share of profit of associates	—	—	(468)	595	440	—	(29.499)	(28.932)
Profit before tax	714.043	196.262	370.083	21.011	241.597	522.434	(128.416)	1.937.014
Tax expense								(352.071)
Profit for the period								1.584.943
Minority interest								(38.931)
Profit attributable to NBG shareholders								1.546.012

Segment assets	28.229.448	18.258.843	23.100.190	2.435.369	12.045.673	14.613.949	2.204.347	100.887.819
Tax assets								950.809
Total assets								101.838.628

Segment liabilities	49.096.157	2.632.283	18.783.921	2.424.739	6.830.601	10.738.498	2.429.027	92.935.226
Tax liabilities								636.348
Total liabilities								93.571.574

Other Segment items
Capital expenditure	33.035	412	3.766	8.213	59.747	69.118	205.156	379.447
Depreciation, amortisation & impairment charges	16.820	807	7.597	9.364	28.538	40.011	87.768	190.905
Provision for loans impairment & advances	259.493	42.581	—	—	83.406	114.750	19.629	519.859

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

12-month period ended 31 December 2007	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group
Continuing Operations
Net interest income	1.733.582	292.517	33.705	36.933	358.227	747.772	(151.619)	3.051.117
Net fee and commission income	203.198	64.130	158.447	224	100.446	249.473	(3.393)	772.525
Other	13.973	(61.564)	205.823	138.147	53.190	101.173	284.826	735.568
Total operating income	1.950.753	295.083	397.975	175.304	511.863	1.098.418	129.814	4.559.210
Direct costs	(612.561)	(51.057)	(87.648)	(183.169)	(276.058)	(505.381)	(286.232)	(2.002.106)
Allocated costs and provisions	(457.838)	(83.320)	(17.191)	(382)	(49.427)	(41.319)	(21.908)	(671.385)
Share of profit of associates	—	—	(361)	423	157	—	16.991	17.210
Profit before tax	880.354	160.706	292.775	(7.824)	186.535	551.718	(161.335)	1.902.929
Tax expense								(258.808)
Profit for the period								1.644.121
Minority interest								(18.806)
Profit attributable to NBG shareholders								1.625.315

Segment assets	27.439.135	14.420.429	17.975.160	2.758.878	10.916.878	14.194.105	2.235.455	89.940.040
Tax assets								445.534
Total assets								90.385.574

Segment liabilities	44.988.413	1.557.134	11.255.440	2.646.314	7.116.966	11.805.035	2.187.703	81.557.005
Tax liabilities								286.634
Total liabilities								81.843.639

Other Segment items
Capital expenditure	10.169	1.893	9.353	4.422	43.252	88.382	115.984	273.455
Depreciation, amortisation & impairment charges	18.270	735	13.737	9.899	29.651	31.058	72.930	176.280
Provision for loans impairment & advances	187.741	48.430	—	—	39.984	41.319	12.723	330.197

The profit from discontinued operations relates to International segment.

Notes to the Financial Statements

Group and Bank

Breakdown by location

12-month period ended 31 December 2008	Greece	S.E. Europe	Turkey	Other	Group
Continuing Operations
Net interest income	2.214.412	451.810	873.445	39.867	3.579.534
Net fee and commission income	375.293	103.529	291.839	1.408	772.069
Other	445.316	60.283	50.440	417	556.456
Total operating income	3.035.021	615.622	1.215.724	41.692	4.908.059
Direct costs	(1.140.823)	(304.946)	(571.256)	(15.979)	(2.033.004)
Allocated costs and provisions	(699.126)	(91.168)	(114.750)	(4.065)	(909.109)
Share of profit of associates	(29.372)	440	—	—	(28.932)
Profit before tax	1.165.700	219.948	529.718	21.648	1.937.014
Tax expense					(352.071)
Profit for the period					1.584.943
Minority interest					(38.931)
Profit attributable to NBG shareholders					1.546.012

Assets by location	74.218.239	10.862.171	14.623.908	1.183.501	100.887.819
Tax assets					950.809
Total assets					101.838.628

Other Segment items
Capital expenditure	250.582	58.630	69.118	1.117	379.447
Depreciation, amortisation & impairment charges	121.951	27.593	40.416	945	190.905
Provision for loans impairment & advances	321.703	83.388	114.750	18	519.859

Breakdown by location

12-month period ended 31 December 2007	Greece	S.E. Europe	Turkey	Other	Group
Continuing Operations
Net interest income	1.945.004	311.602	747.887	46.624	3.051.117
Net fee and commission income	422.606	92.040	249.473	8.406	772.525
Other	580.773	51.630	101.603	1.562	735.568
Total operating income	2.948.383	455.272	1.098.963	56.592	4.559.210
Direct costs	(1.219.753)	(237.173)	(506.295)	(38.885)	(2.002.106)
Allocated costs and provisions	(580.640)	(28.580)	(41.319)	(20.846)	(671.385)
Share of profit of associates	17.053	157	—	—	17.210
Profit before tax	1.165.043	189.676	551.349	(3.139)	1.902.929
Tax expense					(258.808)
Profit for the period					1.644.121
Minority interest					(18.806)
Profit attributable to NBG shareholders					1.625.315

Assets by location	64.822.504	8.608.728	14.200.658	2.308.150	89.940.040
Tax assets					445.534
Total assets					90.385.574

Other Segment items
Capital expenditure	141.821	43.080	88.382	172	273.455
Depreciation, amortisation & impairment charges	115.484	27.993	31.145	1.658	176.280
Provision for loans impairment & advances	248.895	23.612	41.319	16.371	330.197

Notes to the Financial Statements

Group and Bank

NOTE 6: Net interest income

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
Interest earned on:
Amounts due from banks	449.165	493.511	435.300	417.566
Securities at fair value through profit or loss	481.838	775.382	438.195	519.019
Investment securities	522.512	362.922	187.737	81.226
Loans and advances to customers	5.475.829	4.095.606	2.995.095	2.414.476
Other interest earning assets	12.074	9.466	9.509	8.007
Interest and similar income	6.941.418	5.736.887	4.065.836	3.440.294

Interest payable on:
Amounts due to banks	(727.888)	(628.467)	(533.704)	(523.466)
Amounts due to customers	(2.256.196)	(1.657.464)	(1.271.020)	(971.589)
Debt securities in issue	(117.497)	(96.012)	—	—
Other borrowed funds	(250.619)	(298.991)	(205.136)	(130.229)
Other interest paying liabilities	(9.684)	(4.836)	(8.396)	(4.274)
Interest expense and similar charges	(3.361.884)	(2.685.770)	(2.018.256)	(1.629.558)

Net interest income	3.579.534	3.051.117	2.047.580	1.810.736

NOTE 7: Net fee and commission income

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Custody, brokerage & investment banking	99.722	129.107	23.614	22.956
Retail lending fees	266.867	245.255	81.734	82.971
Corporate lending fees	134.751	151.056	84.196	79.013
Banking fees & similar charges	218.214	167.152	87.321	86.647
Fund management fees	52.515	79.955	2.422	46.331
Total	772.069	772.525	279.287	317.918

Notes to the Financial Statements

Group and Bank

NOTE 8: Earned premia net of claims and commissions

			Group
			31.12.2008	31.12.2007

Gross Written Premia			919.029	834.546
Less: Premia ceded to reinsurers			(111.459)	(109.440)
Net written premia			807.570	725.106

Change in unearned premium reserve			7.847	(19.488)
Reinsurers’ share of change in unearned premium reserve			(6.556)	3.770
Change in unearned premium reserve – Group share			1.291	(15.718)

Net earned premia			808.861	709.388
Other (incl. net gains / (losses) on unit-linked assets)			(95.420)	12.085
Earned premia net of reinsurance			713.441	721.473

Benefits and claims incurred			(475.653)	(386.819)
Less: Reinsurers’ share of benefits and claims incurred			35.474	14.122
Benefits and claims incurred– Group share			(440.179)	(372.697)

Change in actuarial and other reserves			(51.242)	(178.652)
Less: Change in reinsurance asset of actuarial and other reserves			12.179	8.208
Change in actuarial and other reserves – Group share			(39.063)	(170.444)

Commission expense			(93.873)	(97.919)
Commission income from reinsurers			5.597	15.859
Net commission expense			(88.276)	(82.060)
Other			(6.000)	(4.078)
Net return to DAF contract holders			(17.043)	957
Net claims incurred			(590.561)	(628.322)

Earned premia net of claims and commissions			122.880	93.151

NOTE 9: Net trading income and results from investment securities

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Net gain / (loss) from financial instruments at fair value through profit or loss	397.911	241.795	80.073	145.461
Net gain / (loss) from disposal of available-for-sale securities	28.072	131.068	(59.961)	60.542
Net gain from disposal of associates	1.306	108.027	4.613	104.387
(Impairment charges) / reversal of impairment on investments	(17.772)	(989)	(86.361)	(989)
Total	409.517	479.901	(61.636)	309.401

Net gain / (loss) from financial instruments at fair value through profit or loss for the year ended 31 December 2008 includes €(270.749) (2007: €132.104) for the Group and €(221.246) (2007: €191.868) for the Bank that relate to financial instruments designated at fair value through profit or loss.

Impairment charges on investments for the Bank include impairment charges on subsidiary ASTIR Palace Vouliagmenis S.A. of €40 million and €46 million on certain available for sale investments.  The impairment on ASTIR Palace Vouliagmenis S.A. was based on the valuation performed for the purposes of the share capital increase in November 2008.

Notes to the Financial Statements

Group and Bank

NOTE 10: Net other income

Net other income includes, dividends €22.483 (2007: €11.262) for the Group and €83.451 (2007: €66.108) for the Bank, statutory contributions for deposit and loan balances and non-banking income such as real estate gains / losses and rentals, hotel and warehouse fees, group share in investees’ business, other income from various sources and net results from disposals of private equity investments.

NOTE 11: Personnel expenses

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Salaries and other staff related benefits	1.400.004	1.333.986	869.683	834.793
Pension costs: defined benefit plans (Note 12)	37.160	55.779	6.278	11.422
Share based payment arrangements	10.503	33.793	9.141	33.793
Total	1.447.667	1.423.558	885.102	880.008

The average number of employees employed by the Group during the period to 31 December 2008 was 35.860 (2007: 33.361) and for the Bank was 13.787 (2007: 13.378).

Share based payments- Stock options

On 22 June 2005, at the repeat General Meeting of the Shareholders, a stock options program (Program A) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group.  The Program A shall last for five years and expires in 2010.  The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion.  The maximum number of shares that can be issued under the Program shall be 3,5 million.  The strike price shall be within the range of €5 per share to 70% of the average market price thereof within the time period from 1 January of the year the options are granted until the date they can be exercised.

On 1 June 2006, at the second repeat General Meeting of the Shareholders, a second stock options program (Program B) was approved for the executive members of the BoD, management and staff of the Group.  The Program B shall last for five years and expires in 2011.  The maximum number of shares that can be issued under this Program shall be 3,5 million.  The strike price shall be within a range of €5 per share to 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006).

On 28 June 2007, at the second repeat General Meeting of the Shareholders, a third stock options program (Program C) was approved for the executive members of the BoD, management and staff of the Group.  The Program C shall last for eight years and expires in 2015.  The maximum number of shares that can be issued under this Program is 12million.  The strike price shall be within a range of €5 per share to 85% of the average market price thereof from 1 January until 31 October of the year the options are granted.  The options are to be granted until 2010, and the maximum number of options that may be granted each year to the beneficiaries as a whole cannot exceed 1% of the total number of the Bank’s ordinary shares.  No options have yet been issued under this program.

On 29 November 2006, the BoD approved the issue of 2.992.620 share options under Program A.  The exercise price was set at €23,80 per share.  The vesting conditions were as follows:  15% of the options vested immediately, 35% of the options vest after 1 year and 50% of the options vest after 2 years.  The vested options were exercisable between 6 to 15 December 2006 and the rest are exercisable between 1 to 10 December for each subsequent year until 2010.  After that date the unexercised options are cancelled.

On 1 November 2007, the BoD of the Bank approved the issue of a further 496.500 share options under Program A with the same vesting conditions and the same exercise price.  Therefore, the total shares granted under Program A amounted to 3.489.120.

On 1 November 2007, the BoD of the Bank approved the issue of 3.014.100 share options under Program B.  The exercise price was set at €23,00 per share.  The vesting conditions were as follows:  15% of the options vested immediately, 15% of the options vest after 6 months, 30% of the options vest after 1,5 years subject to achievement of minimum target EPS for the year 2008 or after 2,5 years subject to achievement of minimum target EPS for the year 2009 and the remaining 40% vest after 2,5 years subject to achievement of minimum target EPS for the year 2009.  The vested options were exercisable between 3 to 10 December 2007 and the rest are exercisable between 1 to 10 June for each subsequent year until 2011.  After that date the unexercised options are cancelled.

Under both Programs A and B, the options are forfeited if the employee leaves the Group before the options vest.

During 2008, 387.970 out of a maximum of 2.134.020 vested share options were exercised.  The balance of 1.746.050 vested share options is outstanding by 31 December 2008.  Furthermore, during 2008, 229.850 share options were cancelled.

Notes to the Financial Statements

Group and Bank

Details of the share options outstanding during the period to 31 December 2008 and 31 December 2007 are as follows:

Stock options

	31.12.2008		31.12.2007
	Number of shares	Average price	Number of shares	Average price

Outstanding at beginning of period	4.613.215	23,35	2.682.577	23,80
Granted during the period	—	—	3.510.600	23,12
Cancelled during the period	(229.850)	—	(18.720)	23,80
Exercised during the period	(387.970)	22,12	(1.561.242)	23,59
Outstanding at period end	3.995.395	22,49	4.613.215	23,35
Vested but not exercised at period end	1.746.050	22,85	140.907	23,55

The average exercise price for each option was €22,12 (2007: €23,55) and their remaining contractual life is 2 and 2,5 years for stock options under Program A and Program B respectively.  There were no options granted in 2008.  The estimated weighted average fair value of each of the options granted in 2007 was €17,66.  This fair value was calculated using the Black-Scholes option-pricing model.  The inputs into the model were as follows:

Option pricing model —Inputs

31.12.2007
Share price	€41,00
Weighted Average Exercise price	€23,12
Exercise period (years)	2,02
Expected volatility	24%
Risk free rate	4,4%
Expected dividend yield	2,1%

The weighted average expected volatility was determined by calculating the historical volatility of the Bank’s share price over the last 18 months.  Also, expected future volatility has been taken into account.

The total expense recognised during the period amounted to €6.070 (2007: €29.457).

Share based payments- Bonus shares

On 25 May 2007, the Annual General Meeting of the Shareholders of the Bank approved the distribution to the staff of 350.000 bonus shares to derive from the Bank’s share capital increase by €1.750 through capitalisation of profits.  The total expense recognised during the period amounted to €4.433 (2007: €4.336).

Notes to the Financial Statements

Group and Bank

NOTE 12: Retirement benefit obligations

I. Defined Contribution Plans

National Bank of Greece Pension Plan

In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank’s main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Pursuant to Law 3655/2008, the Bank will contribute €25,5 million into IKA—ETAM per year for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26,5% until they reach 13,3% for employees who joined any social security plan prior to January 1, 1993. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13,3%.

National Bank of Greece Auxiliary Pension Plan

In 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees (‘‘ETAT’’). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation. Subsequently, in April 2006 the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT.  Consequently, the Bank may have to contribute a significant amount to ETAT in relation to this merge.

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay. Under Law 3371/2005 employees hired after 1 January 2005 are insured in the said auxiliary social security fund IKA — ETEAM.  The Bank pays its contributions to IKA ETEAM since 1 May 2007.

Ethniki Hellenic General Insurance Company Benefit Plan

As for the Bank’s main pension plan, following legislation passed in April 2008, the post-retirement and health plan of Ethniki Hellenic General Insurance S.A.’s (‘‘EH’’), has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Employer contributions made by EH will be reduced every three years in equal increments until they reach 13,3%. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13,3%.

Other Defined Contribution Pension Plans

The London branch of the Bank and Group companies among which UBB, SABA, Ethniki Asset Management, NBGI and NBGI PE also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6,25% of employees’ salaries. Employees’ contributions amount to 2,5% of their salaries. Additional contributions are paid for insured members of the employees’ families (such as spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions, while additional contributions are paid for other insured members of their families.  T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Total contributions to social security funds, state run plans and defined contribution plans for 2008 and 2007 were €333,1 million and €330,7 million respectively.  The respective figures for the Bank were €243,9 million and €243,5 million respectively. As mentioned above, as of 1 August 2008, the Bank’s pension plan and the pension branch of EH benefit plan were incorporated in IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

II. Plans that the Bank does not contribute to

National Bank of Greece Lump Sum Benefit Plan

The Group does not pay contributions to the aforementioned plan.  National Bank of Greece has granted a loan to the plan, the outstanding balance of which as at 31 December 2008 was €54,2 million (2007: €58,8 million) maturing in 2020 and bearing interest at three-month Euribor.

III. Defined Benefit Plans

The Bank and certain of its subsidiaries sponsor defined benefit post-retirement plans for their employees. The plans vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit plans. The funding policies vary slightly but typically include employee and employer monthly contributions. Some companies within the Group also provide termination indemnities.

Net periodic costs for these defined benefit plans and termination indemnities include the following components which are recognised in the income statement for the periods ended:

Notes to the Financial Statements

Group and Bank

Pension costs — defined benefit plans

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Current service cost	11.857	14.327	4.846	6.265
Interest cost on obligation	19.066	17.688	12.282	9.946
Expected return on plan assets	(12.809)	(10.982)	(12.109)	(9.864)
Amortisation of unrecognised actuarial losses /(gains)	(1.854)	1.228	(2.621)	133
Amortisation of unrecognised prior service cost	81	70	—	—
Losses on curtailments /settlements	20.819	33.448	3.880	4.942
Total	37.160	55.779	6.278	11.422

Losses on curtailments / settlements for 31 December 2008 include mainly the voluntary retirement schemes of Ethniki Insurance and Vojvodjanska amounting to €15,0 million and €1,5 million respectively.  The 31 December 2007 comparatives include mainly €0,8 million for the repurchase of a part of the Deposit Administration Fund (Group Pension Scheme) of Astir Palace Vouliagmenis’ employees and the voluntary retirement scheme costs of Ethnokarta amounting to €4,5 million, Astir Palace Vouliagmenis amounting to €1,5 million and Ethniki Insurance amounting to €25,7 million.

Net Liability in balance sheet

	Group
	31.12.2008	31.12.2007	31.12.2006	31.12.2005	31.12.2004	01.01.2004

Present value of funded obligations	393.407	333.475	327.105	315.889	328.049	296.610
Fair value of plan assets	(68.001)	(183.193)	(146.402)	(141.170)	(156.266)	(135.087)
	325.406	150.282	180.703	174.719	171.783	161.523
Present value of unfunded obligations	88.663	79.967	65.001	56.220	72.088	51.464
Unrecognised actuarial (losses) /gains	(181.592)	9.441	(32.667)	(22.467)	(20.624)	—
Unrecognised prior service cost	(1.730)	(308)	(469)	(747)	(800)	—
Total	230.747	239.382	212.568	207.725	222.447	212.987

Net Liability in balance sheet

	Bank
	31.12.2008	31.12.2007	31.12.2006	31.12.2005	31.12.2004	01.01.2004

Present value of funded obligations	296.234	235.737	157.922	141.277	98.994	92.464
Fair value of plan assets	(57.906)	(169.100)	(106.095)	(101.678)	(64.597)	(51.720)
	238.328	66.637	51.827	39.599	34.397	40.744
Present value of unfunded obligations	13.505	8.813	3.594	3.142	—	—
Unrecognised actuarial (losses) /gains	(143.776)	35.090	4.123	20.115	6.570	—
Total	108.057	110.540	59.544	62.856	40.967	40.744

Movement in net liability

	Group		Bank
	2008	2007	2008	2007

Net liability at the beginning of the period	239.382	212.568	110.540	59.544
Acquisition/Merger of subsidiaries	—	5.045	—	50.507
Actual contributions paid by the Group	(26.360)	(13.486)	(7.332)	(7.110)
Benefits paid directly	(17.197)	(21.022)	(1.429)	(3.823)
Total expense recognised in the income statement	37.160	55.779	6.278	11.422
Foreign exchange rate changes	(2.238)	498	—	—
Net liability at the end of the period	230.747	239.382	108.057	110.540

The contributions expected to be paid by the Group and the Bank to funded plans in 2009 are approximately €11,1 million and €8,1 million respectively.

Notes to the Financial Statements

Group and Bank

Reconciliation of defined benefit obligation:

	Group		Bank
	2008	2007	2008	2007

Defined benefit obligation at the beginning of the period	413.441	392.106	244.550	161.516
Acquisition/ mergers of subsidiaries	—	5.045	—	89.187
Current service cost	11.857	14.327	4.846	6.265
Interest cost on obligation	19.066	17.688	12.282	9.946
Employee contributions	7.093	7.366	5.573	5.776
Benefits paid from the Fund	(53.624)	(25.824)	(29.344)	(20.087)
Benefits paid directly by the Group/ Bank	(17.197)	(21.022)	(1.429)	(3.823)
Losses (gains) on curtailments and settlements	13.737	27.259	391	4.243
Other adjustments	3.518	135	3.490	—
Past service cost arising over the last period	1.563	35	—	—
Actuarial loss/(gains)	85.140	(4.109)	69.380	(8.473)
Foreign exchange rate differences	(2.524)	435	—	—
Defined benefit obligation at end of period	482.070	413.441	309.739	244.550

Reconciliation of plan assets:

	Group		Bank
	2008	2007	2008	2007

Fair value of plan assets at the beginning of the period	183.193	146.402	169.100	106.095
Merger of subsidiaries	—	—	—	29.184
Expected return on plan assets	12.809	10.982	12.109	9.864
Company contributions	26.360	13.486	7.332	7.110
Employee contributions	7.093	7.366	5.573	5.776
Fund Benefits	(53.624)	(25.824)	(29.344)	(20.087)
Asset (loss)/gain	(107.830)	30.781	(106.864)	31.158
Fair value of plan assets at the end of the period	68.001	183.193	57.906	169.100

The actual return on plan assets for the year ended 31 December 2008 was €(94,8) million (2007: €41,8 million) for the Group and €(94,8) million (2007: €41,5 million) for the Bank.

The decrease in the value of plan assets by €115,2 million for the Group and €111,2 million for the Bank is mainly due to the decrease in the value of the common stock of the Bank by €99 million, the price of which fell by 71,9% year on year to €13,20 as at 31 December 2008.  The allocation of plan assets for percentages of common stock of the Bank in Group and Bank plan assets is explained below.  The decrease in the value of common stock of the Bank was taken to unrecognized losses and will be amortized over the average remaining future working life of the employees participating in the relevant plans.

The weighted average assumptions used to determine the net periodic pension costs for the years ended 31 December 2008 and 31 December 2007 are:

Weighted average assumptions at the end of the reporting period

	Group		Bank
	2008	2007	2008	2007

Discount rate	5,4%	5,4%	5,3%	5,3%
Expected return on plan assets	6,1%	7,2%	6,4%	8,0%
Rate of compensation increase	5,3%	4,6%	5,3%	4,5%
Pension increase	2,5%	2,5%	2,5%	2,5%

To set the expected long-term rate of return assumptions the Group, in consultation with its advisors, uses forward-looking assumptions in the context of historical returns and volatilities of each asset class as well as correlations among asset classes.  The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

Notes to the Financial Statements

Group and Bank

The allocation of plan assets is as follows:

	Group				Bank
	2008		2007		2008		2007
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion

Equity securities	40.259	59%	137.760	75%	40.259	70%	137.759	81%
Real estate	4.500	7%	4.500	2%	4.500	8%	4.500	3%
Other	23.242	34%	40.933	23%	13.147	22%	26.841	16%
Total	68.001	100%	183.193	100%	57.906	100%	169.100	100%

All equity securities are the Bank’s own equity securities, real estate refers to office premises occupied by the Bank, and ‘other’ relate to deposits and assets of deposit administration fund policies issued by the Group’s main insurance company Ethniki Insurance.

NOTE 13: General, administrative & other operating expenses

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Duties and taxes	96.671	68.748	43.635	34.491
Utilities and rentals	280.320	239.667	123.343	106.687
Maintenance and other related expenses	28.947	18.908	8.198	5.501
Other administrative expenses & other provisions	365.804	391.188	163.480	153.077
Total	771.742	718.511	338.656	299.756

NOTE 14: Impairment charge for credit losses

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Due from banks (Note 18)	33	(228)	—	—
Loans and advances to customers (Note 21)	513.335	320.012	315.706	235.547
Other	6.491	10.413	6.491	10.413
Total	519.859	330.197	322.197	245.960

Notes to the Financial Statements

Group and Bank

NOTE 15: Tax expense

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Current tax	152.985	206.280	72.455	76.118
Tax audit settlement	19.189	—	19.189	—
Deferred tax (Note 27)	179.897	52.528	61.224	41.145
Total	352.071	258.808	152.868	117.263

Profit before tax	1.937.014	1.902.929	633.174	1.031.855
Tax calculated based on the current tax rate of 25% (2007: 25%)	484.253	475.732	158.294	257.964
Effect of changes in tax laws	(543)	—	(8.879)	—
Effect of different tax rates in other countries	(72.891)	(49.172)	—	—
Statutory revaluation of fixed assets	(19.596)	—	(11.847)	—
Income not subject to taxation	(231.074)	(222.540)	(125.001)	(146.378)
Expenses not deductible for tax purposes	108.924	71.593	49.777	25.274
Utilisation of previously unrecognised tax losses	5.017	(2.473)	—	—
Non offsettable taxes with current year income taxes	66.608	—	66.608	—
Tax audit settlement	19.189	—	19.189	—
Other	(7.816)	(14.332)	4.727	(19.597)
Income tax expense	352.071	258.808	152.868	117.263
Effective tax rate for the period	18,2%	13,6%	24,1%	11,4%

The Bank’s statutory income tax rate for 2008 and 2007 is 25%.

On 25 September 2008 a new tax law (Law 3697/2008) was enacted in Greece, according to which the corporation tax rate will be reduced from 25% to 20% declining by 1% each year starting from 2010 to 2014.  Based on the new tax rates, the Group examined the timing of the reversal of the temporary differences for the Greek entities and adjusted the deferred tax asset / liability amounts accordingly.

Other foreign subsidiaries and branches provide for taxation at the appropriate rates in the countries in which they operate.

During 2008, the Bank settled its “open” tax years 2005 to 2007.  Amount of €18,5 million was charged in the income statement whereas amount of €36,9 million was set off against prior year provisions.

Furthermore, during 2008, the Bank settled the open tax years of Ethnak which was absorbed by NBG in 2005.  The total tax settlement of €685 was charged in the income statement.

As at 31 December 2008, the provisions recognized by the Group and the Bank, in relation to “open” tax years amounted to €28,9 million and €4,6 million respectively.  The “open” tax years of the Group associates and subsidiaries are presented in Notes 24 and 46 respectively.

NOTE 16: Earnings per share

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Net profit attributable to equity holders of the parent	1.546.012	1.625.315	480.306	914.592
Less: dividends paid to preferred securities	(99.509)	(91.655)	(32.685)	—
Net profit attributable to NBG ordinary shareholders	1.446.503	1.533.660	447.621	914.592
Weighted average number of ordinary shares outstanding	494.021.899	474.892.963	494.176.843	475.405.971
Adjustments due to stock dividend (Note 42)	—	19.067.838	—	19.067.838
Weighted average number of ordinary shares outstanding for basic EPS	494.021.899	493.960.801	494.176.843	494.473.809
Potential dilutive ordinary shares under stock options	425.220	1.238.939	425.220	1.238.939
Weighted average number of ordinary shares for dilutive EPS	494.447.119	495.199.740	494.602.063	495.712.748

Earnings per share - Basic	€2,93	€3,10	€0,91	€1,85
Earnings per share - Diluted	€2,93	€3,10	€0,91	€1,85

The potential dilutive ordinary shares result from the Bank’s stock option plans.  For the calculation of the diluted earnings per share,

Notes to the Financial Statements

Group and Bank

the weighted average number of ordinary shares in calculating the basic earnings per share has been increased by the amount of 425.220 potential dilutive ordinary shares.

The weighted average number of ordinary shares outstanding for both basic and diluted EPS has been adjusted to incorporate the shares issued as stock dividend, as described in Note 38, from the beginning of the earliest period presented.

NOTE 17: Cash and balances with central banks

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Cash in hand	997.208	890.692	656.521	609.728
Obligatory balances with central banks	2.893.056	2.378.263	1.209.313	937.586
Non obligatory balances with central banks	255.131	2.840.693	93.415	2.588.318
Total	4.145.395	6.109.648	1.959.249	4.135.632

The Bank is required to maintain a current account with the Bank of Greece (BoG) to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).  BoG is the primary regulator of depository institutions in Greece.  BoG requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”).  These deposits bear interest at the refinancing rate as set by the ECB (2,5% at 31 December 2008).  Similar requirements apply to the other banking subsidiaries of the Group.

NOTE 18: Due from banks

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Sight deposits with banks	402.914	553.700	78.422	75.827
Time deposits with banks	792.735	1.418.888	3.882.149	2.482.805
Securities purchased under agreements to resell	657.070	1.415.251	631.964	1.466.241
Other	646.893	311.552	609.513	293.823
	2.499.612	3.699.391	5.202.048	4.318.696
Less: Allowance for losses on amounts due from banks	(9.548)	(9.542)	—	—
Total	2.490.064	3.689.849	5.202.048	4.318.696

Movement in allowance for impairment for amounts due from banks:

	Group		Bank
	2008	2007	2008	2007
Balance at 1 January	9.542	9.454	—	—
Acquisitions of subsidiaries	—	426	—	—
Provision for impairment	33	(228)	—	—
Foreign exchange differences	(27)	(110)	—	—
Balance at 31 December	9.548	9.542	—	—

Notes to the Financial Statements

Group and Bank

NOTE 19: Financial assets at fair value through Profit or Loss

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Assets designated at fair value through profit or loss	100.110	5.828.829	—	5.692.692
Trading Securities:
Government bonds	1.680.343	5.585.176	945.753	4.702.827
Treasury bills	131.794	72.553	115.222	67.142
Other debt securities	252.805	554.327	654.811	565.680
Equity securities	8.167	111.795	2.116	20.289
Mutual funds units	17.385	59.160	—	—
Total	2.190.604	12.211.840	1.717.902	11.048.630

Assets designated at fair value through profit or loss include loans and receivables, for which the change in fair value during the period and cumulatively attributable to changes in credit risk is NIL for both the Group and the Bank (2007: €16.740 and €29.255 respectively for both the Group and the Bank).

The reduction in Assets designated at fair value through profit or loss results from the settlement of the instrument classified as such.  The reduction in trading securities at Group and Bank level in 2008 is attributable mainly to the reclassifications performed in accordance with the IAS 39 Amendment (October 2008), as discussed in Note 49.

NOTE 20: Derivative financial instruments

	Group			Bank
	31.12.2008			31.12.2008
	Notional amounts	Fair values Assets	Fair values Liabilities	Notional amounts	Fair values Assets	Fair values Liabilities
Derivatives held for trading
Interest rate derivatives – OTC	54.089.898	1.362.866	401.996	54.021.353	1.143.517	570.347
Foreign exchange derivatives – OTC	10.562.725	171.569	397.965	8.132.911	111.340	355.728
Other types of derivatives – OTC	286.340	12.868	11.669	278.611	12.840	11.663
Interest rate derivatives – Exchange traded	4.486.398	2.349	34.397	4.486.398	2.349	34.397
Foreign exchange derivatives – Exchange traded	35.433	1.153	1.890	—	—	—
Other types of derivatives - Exchange traded	451	405	—	—	—	—
	69.461.245	1.551.210	847.917	66.919.273	1.270.046	972.135

Derivatives held for Hedging
Interest rate swaps	3.920.195	33.662	345.792	3.920.195	33.662	345.792
Cross-currency interest rate swaps	1.573.213	5.448	374.106	254.638	—	109.024
Total	5.493.408	39.110	719.898	4.174.833	33.662	454.816

Total	74.954.653	1.590.320	1.567.815	71.094.106	1.303.708	1.426.951

Notes to the Financial Statements

Group and Bank

Derivative financial instruments

	Group			Bank
	31.12.2007			31.12.2007
	Notional amounts	Fair values Assets	Fair values Liabilities	Notional amounts	Fair values Assets	Fair values Liabilities
Derivatives held for trading
Interest rate derivatives – OTC	27.320.940	313.808	887.709	24.034.512	251.963	446.403
Foreign exchange derivatives – OTC	10.545.704	38.353	174.624	6.274.164	36.852	130.557
Other types of derivatives – OTC	393.422	26.851	2.315	386.787	26.650	2.248
Interest rate derivatives – Exchange traded	4.601.112	15.741	854	4.601.112	15.741	854
Foreign exchange derivatives – Exchange traded	22.997	92	737	—	—	—
Other types of derivatives - Exchange traded	34	59	—	—	—	—
	42.884.209	394.904	1.066.239	35.296.575	331.206	580.062

Derivatives held for Hedging
Currency forwards-OTC	224.811	—	5.567	—	—	—
Total	43.109.020	394.904	1.071.806	35.296.575	331.206	580.062

Credit risk

Based on the assessment of all relevant factors including Master Netting Arrangements or other netting arrangements, collateral and other credit support (like Credit Support Annex (CSA) agreements), the structure of the transactions, the specific characteristics of the instruments and other qualitative factors, the impact of credit risk on the valuation of OTC derivatives is not significant.  Therefore, the valuation of OTC derivatives does not include Credit Valuation Adjustment.

Fair value hedges

The Group’s and the Bank’s fair value hedges principally consist of interest rate swaps, cross-currency interest rate swaps and futures contracts that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates.

For the year ended 31 December 2008, the Group and the Bank recognized in the income statement €(372,7) million and €(511,9) million respectively, fair value changes on derivatives designated under fair value hedge accounting.  This amount was offset by €400,8 million and €535,9 million fair value changes recognized on hedged items of the Group and the Bank respectively.  This resulted in a net hedge ineffectiveness of €28,1 million and €24 million, recognized in the income statement of the Group and the Bank respectively.  At 31 December 2008, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €(680,8) million and €(421,1) million respectively, presented in the balance sheet of the Group and the Bank as €39,1 million and €33,7 million positive fair values under assets and €(719,9) million and €(454,8) million negative fair values under liabilities respectively.

Hedges on net investments in foreign operations

During 2008, NBG Group entered into a series of currency forward agreements to protect against foreign currency exposure on its foreign subsidiaries.  The effective portion of the derivatives designated under net investment hedge accounting that was deferred in shareholder’s equity amounted to €(148,6) million net of tax (2007: €(23,2) million) and it will be recognized in the income statement upon disposal of the related foreign subsidiaries.

At 31 December 2008, the fair values of the outstanding derivatives designated under net investment hedge accounting amounted to NIL (2007: €(5,6) million) whereas there was no hedge ineffectiveness recognized in the income statement for 2008 and 2007.

Notes to the Financial Statements

Group and Bank

NOTE 21: Loans & advances to customers (net)

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Mortgages	22.278.690	19.290.148	18.876.793	16.500.230
Consumer loans	7.352.343	6.182.180	4.916.883	4.072.811
Credit cards	3.665.136	3.250.743	1.750.704	1.563.028
Small Business lending	6.150.989	4.611.720	4.035.283	3.586.232
Retail lending	39.447.158	33.334.791	29.579.663	25.722.301
Corporate and Public sector lending	35.249.734	22.916.905	27.175.552	14.744.472
Total	74.696.892	56.251.696	56.755.215	40.466.773
Less: Allowance for impairment on loans & advances to customers	(1.620.423)	(1.558.492)	(956.945)	(898.203)
Total	73.076.469	54.693.204	55.798.270	39.568.570

Included in the Group’s loans and advances to customers are mortgage loans and corporate loans designated at fair value through profit or loss amounting to €1.225.513 (2007: €1.858.204).  The Bank has no loans and advances to customers designated at fair value through profit or loss.

Part of the increase in Corporate and Public sector lending at Group and Bank level in 2008 is attributable to the reclassifications performed in accordance with the IAS 39 Amendment (October 2008), as discussed in Note 49.

Movement in allowance for impairment for loans and advances:

	Group		Bank
	2008	2007	2008	2007

Balance at 1 January	1.558.492	1.492.307	898.203	947.733
Increase / (decrease) from subsidiaries acquired / disposed	—	50.409	—	(6.364)
Impairment charge for credit losses	513.335	320.012	315.706	235.547
Loans written off	(401.270)	(340.833)	(214.544)	(268.538)
Amounts recovered	44.057	45.642	14.891	13.130
Unwind of discount	(69.131)	(43.643)	(57.096)	(39.206)
Foreign exchange differences and other	(25.060)	34.598	(215)	15.901
Balance at 31 December	1.620.423	1.558.492	956.945	898.203

Included in the Group’s allowance for loans and advances for 2008 and 2007 are amounts of €38.870 and €37.625 (Bank: €11.535 and €9.495) respectively for credit risk related to Off balance sheet amounts.

Loans and advances to customers include securitised loans as follows:

Securitisation of loans:

	Group		Bank
	2008	2007	2008	2007

Corporate lending (Eterika Plc - July 2008)	1.257.624	—	1.257.624	—
Consumer loans (Revolver 2008 – 1 Plc – December 2008)	1.153.518	—	1.153.518	—
Credit cards (Revolver 2008 – 1 Plc – December 2008)	1.172.298	—	1.172.298	—
Total securitised loans	3.583.440	—	3.583.440	—

Securitization of loans

On 31 July 2008, the Group issued €1.340 million Asset Backed Floating Rate Notes due in June 2035, which are backed by a pool of corporate loans.  The Notes are split into €975 million class A notes with interest paid quarterly at a rate of three month EURIBOR plus a margin of 30 bps and €365 million class B notes with interest paid quarterly at a rate of three month EURIBOR plus a margin of 250 bps.  The class A notes have been rated A1 by Moody’s.  The class A and B notes have been listed for trading on the Luxembourg Stock Exchange, sold through private placement and repurchased at the issue price.  The class A notes are used as security for obtaining liquidity from the ECB via the Bank of Greece (see Note 37).

On 12 December 2008, the Group issued €1.768,9 million Secured Floating Rate Notes due in September 2020, which are backed by a pool of receivables arising from revolving consumer loans and credit card accounts.  The Notes are split into €1.500 million class A

Notes to the Financial Statements

Group and Bank

notes with interest paid monthly at a rate of one month EURIBOR plus 30 bps and €268,9 million class B notes with interest paid monthly at a rate of one month EURIBOR plus 60 bps.  The class A notes have been rated A by Fitch and were listed for trading on the Luxembourg Stock Exchange, sold through private placement and repurchased at the issue price.  The class A notes are used as security for obtaining liquidity from the ECB via the Bank of Greece (see Note 37).  The Group retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

Covered bonds

On 28 November 2008, the Bank issued two series of covered bonds each for €1 billion, with a maturity of five and six years, respectively (with a one-year extension option), which are secured primarily by residential mortgage loans, interest paid quarterly at a rate of ECB’s refinancing rate plus a margin of 65 bps and 70 bps respectively.  The two covered bonds series have been rated Aaa by Moody’s and AAA by Fitch.  The covered bonds were listed for trading on the Luxembourg Stock Exchange, with a view to being placed with institutional investors.  Until they are placed the bonds are used as security for obtaining liquidity from the ECB via the Bank of Greece (see Note 37).  The issue forms part of the Bank’s €10 billion covered bonds program.

All above securities issued are not presented within “Other borrowed funds” since these securities are held by the Bank and collateralized with the BoG and ECB for funding purposes.  In the future these securities may also be sold to investors.

Loans and advances to customers include finance lease receivables:

	Group
	2008	2007
Maturity
Not later than 1 year	764.056	676.058
Later than 1 year but not later than 5 years	1.450.896	1.228.963
Later than 5 years	513.957	503.085
	2.728.909	2.408.106
Unearned future finance income on finance leases	(488.247)	(496.093)
Net investment in finance leases	2.240.662	1.912.013

The net investment in finance leases may be analysed as follows:

	Group
	2008	2007
Maturity
Not later than 1 year	631.729	542.302
Later than 1 year but not later than 5 years	1.209.222	1.000.827
Later than 5 years	399.711	368.884
Net investment in finance leases	2.240.662	1.912.013

Notes to the Financial Statements

Group and Bank

NOTE 22: Investment securities

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
Available-for-sale investment securities:
Greek Government bonds	5.295.788	1.245.997	5.108.260	1.002.977
Treasury bills and other eligible bills	101.529	155.448	8.614	—
Debt securities issued by other governments and public entities	2.527.042	2.110.741	436.122	318.249
Corporate bonds incorporated in Greece	141.304	95.948	121.814	70.760
Corporate bonds incorporated outside Greece	66.360	66.169	25.578	66.169
Debt securities issued by Greek financial institutions	3.000	3.000	3.000	3.000
Debt securities issued by foreign financial institutions	601.827	351.345	808.156	252.307
Debt securities	8.736.850	4.028.648	6.511.544	1.713.462
Equity securities	358.044	402.672	183.015	495.124
Mutual funds units	505.500	362.584	284.642	96.548
Provision for impairment	(10.747)	(11.908)	(748)	(746)
Total available-for-sale investment securities	9.589.647	4.781.996	6.978.453	2.304.388

Held-to-maturity investment securities (at amortised cost):
Greek Government bonds	34.645	—	—	—
Treasury bills and other eligible bills	7.220	—	7.220	—
Debt securities issued by other government and public entities	64.113	—	—	—
Corporate bonds incorporated outside Greece	5.033	—	—	—
Debt securities issued by foreign financial institutions	30.051	—	—	—
Debt securities issued by companies of the NBG Group - at amortized cost	—	—	722.698	232.957
Total held-to-maturity investment securities	141.062	—	729.918	232.957

Total Investment securities	9.730.709	4.781.996	7.708.371	2.537.345

The increase in Greek government and Corporate bonds, and debt securities issued by foreign financial institutions at Group and Bank level in 2008 is attributable mainly to the reclassifications performed in accordance with the IAS 39 Amendment (October 2008), as discussed in Note 49.

The movement of investment securities may be summarised as follows:

	Group		Bank
	2008	2007	2008	2007
Available-for-sale investment securities:
Balance at 1 January	4.781.996	4.373.618	2.304.388	2.436.665
Acquisitions – newly consolidated subsidiaries	—	2.342	—	—
Additions within the period	17.459.617	15.539.519	4.732.130	1.352.127
Disposals (sale and redemption) within the period	(13.544.905)	(15.290.230)	(1.892.335)	(1.484.982)
Transfers from trading portfolio and transfers to held-to-maturity portfolio and loans and advances to customers	2.249.802	—	2.250.145	—
Gains / (losses) from changes in fair value	(1.376.820)	163.517	(435.738)	4.136
Amortisation of premiums / discounts	19.957	(6.770)	19.863	(3.558)
Balance at 31 December	9.589.647	4.781.996	6.978.453	2.304.388

Held-to-maturity investment securities:
Balance at 1 January	—	—	232.957	105.680
Additions within the period	79.667	—	499.275	130.000
Redemptions within the period	(2.021)	—	(2.021)	(2.538)
Transfers from / to trading portfolio and available-for-sale portfolio	64.245	—	—	—
Amortisation of premiums / discounts	(829)	—	—	—
Foreign exchange differences	—	—	(293)	(185)
Balance at 31 December	141.062	—	729.918	232.957

Notes to the Financial Statements

Group and Bank

Net result from investment securities consists of:

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Net gain / (loss) from debt instruments	15.767	11.640	(2.474)	(178)
Net gain / (loss) from equity instruments	3.363	211.523	(56.418)	156.163
Net gain / (loss) from mutual fund units	10.248	15.932	3.543	8.944
Impairment loss on available-for-sale investments	(17.772)	(989)	(86.361)	(989)
Total	11.606	238.106	(141.710)	163.940

NOTE 23: Investment property

	Group
	Land	Buildings	Total
Cost
At 1 January 2007	58.399	89.180	147.579
Foreign exchange differences	—	192	192
Transfers	9.076	39.505	48.581
Additions	—	26	26
Disposals and write offs	(2.142)	(913)	(3.055)
At 31 December 2007	65.333	127.990	193.323

Accumulated depreciation & impairment
At 1 January 2007	(105)	(24.101)	(24.206)
Foreign exchange differences	—	(152)	(152)
Transfers	—	(11.260)	(11.260)
Disposals and write offs	7	240	247
Depreciation charge	—	(4.210)	(4.210)
Impairment charge	—	(114)	(114)
At 31 December 2007	(98)	(39.597)	(39.695)

Net book amount at 31 December 2007	65.235	88.393	153.628

Cost
At 1 January 2008	65.333	127.990	193.323
Foreign exchange differences	—	(353)	(353)
Transfers	—	(251)	(251)
Additions	—	49	49
Disposals and write offs	(399)	(528)	(927)
At 31 December 2008	64.934	126.907	191.841

Accumulated depreciation & impairment
At 1 January 2008	(98)	(39.597)	(39.695)
Foreign exchange differences	—	179	179
Transfers	—	96	96
Disposals and write offs	86	57	143
Depreciation charge	—	(4.148)	(4.148)
Impairment charge	(86)	(257)	(343)
At 31 December 2008	(98)	(43.670)	(43.768)

Net book amount at 31 December 2008	64.836	83.237	148.073

The fair value of investment property as at 31 December 2008 amounts to €215.147 (2007: €194.293).  Rental income for the year ended 31 December 2008 amounts to €6.226 (2007: €5.920).

Notes to the Financial Statements

Group and Bank

NOTE 24: Investments in associates

	Group		Bank
	2008	2007	2008	2007

At 1 January	73.586	272.780	21.492	237.836
Additions	30.331	2.511	94	—
Disposals/transfers	(13.061)	(215.477)	(10.313)	(216.344)
Share of results (after tax)	(28.932)	17.210	—	—
Dividends	(1.889)	(3.438)	—	—
Impairment	(4.352)	—	(4.352)	—
At 31 December	55.683	73.586	6.921	21.492

The Group’s and Bank’s associates are as follows:

			Group %		Bank %
	Country	Tax years unaudited	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Social Securities Funds Management S.A.	Greece	2007-2008	40,00%	40,00%	40,00%	40,00%
Phosphoric Fertilizers Industry S.A.	Greece	2008	22,02%	24,23%	15,81%	—
Larko S.A.	Greece	2002-2008	36,43%	36,43%	36,43%	36,43%
Siemens Enterprise Communications A.E.	Greece	—	—	30,00%	—	30,00%
Eviop Tempo S.A.	Greece	2004-2008	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2003-2008	39,34%	39,34%	39,34%	39,34%
Hellenic Countryside S.A.	Greece	—	—	20,23%	—	20,23%
Pella S.A.	Greece	2003-2008	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	2007-2008	31,18%	31,18%	31,18%	31,18%
Europa Insurance Co. S.A.	Greece	2005-2008	25,00%	28,00%	—	—
UBB AIG Insurance & Reinsurance Company	Bulgaria	2006-2008	59,97%	59,97%	—	—
UBB AIG Life Insurance Company	Bulgaria	2006-2008	59,97%	59,97%	—	—
Drujestvo za Kasova Deinost AD (Cash Service Company)	Bulgaria	2007-2008	24,98%	24,98%	—	—

The Bank’s investments in associates are stated at cost less impairment (if any).

The carrying amount of Larko S.A. of €42.611 was written down to zero due to the loss amounting to €(38.259) and impairment of €(4.352).  The Group does not expect to recover the carrying amount of the investment, because of significant financial difficulties faced by the company.

The only significant associate as at 31 December 2008 is Phosphoric Fertilizers Industry S.A., whose assets, liabilities, revenues and profit as at and for the year ended 2008 are €427 million, €256 million, €219 million and €38 million respectively.

Although the Group holds the majority of the voting rights in UBB AIG Insurance and Reinsurance Company and UBB AIG Life Insurance Company, shareholders’ agreement exists, under which all significant decisions require the consent of all venturers.  Thus, the Group has applied equity method of accounting in accordance with par. 38 of IAS 31.

On 16 July 2008, the Bank disposed of its 30% associate, Siemens Enterprise Communications S.A.  The total consideration agreed, amounted to €11,4 million.

On 23 December 2008, the Bank disposed of its 20,23% associate, Hellenic Countryside S.A.  The total consideration agreed, amounted to €3,5 million.

Notes to the Financial Statements

Group and Bank

NOTE 25: Goodwill, software & other intangibles

	Group						Bank
	Goodwill	Software	Other finite life intangibles	Other indefinite life intangibles	Other intangibles	Total	Software	Other intangibles	Total
Cost
At 1 January 2007	2.123.085	231.732	185.801	161.093	23.374	2.725.085	149.843	44.367	194.210
Foreign exchange differences	160.090	1.912	15.907	13.792	(675)	191.026	(58)	(644)	(702)
Acquisition of subsidiary	225.688	109	31.898	14.671	—	272.366	2.580	—	2.580
Transfers	—	(21.034)	—	—	21.522	488	(22.195)	23.041	846
Additions	—	46.538	—	—	22.766	69.304	24.015	21.240	45.255
Disposals and write offs	(47.954)	(6.275)	—	—	(742)	(54.971)	(92)	(5.132)	(5.224)
At 31 December 2007	2.460.909	252.982	233.606	189.556	66.245	3.203.298	154.093	82.872	236.965

Accumulated amortisation & impairment
At 1 January 2007	—	(195.642)	(9.145)	—	(5.041)	(209.828)	(136.730)	(8.218)	(144.948)
Foreign exchange differences	(160)	(1.819)	(866)	—	(734)	(3.579)	58	116	174
Transfers	—	19.580	—	—	(20.030)	(450)	19.802	(20.644)	(842)
Disposals and write offs	—	6.275	—	—	745	7.020	43	1.920	1.963
Intangibles amortisation & goodwill impairment charge	(11.224)	(19.024)	(29.027)	—	(4.083)	(63.358)	(7.800)	(5.312)	(13.112)
At 31 December 2007	(11.384)	(190.630)	(39.038)	—	(29.143)	(270.195)	(124.627)	(32.138)	(156.765)

Net book amount at 31 December 2007	2.449.525	62.352	194.568	189.556	37.102	2.933.103	29.466	50.734	80.200

Cost
At 1 January 2008	2.460.909	252.982	233.606	189.556	66.245	3.203.298	154.093	82.872	236.965
Foreign exchange differences	(459.134)	(11.356)	(43.630)	(36.493)	(1.909)	(552.522)	(77)	(894)	(971)
Transfers	—	5.355	—	—	(14.756)	(9.401)	605	(1.194)	(589)
Additions	75.719	58.821	—	—	32.360	166.900	34.327	20.770	55.097
Disposals and write offs	(35.105)	(272)	—	—	(6)	(35.383)	(5)	—	(5)
At 31 December 2008	2.042.389	305.530	189.976	153.063	81.934	2.772.892	188.943	101.554	290.497

Accumulated amortisation & impairment
At 1 January 2008	(11.384)	(190.630)	(39.038)	—	(29.143)	(270.195)	(124.627)	(32.138)	(156.765)
Foreign exchange differences	408	8.242	10.028	—	1.522	20.200	61	143	204
Transfers	—	24	—	—	5.795	5.819	30	389	419
Disposals and write offs	11.037	100	—	—	3	11.140	—	—	—
Intangibles amortisation & goodwill impairment charge	(4.585)	(27.113)	(27.406)	—	(6.758)	(65.862)	(14.077)	(8.993)	(23.070)
At 31 December 2008	(4.524)	(209.377)	(56.416)	—	(28.581)	(298.898)	(138.613)	(40.599)	(179.212)

Net book amount at 31 December 2008	2.037.865	96.153	133.560	153.063	53.353	2.473.994	50.330	60.955	111.285

Additions to goodwill of €76 million relate to €42 million arising from the amount paid to minority shareholders in Finansbank upon the exercise of the puttable instruments held by the Fiba holders on 26 September 2008 (Note 45), while the remaining €34 million additions as well as the €(35) million in disposals and write offs relate to other investment activities of the Group (mainly Private equity business).

Other indefinite life intangibles include the brand names of Finansbank, Vojvodjanska Bank and P&K of €140 million, €11 million and €2 million respectively (2007: €162 million, €13 million, €2 million respectively).  Other finite life intangibles include core deposits and customer relationships amounting to €110 million of Finansbank (remaining useful lives span from 3.5 to 5.5 years), €21 million of Vojvodjanska Bank (remaining useful lives span from 8 to 9 years) and €2 million of P&K (useful lives span from 5 to 6 years) (2007: €188 million, €29 million, €2 million respectively).

The CGUs where significant goodwill is allocated are the Turkish and Serbia operations and the goodwill relates to the acquisitions

Notes to the Financial Statements

Group and Bank

of Finansbank and Vojvodjanska Bank.  The goodwill with respect to these acquisitions amounts to €1.668 million (2007: €2.042 million) and €248 million (2007: €278 million) respectively.

The Group adopted value in use (“VIU”) tests for CGUs, based upon Management’s latest five year forecasts, long—term growth rates based on the respective country GDP rates adjusted for inflation and risk discount rates based on observable market long—term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.

The goodwill and brand names arisen from the above two acquisitions was tested for impairment and no adjustment to its carrying amount is required.

This conclusion does not change if reasonably possible changes in key assumptions are applied.

The goodwill impairment charge of €4,5 million relates to certain UK investments of the Group’s private equity business after taking into consideration the economic outlook and the prospects of the sector in which they operate.

There was no indication of impairment for the remaining intangibles assets.

NOTE 26: Property & equipment— Group

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under constructions	Total
Cost
At 1 January 2007	981.457	987.740	739.551	104.587	85.231	2.898.566
Foreign exchange differences	(90)	4.395	13.643	5.771	(13)	23.706
Acquisition of subsidiaries	—	—	26.938	507	—	27.445
Disposal of subsidiaries	—	—	(27.655)	(19)	—	(27.674)
Transfers	(66.163)	(63.202)	15.090	12.009	(69.891)	(172.157)
Additions	598	6.550	101.108	25.956	69.910	204.122
Disposals and write offs	(38.299)	(26.173)	(23.663)	(680)	(244)	(89.059)
At 31 December 2007	877.503	909.310	845.012	148.131	84.993	2.864.949

Accumulated depreciation & impairment
At 1 January 2007	—	(312.253)	(491.313)	(53.062)	—	(856.628)
Foreign exchange differences	—	(476)	(9.435)	(3.644)	—	(13.555)
Transfers	—	25.145	3.382	(2.443)	—	26.084
Disposals and write offs	—	13.793	10.186	572	—	24.551
Depreciation & impairment charge	—	(26.625)	(69.666)	(12.295)	—	(108.586)
At 31 December 2007	—	(300.416)	(556.846)	(70.872)	—	(928.134)

Net book amount at 31 December 2007	877.503	608.894	288.166	77.259	84.993	1.936.815

Cost
At 1 January 2008	877.503	909.310	845.012	148.131	84.993	2.864.949
Foreign exchange differences	(23)	(23.155)	(52.779)	(20.804)	(3.837)	(100.598)
Transfers	(726)	52.551	22.157	22.453	(87.033)	9.402
Additions	28.277	30.669	125.936	24.070	68.283	277.235
Disposals and write offs	(15.317)	(17.294)	(53.028)	(1.408)	(709)	(87.756)
At 31 December 2008	889.714	952.081	887.298	172.442	61.697	2.963.232

Accumulated depreciation & impairment
At 1 January 2008	—	(300.416)	(556.846)	(70.872)	—	(928.134)
Foreign exchange differences	—	6.318	35.896	11.875	—	54.089
Transfers	—	(159)	(43)	(5.617)	—	(5.819)
Disposals and write offs	—	5.819	12.894	1.238	—	19.951
Depreciation & impairment charge	—	(27.336)	(76.969)	(16.246)	—	(120.551)
At 31 December 2008	—	(315.774)	(585.068)	(79.622)	—	(980.464)

Net book amount at 31 December 2008	889.714	636.307	302.230	92.820	61.697	1.982.768

Included in the amount of transfers for 2007 is €111 million that relate to property reclassified to non—current assets held for sale (Note 30), while in the Bank, these amounts are included under disposal and write offs.

Notes to the Financial Statements

Group and Bank

NOTE 26: Property & equipment- Bank

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under constructions	Total
Cost
At 1 January 2007	588.461	616.795	419.440	58.590	48.034	1.731.320
Foreign exchange differences	—	(117)	(108)	11	—	(214)
Mergers of subsidiaries	—	978	4.877	—	—	5.855
Transfers	—	17.856	(24)	3.429	(20.477)	784
Additions	496	2.708	44.374	4.054	20.087	71.719
Disposals and write offs	(101.688)	(69.780)	(7.963)	(138)	(313)	(179.882)
At 31 December 2007	487.269	568.440	460.596	65.946	47.331	1.629.582

Accumulated depreciation & impairment
At 1 January 2007	—	(247.198)	(347.397)	(44.794)	—	(639.389)
Foreign exchange differences	—	12	216	(2)	—	226
Transfers	—	1.807	5	(2.441)	—	(629)
Disposals and write offs	—	12.239	4.195	138	—	16.572
Depreciation	—	(16.748)	(30.118)	(3.764)	—	(50.630)
At 31 December 2007	—	(249.888)	(373.099)	(50.863)	—	(673.850)

Net book amount at 31 December 2007	487.269	318.552	87.497	15.083	47.331	955.732

Cost
At 1 January 2008	487.269	568.440	460.596	65.946	47.331	1.629.582
Foreign exchange differences	—	(125)	(128)	(21)	(1)	(275)
Transfers	(727)	(4.806)	(1.954)	6.414	(15.274)	(16.347)
Additions	13.429	5.701	67.226	4.843	17.319	108.518
Disposals and write offs	(14.757)	(13.803)	(8.090)	(20)	—	(36.670)
At 31 December 2008	485.214	555.407	517.650	77.162	49.375	1.684.808

Accumulated depreciation & impairment
At 1 January 2008	—	(249.888)	(373.099)	(50.863)	—	(673.850)
Foreign exchange differences	—	7	116	10	—	133
Transfers	—	12.053	3.550	—	—	15.603
Disposals and write offs	—	5.639	6.966	(7)	—	12.598
Depreciation	—	(16.962)	(31.680)	(4.245)	—	(52.887)
At 31 December 2008	—	(249.151)	(394.147)	(55.105)	—	(698.403)

Net book amount at 31 December 2008	485.214	306.256	123.503	22.057	49.375	986.405

Notes to the Financial Statements

Group and Bank

NOTE 27: Deferred tax assets and liabilities

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Deferred tax assets:
Securities	169.671	18.010	138.568	17.704
Derivatives	363.302	117.677	356.087	115.869
Tangible and intangible assets	23.246	10.780	12.866	8.513
Pension and other post retirement benefits	19.354	24.321	11.156	14.391
Insurance reserves	21.095	39.270	—	—
Loans and advances to customers	43.070	22.976	26.262	—
Other temporary differences	134.467	55.296	95.232	9
Deferred tax assets	774.205	288.330	640.171	156.486

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
Deferred tax liabilities:
Securities	3.976	20.623	2.154	12.615
Derivatives	391.881	93.304	391.881	93.304
Tangible and intangible assets	78.523	101.383	12.830	17.864
Loans and advances to customers	97.579	14.546	38.300	5.482
Other temporary differences	47.870	17.617	21.059	4.466
Deferred tax liabilities	619.829	247.473	466.224	133.731

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
Deferred tax charge in the income statement:
Securities	(73.619)	(31.467)	(76.943)	(33.657)
Derivatives	(58.607)	14.124	(58.359)	13.850
Tangible and intangible assets	21.447	(641)	9.383	(5.250)
Pension and other post retirement benefits	(4.531)	2.357	(3.235)	(178)
Loans and advances to customers	(45.966)	(30.642)	(6.180)	(14.035)
Other temporary differences	(18.621)	(6.259)	74.110	(1.875)
Deferred tax charge in the income statement-continuing operations	(179.897)	(52.528)	(61.224)	(41.145)
Deferred tax through equity	293.416	(67.906)	212.416	13.849
Net deferred tax movement	113.519	(120.434)	151.192	(27.296)

Notes to the Financial Statements

Group and Bank

NOTE 28: Insurance related assets and receivables

	Group
	31.12.2008	31.12.2007

Investments on behalf of policyholders who bear the investment risk	337.073	420.873
Insurance business receivables	227.078	212.243
Amounts receivable from reinsurers and reinsurance business receivables	87.463	100.397
Deferred acquisition costs (DAC)	56.107	56.419
Total	707.721	789.932

Investments on behalf of policyholders who bear the investment risk (Unit linked)

	Group
	31.12.2008	31.12.2007

Bonds	21.877	25.354
Shares	1.412	1.913
Mutual Funds	262.636	364.645
Other	51.148	28.961
Total	337.073	420.873

The unit-linked related assets are designated at fair value through profit or loss.  The changes in the fair value of the unit-linked related assets are offset in the income statement against changes in the fair value of liabilities of unit-linked products.

NOTE 29: Other assets

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Accrued interest and commissions	914.864	579.226	785.071	452.673
Tax prepayments and other recoverable taxes	62.131	40.721	12.564	24.163
Private equity: investees assets	55.580	122.049	—	—
Trade receivables	63.227	122.446	7.513	21.211
Assets acquired through foreclosure proceedings (net)	127.542	123.848	73.934	67.615
Prepaid expenses	69.711	69.050	39.787	33.921
Hellenic Deposit and Investment Guarantee Fund	54.743	—	54.743	—
Checks and credit card transactions under settlement	145.213	236.650	104.265	137.047
Other	748.816	803.484	510.107	617.568
Total	2.241.827	2.097.474	1.587.984	1.354.198

In accordance with article 6 of Law 3714/7.11.2008 the amount of deposits guaranteed by the deposit guarantee fund, increased from €20,000 to €100,000. Therefore, the contribution paid by banks to deposit guarantee fund also increased with additional contributions for 2008. The Law 3746/16.2.2009 concerning the “Hellenic Deposit and Investment Guarantee Fund (HDIGF)” provides that the difference between the regular annual contributions of credit institutions resulting from the application of article 6 of Law 3714/2008 will be included in a special assets group whose elements are jointly included in the proportion of each participant in the credit institutions.

Notes to the Financial Statements

Group and Bank

NOTE 30: Assets and liabilities held for sale

Non-current assets held for sale

	Group
	31.12.2008	31.12.2007

Cash and due from banks	10	14
Property, plant and equipment and intangibles	110.473	110.980
Other assets	6.410	4.285
Total assets	116.893	115.279

Other liabilities	8.856	6.535
Net assets	108.037	108.744

On 15 March 2007, the Boards of Directors of the Bank and NBG Venture Capital SA, a wholly owned subsidiary of the Bank, announced the draft agreement for the divestment of the warehousing section of the Bank and the transfer of the section, through absorption, to the latter according to the Divestment Balance Sheet as at March 13, 2007.  NBG Venture Capital SA increased its share capital by €109.492.401 with the issuance of 37.369.420 new shares with a nominal value of €2,93 each.  The divestment was approved by the Annual Ordinary General Meeting of the Bank on the 25 May 2007.  The Group classified this transaction under IFRS 5 “Non-current assets held for sale and discontinued operations” from the point it took the binding decision to dispose of the warehouse section and made all the necessary arrangements to locate a buyer.

The management of the Group remains at its initial strategy to dispose of the warehousing section however, the disposal procedure may be extended due to the current severe international financial crisis.

NOTE 31: Due to banks

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Demand deposits due to credit institutions	192.947	140.320	173.177	131.963
Time deposits due to credit institutions	1.863.963	1.478.328	1.603.657	1.002.108
Interbank deposits	1.959.739	2.906.979	1.375.479	2.200.463
Amounts due to ECB	8.750.000	2.200.000	8.750.000	2.200.000
Amounts due to Central Bank	70.279	6.319	2.755	5.403
Securities sold under agreements to repurchase	1.654.267	3.436.668	1.570.238	3.380.623
Other	348.835	205.230	326.109	15.025
Total	14.840.030	10.373.844	13.801.415	8.935.585

Notes to the Financial Statements

Group and Bank

NOTE 32: Due to customers

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
Deposits:
Individuals	54.227.637	46.534.844	46.390.351	39.370.563
Corporates	10.317.126	11.190.529	7.103.767	7.201.764
Government and agencies	2.338.326	2.150.001	2.177.957	2.047.732
Total deposits	66.883.089	59.875.374	55.672.075	48.620.059
Securities sold to customers under agreements to repurchase	149.032	72.856	150.542	131.789
Other	624.827	582.181	468.436	507.822
Total	67.656.948	60.530.411	56.291.053	49.259.670

Included in due to customers are deposits, which contain one or more embedded derivatives.  The Group has designated these deposits as financial liabilities at fair value through profit or loss.These deposits amount to €2.808.892 (2007: €379.683) for the Group and 2.830.303 for the Bank (2007: €424.683).

NOTE 33: Debt securities in issue

	Group
	Interest rate	31.12.2008	31.12.2007

Corporate bonds – fixed rate	6,4%	178.763	315.282
Corporate bonds- floating rate	—	—	1.022
Fixed rate notes	7,0%	114.147	151.398
Floating rate notes	4,2%	1.520.768	1.822.033
Total		1.813.678	2.289.735

On 23 November 2004, Finansbank obtained a loan via a special purpose entity, which issued USD 125 million Series 2004-B fixed rate 6,1014% Notes secured on Finansbank’s Diversified Payment Rights.  The notes have a five-year maturity and interest is paid quarterly, with no principal repayment for the first two years.

On 15 March 2005, Finansbank obtained a loan via a special purpose entity, which issued USD 500 million Series 2005-A Floating Rate Notes secured on Finansbank’s Diversified Payment Rights.  The notes have a seven-year maturity and interest is paid quarterly, with no principal repayment for the first three years. Interest on the Series 2005-A Notes is determined as the 3-month LIBOR plus 180 bps.

On 24 March 2006, Finansbank obtained a loan via a special purpose entity, which issued USD 110 million bonds with five-year maturity and USD 110 million bonds with a seven-year maturity.  Interest is paid semi-annually and is 6,25% and 6,5% respectively.

On 22 February 2007, NBG Finance plc, a wholly owned subsidiary of the Bank, issued Romanian Lei (RON) 355 million Fixed Rate Notes, guaranteed by the Bank due in February 2012.  The notes carry interest of 7,35%, which is paid semi-annually.  The proceeds of the Note were ultimately lent to the Bank and for the Bank, these proceeds are included in account “Other borrowed funds”. Part of this issue to the amount of €3,7 million (2007: €4,1) has been bought back by the Bank.

On 22 May 2007, NBG Finance plc issued a €1.500 million Floating Rate Note guaranteed by the Bank.  The note is redeemable in May 2009.  The note bears a coupon of 3month EURIBOR plus 8 bps. Interest is paid quarterly.  The proceeds of the Note were ultimately lent to the Bank and for the Bank, these proceeds are included in account “Other borrowed funds”.  Part of this issue to the amount of €299 million (2007: €80,6)has been bought back by the Bank.

On 9 October 2007, NBG Finance plc issued a USD 300 million Floating Rate Note guaranteed by the Bank.  The note is redeemable in October 2009.  The note bears a coupon of 3month USD LIBOR plus 8 bps.  Interest is paid quarterly.  Part of this issue to the amount of €185,8 million (2007: €149,8) has been bought back by the Bank.  The proceeds of the Note were ultimately lent to the Bank and for the Bank, these proceeds are included in account “Other borrowed funds”.

Notes to the Financial Statements

Group and Bank

NOTE 34: Other borrowed funds

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Subordinated notes - fixed rate	309.972	332.015	776.580	874.439
Subordinated notes – floating rate	—	—	798.076	806.816
Loans-fixed rate	759.154	344.668	88.254	98.400
Loans- floating rate	853.747	1.046.363	2.211.971	1.702.480
Total	1.922.873	1.723.046	3.874.881	3.482.135

On 7 October 2004, Finansbank obtained a subordinated loan via a special purpose entity, which issued USD 200 million Subordinated Callable Notes, with a 10-year maturity.  Interest is paid annually at 9% for the first five years and steps up to 11,79% thereafter and there is a repayment option at the end of the fifth year.

On 28 June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY 30 billion Subordinated Callable Fixed Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015.  The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears.  These notes have been designated as financial liability at fair value through profit or loss. The carrying amount and amortised cost as at 31 December 2008 were €155.208 and €237.831 respectively (2007: €177.750 and €181.811 respectively). The change in fair value during the period and cumulative attributable to changes in credit risk is €91.864 (2007: nil).

On 31 March 2006, Finansbank raised TRY 300 million through a credit card secured loan, with a five-year maturity.  Interest is paid quarterly and is set at 11,81%.

On 1 December 2006, Finansbank raised USD 700 million through a term loan facility in two tranches and specifically USD 479 million with a two year maturity and interest paid monthly at LIBOR + 42,5 bps and USD 221 million with a three year maturity and interest paid monthly at LIBOR + 60 bps.  The first tranche of USD 479 million matured in December 2008.

Included in subordinated notes – fixed rate and subordinated notes – floating rate for the Bank are the amounts ultimately lent to the Bank under loan agreements with NBG Finance, representing the proceeds of the securities issued by NBG Funding, which are described in Note 41 “Preferred Securities”.  These loans have the same terms with the securities in Note 41 but with a 30-year maturity. The CMS linked notes have been designated as financial liability at fair value through profit or loss.  The carrying amount and amortised cost as at 31 December 2008 were €675.749 and €709.339 respectively while at 31 December 2007, was €642.153 and €702.274 respectively.

Included in Loans-floating rate, is the amount lent to the Bank, under a loan agreement with NBG Finance, representing proceeds of the €1.500 million Floating Rate Note and the USD 300 million Floating Rate Note, described in Note 33 “Debt Securities in issue”.

On 4 August 2008, the Bank entered into a €500 million Schuldscheindarlehen loan agreement. The Bank exercised its right to borrow €500 million under the facility on the same date. The facility matures on 4 August 2010, and interest is paid semi-annually at EURIBOR plus a margin of 36 bps.

On 12 December 2008, Finansbank signed a syndication loan amounting to USD 470 million issued in two currencies EUR 226 million and USD 183 million at an interest rate of monthly EURIBOR +100 bps and LIBOR plus 100 bps respectively.  The loan matures on 11 December 2009.

Included in Bank’s Other borrowed funds are instruments carried at fair value since they have been designated as financial liabilities at fair value through profit or loss.  The fair value and amortised cost as at 31 December 2008 of these instruments was €830.957 and €947.170 respectively (2007: €819.904 and €884.085 respectively).

Notes to the Financial Statements

Group and Bank

NOTE 35: Insurance related reserves & liabilities

	Group
	31.12.2008	31.12.2007
Insurance reserves
Life
Mathematical reserve	1.060.532	925.711
Outstanding claims reserve	45.311	39.777
Other	598	4.160
Total	1.106.441	969.648
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	339.180	420.873
Total Life reserves	1.445.621	1.390.521
Property and Casualty
Unearned premia reserve	162.320	169.994
Outstanding claims reserve	403.519	358.286
Other	12.264	5.860
Total Property and Casualty reserves	578.103	534.140

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	167.963	156.555
Amounts payable to brokers, agents and sales partners	47.713	35.847
Amounts payable to reinsures	26.856	50.558
Total	2.266.256	2.167.621

Movement in Life Insurance Reserves

	Group
	2008	2007

Balance 1 January	1.390.521	1.207.883
Increase in reserves	427.026	368.082
Paid claims and other movements	(371.926)	(185.444)
Balance at 31 December	1.445.621	1.390.521

Movement of P&C Insurance Reserves

	Group
	2008	2007

Balance 1 January	534.140	420.846
Incurred claims	214.318	194.036
Paid claims and other movements	(164.223)	(177.267)
Movement in Unearned premium reserve	(6.132)	6.886
Balance at 31 December	578.103	444.501

Outstanding claims reserve

	Group			Group
	31.12.2008			31.12.2007
	Total	Reinsures’ share	Group share	Total	Reinsures’ share	Group share

Reported claims	392.491	63.062	329.429	346.864	49.467	297.397
IBNR	11.028	2.105	8.923	11.422	2.722	8.700
Total	403.519	65.167	338.352	358.286	52.189	306.097

Notes to the Financial Statements

Group and Bank

NOTE 36: Other liabilities

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Accrued interest and commissions	598.389	372.104	604.193	375.355
Creditors and suppliers	318.218	360.336	249.954	247.480
Amounts due to government agencies	319.376	341.051	310.598	333.540
Private equity: liabilities of investee entities	117.562	98.045	—	—
Other provisions	101.150	226.777	7.122	41.802
Taxes payable - other than income taxes	113.534	104.593	44.148	31.672
Accrued expenses and deferred income	96.663	74.218	61.943	37.319
Payroll related accruals	48.661	75.131	22.264	30.341
Dividends payable	21.007	12.812	20.811	12.562
Puttable instruments held by minority shareholders	260.733	659.667	260.733	659.667
Unsettled transactions on debt securities	11.793	70.811	11.793	70.811
Checks and credit card transactions under settlement	232.995	406.625	—	—
Other	392.033	354.587	290.153	180.757
Total	2.632.114	3.156.757	1.883.712	2.021.306

The movement of other provisions may be summarised as follows:

	Group		Bank
	2008	2007	2008	2007

Balance at 1 January	226.777	194.235	41.802	19.989
Acquisition/merger of subsidiaries	—	(2.319)	—	1.870
Foreign exchange differences	(29.461)	14.700	54	(116)
Provisions charged/ (released) to income statement during the year	3.286	22.280	3.411	20.276
Provisions utilised during the year	(99.452)	(2.119)	(38.145)	(217)
Balance 31 December	101.150	226.777	7.122	41.802

The puttable instruments held by minority shareholders are measured at fair value, using appropriate valuation techniques based on best estimates available to the management of the Group.

NOTE 37: Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business.  In the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.  However, at 31 December 2008 the Group and the Bank have provided for cases under litigation the amounts of €45,5 million and €16,9 million respectively.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final.  Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on the Group’s net assets.  The Bank has been audited by the tax authorities up to 2007 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers.  These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees.  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract.  Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods.  Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party.  All of these arrangements are related to the normal lending activities of the Group.  The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and

Notes to the Financial Statements

Group and Bank

standby letters of credit is represented by the contractual notional amount of those instruments.  The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Capital Commitments

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Commitments to extend credits *	18.536.580	19.230.956	14.627.496	14.884.889
Standby letters of credit and financial guarantees written	6.282.662	6.550.513	3.832.402	3.779.326
Commercial letters of credit	654.996	857.967	93.606	130.219
Total	25.474.238	26.639.436	18.553.504	18.794.434

d. Assets pledged

Assets pledged as collaterals	10.449.783	3.443.360	10.363.514	2.755.558

e. Operating lease commitments

No later than 1 year	80.207	61.119	26.855	20.449
Later than 1 year and no later than 5 years	256.829	209.233	81.807	63.185
Later than 5 years	157.430	161.248	80.526	62.172
Total	494.466	431.600	189.188	145.806

* Commitments to extend credits at 31 December 2008 include amounts of €1.985 million for the Group and €412 million for the Bank, which cannot be cancelled and are those included in the Risk Weighted Assets calculation under the IRB rules (see note 4.6).

Assets pledged comprise of trading, available for sale debt securities and loans and receivables collateralized with ECB, other central banks and organized exchanges.  Assets are pledged with Bank of Greece for the purposes of transactions through TARGET and with the derivatives clearing house (ETESEP).  The increase in 2008 of amounts pledged relate mainly to sovereign securities pledged with the European Central Bank for funding purposes of €5.426 million, and to the pledging of bonds covered with mortgage loans amounting to €2 billion, notes backed with corporate loans amounting to €975 million and notes backed with other client receivables amounting to €1.159 million.

f. Voluntary Retirement Schemes

On 25 November 2008, the Bank’s wholly owned subsidiary Ethniki Insurance announced a voluntary retirement scheme whereby employees fulfilling certain criteria have the opportunity to leave service receiving additional benefits to those provided by law, up to 31 December 2010 and subject to the approval of the Voluntary Retirement Scheme Committee which includes representatives of the company and its employees.  Employees of which applications have not yet been approved may withdraw their interest up to their leaving date.  In total the program concerns 239 employees, out of which 73 have either already left, or have been approved to leave by the Committee up to 30 June 2009.  Fourteen have withdrawn their application to date.  The NBG Group has recognized an expense of €15 million in respect of the employees of which the application has been accepted to date (See Note 12: “Retirement benefit obligations”). The maximum additional cost for the remaining employees whom the program concerns is estimated at €17 million.

Notes to the Financial Statements

Group and Bank

NOTE 38: Share capital, share premium and treasury shares

Share Capital – Ordinary Shares

The total number of ordinary shares as at 31 December 2008 and 31 December 2007 was 496.654.269 and 477.198.461 respectively with a nominal value of €5 per share.

Following the resolution of the Bank’s Annual General Meeting of the Shareholders held on 15 May 2008, the Bank issued 19.067.838 new shares with a nominal value of €5 per share to existing shareholders without payment, instead of additional €1 dividend for the year 2007, at a ratio of four new shares for every one hundred shares owned.

On 26 June 2008, the Board of Directors of the Bank approved the share capital increase by €1.940 through the issue of 387.970 ordinary shares derived from the exercise of stock options under Program B.

Share Capital – Preference Shares

On 6 June 2008, following the resolution of the Bank’s Annual General Meeting of the Shareholders held on 15 May 2008 which approved the issue of redeemable preference shares of up to €1,5 billion, the Board of Directors of the Bank issued 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares, which were offered in the form of American Depositary Shares in the United States, at a price of USD 25 per preference share (equivalent to €16,11).  The total proceeds of the offering amounted to USD 625 million or €402,7 million.  The annual dividend is set to USD 2,25 per Preference Share.

The American Depositary Shares are evidenced by American Depositary Receipts and are listed on the New York Stock Exchange.

Following the said increases, the total paid-up share capital of the Bank amounted to €2.490.771 divided into a) 496.654.269 ordinary shares of a par value of €5 each, and b) 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares, of a par value of €0,30 each.

The movement in ordinary and preference share capital is as follows:

	No of ordinary shares	No of preference shares	€’000s
At 1 January 2007	475.287.219	—	2.376.436
Bonus shares through capitalisation of profits (Note 11)	350.000	—	1.750
Share options exercised (Note 11)	1.561.242	—	7.806
At 31 December 2007	477.198.461	—	2.385.992
Stock dividend	19.067.838	—	95.339
Share options exercised (Note 11)	387.970	—	1.940
Issue of preference shares	—	25.000.000	7.500
At 31 December 2008	496.654.269	25.000.000	2.490.771

Share premium

Following the share capital increase in 2008 the share premium amounts to €2.682.050.  The movement is as follows:

	2008	2007
At 1 January	2.292.753	2.263.725
Share options exercised	6.642	29.028
Share capital increase above par value through preference shares	395.138	—
Share capital issue costs net of tax	(12.524)	—
Merger with P&K	41	—
At 31 December	2.682.050	2.292.753

Treasury shares

At 31 December 2008, the Bank held 6.456.504 NBG shares representing 1,3% of the issued share capital (2007: 0,11% of the issued share capital).

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2007	882.560	26.826	135.000	4.490
Acquisition of subsidiary	5.110	202	—	—
Purchases	3.993.215	169.497	950.610	38.593
Sales	(4.378.385)	(174.924)	(583.110)	(21.482)
At 31 December 2007	502.500	21.601	502.500	21.601

Acquisition of subsidiary
Purchases	11.756.276	279.249	5.954.004	123.676
Sales	(5.802.272)	(155.573)	—	—
At 31 December 2008	6.456.504	145.277	6.456.504	145.277

The Bank’s Annual General Meeting of the Shareholders held on 17 April 2008, approved an own shares buy-back program pursuant to Article 16 par. 5 et seq. of Companies Act 2190/1920, providing for the purchase, by the Bank, of up to 10% of its total shares from 25 May 2008 through 24 May 2009, at a minimum price of €5 and a maximum of €60 per share.

Following the recent legislation in relation to the regulation regarding the support plan for liquidity, the buy back of own shares is prohibited as long as a financial institution participates in the liquidity scheme.  The Bank has not purchased any own shares from 1 January 2009 onwards.

Notes to the Financial Statements

Group and Bank

NOTE 39: Reserves & Retained Earnings

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Statutory reserve	369.254	358.694	279.093	278.709
Available for sale securities reserve	(839.109)	(24.501)	(663.797)	(37.794)
Currency translation differences reserve	(662.690)	264.529	(515)	133
Other reserves and retained earnings	2.076.608	1.214.554	1.791.461	1.637.729
Total	944.063	1.813.276	1.406.242	1.878.777

Foreign currency differences arising on the translation of assets and liabilities of subsidiary companies with non-euro functional currency and the effective portion of net investment hedges are recognized in the currency translation reserve and transferred to the income statement on the disposal of the net investment.  The movement of the currency translation reserve in the year primarily reflects the impacts of changes in the equity of Finansbank which is denominated in New Turkish Lira (TRY).

The movement in the available for sale securities reserve is as follows:

	Group
	2008	2007

At 1 January	(24.501)	21.809
Net gains / (losses) from changes in fair value of AFS investments	(799.358)	77.054
Net (gains) / losses transferred to income statement upon disposal	(23.667)	(124.473)
Net additions / disposals from disposed subsidiaries and associates	—	367
Impairment losses on AFS investments	8.417	742
At 31 December	(839.109)	(24.501)

The movement in the available for sale securities reserve is as follows:

	Bank
	2008	2007

At 1 January	(37.794)	(6.805)
Net gains / (losses) from changes in fair value of AFS investments	(646.704)	48.025
Net (gains) / losses transferred to income statement upon disposal	(4.264)	(79.756)
Impairment losses on AFS investments	24.965	742
At 31 December	(663.797)	(37.794)

NOTE 40: Minority interest

	Group
	2008	2007

At 1 January	507.889	610.554
(Acquisitions) /disposals	311.723	(119.136)
Share of net profit of subsidiaries	38.931	18.806
Movement in the available for sale securities reserve	(38)	(7.730)
Foreign exchange differences	(16.097)	5.395
At 31 December	842.408	507.889

Notes to the Financial Statements

Group and Bank

NOTE 41: Preferred Securities

	Group
	31.12.2008	31.12.2007

Innovative preferred securities	743.700	861.352
Non-innovative preferred securities	709.339	702.274
Total	1.453.039	1.563.626

NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued the following Non – Cumulative Non Voting Preferred Securities guaranteed on a subordinated basis by the Bank:

Innovative preferred securities:

On 11 July 2003, issued €350 million Series A Floating Rate securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank of Greece.  The preferred dividend rate is the three-month EURIBOR plus 175 bps until 11 July 2013 and three-month EURIBOR plus 275 bps thereafter, which is paid quarterly.

On 8 November 2006, issued £375 million Series E Fixed/Floating Rate securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on November 2016 or on any dividend date falling thereafter subject to the consent of the Bank of Greece.  The preferred dividend rate for series E is fixed at a rate of 6,2889% per annum until 8 November 2016 and thereafter floating at a rate of three month LIBOR plus 2,08%.  The dividends are payable annually in arrears until 8 November 2016 and thereafter quarterly in arrears.

Non- innovative preferred securities:

On 3 November 2004, issued €350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on 3 November 2014 or any dividend date falling thereafter subject to the consent of the Bank of Greece.  The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% paid semi-annually and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus 12,5bps reset every six months and capped at 8,5% paid semi-annually.

On 16 February 2005, issued €230 million Series D Constant Maturity Swap (“CMS”) Linked securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015 or any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend rate for series D is 6% until 16 February 2010 and thereafter is determined as the difference of 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30-year maturity.  For the Bank, these loans are included in Note 34 “Other borrowed funds”.

NOTE 42: Dividend per share

The Bank’s annual ordinary general meeting of its shareholders held on 17 April 2008 approved the distribution of a €1,4 dividend per share for the financial year 2007.  Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athex session of 15 May 2008.  As of 16 May 2008, the Bank’s shares are traded ex-2007 dividend.

In accordance with the resolution of the Bank’s general meeting of its shareholders held on 15 May 2008 the dividend amount of €0,40 was paid in cash while for the remaining dividend of €1, the shareholders received new shares without payment at a ratio of four new shares for every one hundred shares owned.

The Bank has distributed the amount of €32,7 million as interim dividend for the 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares. The General Assembly of the Bank’s Shareholders will be required to approve the above mentioned interim dividend and the distribution of a $2,25 dividend for the 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares for 2008.  Although, in accordance with the recent legislation regarding the Hellenic republic’s Liquidity Support Plan (see Note 47), banks participating in the plan are allowed to distribute dividends to ordinary shareholders only in the form of shares, which though are not treasury shares, the legislation explicitly excludes preference shares, like the one the Bank has issued, from this restriction.

Until 24 September 2008, any distribution of profits to shareholders either from year-end results or from prior year earnings was not taxed at the shareholder level.  From 25 September 2008, under the above law, the dividends are subject to withholding tax at a rate of 10%.

Notes to the Financial Statements

Group and Bank

NOTE 43: Cash and cash equivalents

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Cash and balances with central banks	1.252.339	3.731.385	749.936	3.198.046
Due from banks	1.310.253	2.238.983	2.867.171	2.189.770
Trading securities	16.919	9.958	57.757	408
Investment securities	43.467	184.594	—	68.225
Total	2.622.978	6.164.920	3.674.864	5.456.449

For the purposes of the cash flow statement, cash and cash equivalents consist of the above balances with less than three months maturity from the acquisition date.

NOTE 44: Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 December 2008 and 31 December 2007 are presented below.  Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business.  The list of the members of the Board of Directors of the Bank is shown under Note 1 General Information.

As at 31 December 2008, loans, deposits, other payables and letters of guarantee, at Group level, amounted to €29 million, €139 million, €0,4 million and €19 million respectively (2007: €43 million, €326 million, €2 million and €33 million respectively), whereas the corresponding figures at the Bank level amounted to €13 million, €52 million, €NIL and €NIL respectively (2007: €13 million, €138 million, €NIL and €NIL respectively).

Total compensation to related parties amounted to €33,1 million (2007: €32 million) for the Group and to €14,7 million (2007: €12 million) for the Bank.  Compensation includes short-term benefits of €32,2 million, post employment benefits of €0,8 million and other long- term benefits of NIL, as well as termination benefits of €0,1 million for the Group, and short-term benefits of €14,7 million for the Bank.

b. Other related party transactions

Transactions and balances between the Bank, its subsidiaries and associated companies are set out in the table below.  At a Group level, only transactions with associated companies are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Transactions with subsidiaries and associate companies

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Assets
Loans and advances to customers	34.622	44.768	6.353.077	4.049.838

Liabilities
Due to customers	14.015	22.950	4.805.383	4.966.156

Letters of guarantee, contingent liabilities and other off balance sheet accounts	5.410	49.804	85.343	154.537

Income Statement
Interest and commission income	5.642	3.703	279.594	181.514
Interest and commission expense	2.820	2.697	335.159	260.017

Notes to the Financial Statements

Group and Bank

NOTE 45: Acquisitions, disposals & other capital transactions

1. Acquisitions and disposals

On 3 January 2008, the General Meetings of the Shareholders of Vojvodjanska Bank and NBG A.D. Beograd approved the merger of the two banks through the absorption of the second by the first.  The merger was approved by the Central Bank of Serbia on 5 February 2008 and was completed on 14 February 2008.

In February 2008 the Bank established two wholly owned subsidiary companies, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc.

On 18 March 2008, NBGI Private Equity Ltd established NBGI Private Equity S.A.S., a wholly owned subsidiary located in France.

On 21 April 2008 onwards, the Bank acquired 8.604.000 shares in the Greek Postal Savings Bank (PSB) via the Athex.  The shares acquired correspond to a 6,05% shareholding in PSB.  Together with the 816.000 PSB shares (0,57% of PSB share capital) already owned by NBG, NBG’s total shareholding in PSB corresponds to 6,62%.

On 26 June 2008 the Board of Directors of the Bank and P&K Investment Services S.A. decided the merger of the two companies through absorption of the latter by the Bank.  The date of the Merger Balance Sheets has been set as 30 June 2008.  The Bank holds 100% of P&K Investment Services S.A. shares and therefore the Bank’s share capital did not increase following the completion of the merger on 23 December 2008.

On 16 July 2008 the Bank disposed of its 30% associate, Siemens Enterprise Communications S.A.  The total consideration agreed, amounted to €11,4 million.

Since 31 July 2008 the Bank consolidates Eterika Plc, a Special Purpose Entity established in UK for the purposes of corporate loans securitization , in which the Bank has a beneficial interest.

On 19 August 2008 the Bank accepted the proposal of FIBA Holdings A.S. (the sellers) to acquire the remaining shares of Finansbank held by the sellers (9,68%), as provided for in the shareholders agreement between the Bank and the sellers.  The exercise price was determined in accordance with the agreement and amounted to USD 697 million.  On 26 September 2008, the NBG Finance (Dollar) Plc acquired the above shares from FIBA Holdings A.S.

On 30 September 2008 the Bank contributed to the share capital increase of CPT Investments Ltd the amount of €311,2 million.

On 25 November 2008 following the decision of General Meeting of the Shareholders of Astir Palace for its share capital increase, the Bank, as the main shareholder, contributed the amount of €99,6 million.

On 16 December 2008 Ethniki Hellenic General Insurance S.A increased its share capital and the Bank contributed the amount of €137,5 million.

On 30 May 2008 Banca Romaneasca increased its share capital and the Bank contributed the amount of €41,2 million.  Furthermore, on 22 December 2008 Banca Romaneasca increased its share capital and the Bank contributed the amount of €41,6 million.

On 23 December 2008 the Bank disposed of its 20,23% associate, Hellenic Countryside S.A.  The total consideration agreed, amounted to €3,5 million.

Since December 2008 the Bank consolidates Revolver APC Limited and Revolver 2008-1 PLC, Special Purpose Entities established in UK for the purposes of consumer and credit card loan securitization, in which the Bank has a beneficial interest.

The movement of investments in subsidiaries may be summarised as follows:

	Bank
	2008	2007
Balance at the beginning of the period	6.434.777	4.016.713
Acquisitions/ establishment of new subsidiaries and acquisition of additional interest/ share capital increase in existing subsidiaries	1.251.414	2.581.024
Disposals	(462.386)	(311.924)
Mergers and divestments of operations	(25.226)	148.964
Impairment	(48.717)	—
Balance at the end of the period	7.149.862	6.434.777

Notes to the Financial Statements

Group and Bank

NOTE 46: Group Companies

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	31.12.2008	31.12.2007	31.12.2008	31.12.2007

National P&K Securities S.A.	Greece	2003-2008	100,00%	100,00%	100,00%	59,32%
Ethniki Kefalaiou S.A.	Greece	2006-2008	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2005-2008	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2006-2008	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2003-2008	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	2007-2008	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	2007-2008	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2006-2008	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2008	70,00%	70,00%	—	—
National Insurance Brokerage S.A.	Greece	2008	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2008	85,35%	78,06%	85,35%	78,06%
Grand Hotel Summer Palace S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	2005-2008	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2007-2008	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2006-2008	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2007-2008	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	2007-2008	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
P&K S.A.	Greece	2007-2008	—	100,00%	—	100,00%
Finansbank A.S.(*)	Turkey	2004-2008	99,79%	99,57%	82,21%	91,67%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2004-2008	61,68%	61,55%	2,55%	2,55%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2004-2008	99,70%	99,48%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2004-2008	99,69%	99,48%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2004-2008	87,25%	80,97%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2005-2008	99,59%	98,58%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension)	Turkey	2007-2008	99,79%	99,57%	—	—
Finans Tuketici Finansmani A.S.	Turkey	—	99,79%	—	—	—
Finans Malta Holdings Ltd (*)	Malta	2006-2008	99,79%	99,57%	—	—
Finansbank Malta Ltd (*)	Malta	2005-2008	99,79%	99,57%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2005-2008	99,91%	99,91%	99,91%	99,91%
UBB Asset Management	Bulgaria	2004-2008	99,92%	99,92%	—	—
UBB Insurance Broker	Bulgaria	2007-2008	99,93%	99,93%	—	—
Interlease E.A.D., Sofia	Bulgaria	2005-2008	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2006-2008	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia	Bulgaria	—	100,00%	100,00%	92,00%	92,00%
ETEBA Romania S.A.	Romania	2000-2008	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2008	99,28%	98,88%	99,28%	98,88%
NBG Leasing IFN S.A.	Romania	2007-2008	100,00%	70,00%	100,00%	70,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2008	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad	Serbia	2006-2008	100,00%	100,00%	100,00%	100,00%
National Bank of Greece a.d. Beograd	Serbia	2001-2007	—	100,00%	—	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2005-2008	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2007-2008	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje (*)	F.Y.R.O.M.	2005-2008	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2003-2008	100,00%	100,00%	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd	Cyprus	—	—	100,00%	—	100,00%
ETEBA Estate Fund Ltd	Cyprus	—	—	100,00%	—	100,00%
ETEBA Venture Capital Management Co Ltd	Cyprus	—	—	100,00%	—	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2008	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2003-2008	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2008	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2008	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2008	99,67%	99,50%	94,32%	91,45%
NBG Luxembourg Holding S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG Luxfinance Holding S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2008	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2008	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2008	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008	100,00%	—	100,00%	—
NBG Finance (Sterling) Plc	U.K.	2008	100,00%	—	100,00%	—
NBG Funding Ltd	U.K.	2008	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2008	100,00%	100,00%	—	—
Eterika Plc (Special Purpose Entity)	U.K.	2008	—	—	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	—	—	—	—	—
Revolver 2008-1 PLC (Special Purpose Entity)	U.K.	—	—	—	—	—
NBGI Private Equity S.A.S.	France	2008	100,00%	—	—	—
NBG International Inc. (NY)	U.S.A.	2000-2008	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2008	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	50,10%	50,10%	50,10%	50,10%

 (*)  % of participation includes the effect of put and call option agreements

Notes to the Financial Statements

Group and Bank

NOTE 47: Events after the balance sheet date

Plan for the support of the liquidity of the Greek economy

In November 2008, the Greek Parliament passed Law 3723/2008 setting forth the Hellenic Republic’s €28 billion support plan for the liquidity of the Greek economy with the main goal of strengthening Greek banks’ capital and liquidity position in an effort to safeguard the Greek economy from the adverse effects of the international financial crisis. The plan is comprised of the following three elements:

(1) Up to €5 billion in non-dilutive capital designed to increase tier 1 ratios. The capital will take the form of non-transferable voting redeemable preference shares with a 10% fixed return, which must be redeemed at the issue price five years after their issuance or, at the election of a participating bank, earlier (but after 1 July 2009) with the approval of the Bank of Greece. Pursuant to decision No. 54201/B 2884 of the Minister of Economy and Finance, the banks will be required to convert the preference shares into common or another class of shares at the end of the five-year period if the redemption of the preference shares is impossible because the tier 1 capital of those banks after such redemption would be less than the level set by the Bank of Greece.

(2) Up to €15 billion in Hellenic Republic guarantees for new borrowings (excluding interbank deposits) concluded until 31 December 2009 (whether in the form of debt instruments or otherwise) and with a maturity of three months to three years. These guarantees shall be granted to banks that meet the minimum capital adequacy requirements set by the Bank of Greece as well as criteria set forth in decision No. 54201/B 2884 of the Minister of Economy and Finance regarding capital adequacy, market share, size and maturity of liabilities and share in the mortgage and SME lending market.

(3) Up to €8 billion in debt instruments (the maturity of which may not exceed three years) issued by the Public Debt Management Agency (‘‘PDMA’’) until 31 December 2009 to participating banks meeting the minimum capital adequacy requirements set by the Bank of Greece.

The participating banks must use the debt instruments received only as collateral for refinancing; fixed facilities from the European Central Bank; and/or interbank financing.  The proceeds of liquidation of such instruments must be used to finance mortgage loans and loans to SMEs at competitive terms.

Participating banks that utilise either the capital or guarantee facility will have to accept a government-appointed director. Such director shall be additional to the existing directors of the participating banks and will have veto power on corporate decisions both at board and shareholder assembly level pertaining to directors and senior management compensation and dividend policy. In addition, those banks will be required to limit maximum executive pay to that of the Governor of the Bank of Greece and must not pay bonuses to senior management - for as long as they participate in the liquidity support plan. Also, during that period, dividend payouts for those banks will be limited to up to 35% of distributable profits of the participating bank (at the parent company level). Banks participating in the program, according to Law “System of non-registered securities, provisions on capital markets, taxation issues and other provisions” which was passed in March 2009, may only distribute stock dividends, which must not be from treasury shares and may not purchase their own shares.

These provisions do not apply to the dividends of preference shares issued outside of Greece by credit institutions.

On 7 January 2009, the Board of Directors of the Bank announced that it would participate in the liquidity support plan, although the Bank believes it has adequate liquidity and sound capital ratios, for the following reasons:

· to maintain and source new liquidity facilities given the current dysfunctional interbank markets and the closure of senior debt and securitisation markets;

· to continue to expand domestic credit in Greece as part of a coordinated effort to maintain liquidity in the Greek economy;

· to increase the Bank’s tier 1 capital and further strengthen the Bank’s capital position; and

· to remain competitive with the Bank’s domestic and european competitors who participate in other European liquidity support plans.

On 22 January 2009, an Extraordinary General Meeting of Shareholders was held, which approved the issue of 70 million redeemable preference shares at a par value of €5 each with the cancellation of the preemptive rights of the existing shareholders in favor of the Greek State in accordance with the Law 3723/2008 for the Bank’s participation in the part (1) of the Hellenic Republic’s Liquidity Support Plan. Upon completion of the administrative procedures the Bank’s share capital will increase by €350 million.

Other

On 24 February 2009, Finansbank sold its subsidiary Finans Malta Holdings Ltd to NBG International B.V. (a wholly owned subsidiary of the Bank), for the amount of €185 million.  The disposal, which is part of the NBG Group Restructuring efforts, was made at arm’s length terms and no gain or loss arisen in the consolidated financial statements.

On 26 February 2009, following the decision of the Bank to participate in the Liquidity Support Plan, the Greek State appointed Mr Alexandros Makridis, economist, to represent it as an additional member of the Bank’s Board.

On 26 February 2009, the Bank proceeded with the securitisation of receivables from a cash flow exchange agreement with the Greek State amounting to €5,1 billion.

On 17 March 2009, the Bank’s Board of Directors decided the issue of bonds amounting to €500 million, guaranteed by the Greek State under the provisions of Pillar 2 of Law 3723/2008.

Notes to the Financial Statements

Group and Bank

NOTE 48: Foreign exchange rates

		Fixing	Average	Fixing	Average
FROM	TO	31.12.2008	1.1 - 31.12.2008	31.12.2007	1.1 - 31.12.2007

ALL	EUR	0,00808	0,00832	0,0082	0,0084
BGN	EUR	0,51130	0,51130	0,5113	0,5127
EGP	EUR	0,12728	0,12677	0,1219	0,1313
GBP	EUR	1,04987	1,25968	1,3636	1,4621
MKD	EUR	0,01628	0,01642	0,0163	0,0166
RON	EUR	0,24860	0,27307	0,2772	0,3013
TRY	EUR	0,46538	0,52782	0,5824	0,5625
USD	EUR	0,71855	0,68341	0,6793	0,7308
RSD	EUR	0,01129	0,01240	0,0126	0,0129
ZAR	EUR	0,07653	0,08357	0,0997	0,1038

Notes to the Financial Statements

Group and Bank

NOTE 49: Reclassifications

Reclassifications of financial assets

Group

In accordance with the IAS 39 amendment of 13 October 2008, NBG Group reclassified €86,9 million available for sale securities and €2.184 million trading securities as loans and receivables.  The reclassified securities are not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity.

Furthermore, due to the current crisis in the financial markets, the Group reclassified trading securities amounting to €2.370,6 million to available for sale and €29,8 million to held to maturity.

The carrying amount and the fair value of the reclassified securities on 31 December 2008 is €4.553 million and €4.379,6 million respectively.

With respect to the reclassified securities, during the year ended 31 December 2008 and prior to the reclassification, fair value loss of €9,8 million (2007: €15,8 million) was recognized in the profit or loss and €1,8 million (2007: €7,5 million) was recognized in equity. Fair value loss of €167,1 million before tax was recognized in equity after the reclassification until 31 December 2008.

With respect to reclassified debt securities, €238,8 million interest income was recognized during the year ended 31 December 2008.  With respect to the reclassified equity securities, €1,6 million dividend income and €1 million impairment loss were recognized during the year ended 31 December 2008.

Had these securities not been reclassified, net trading income for year ended 31 December 2008 would have been lower by €343,7 million (€278,8 million net of tax), and the available for sale securities reserve, net of tax, would have been higher by €122,1 million.

The weighted average effective interest rate of the reclassified debt securities at the date of reclassification was 4,89%.

The cash flows expected to be recovered from the reclassified debt securities at the date of reclassification amount to €6.708,8 million.

Bank

The Bank reclassified €1.359,8 million trading securities into loans and receivables and €2.250,1 million trading securities into available for sale.  The carrying amount and the fair value of the reclassified securities on 31 December 2008 is €3.505,4 million and €3.404,9 million respectively.

With respect to the reclassified securities, during the year ended 31 December 2008 and prior to the reclassification, fair value gain of €15,5 million (2007: €12,4 million) was recognized in the profit or loss prior to the reclassification, and fair value loss of €147,1 million before tax was recognized in equity after the reclassification until 31 December 2008.

With respect to reclassified debt securities, €187,3 million interest income was recognized during the year ended 31 December 2008.  With respect to the reclassified equity securities, €0,7 million dividend income and €1 million impairment loss were recognized during the year ended 31 December 2008.

Had these securities not been reclassified, net trading income for the year ended 31 December 2008 would have been lower by €259,6 million (€194,7 net of tax), and the available for sale securities reserve, net of tax, would have been higher by €110,3 million.

The weighted average effective interest rate of the reclassified debt securities at the date of reclassification was 4,82%.

The cash flows expected to be recovered from the reclassified debt securities at the date of reclassification amount to €5.321,8 million.

Other reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation, as follows:

Balance Sheet

	Group			Bank
	31.12.2007			31.12.2007
€ 000’s	As reclassified	As previously reported	Reclassification	As reclassified	As previously reported	Reclassification

Treasury bills and other eligible bills	—	228.001	(228.001)	—	67.142	(67.142)
Financial assets at fair value through Profit or Loss	12.211.840	12.139.287	72.553	11.048.630	10.981.488	67.142
Investment securities	4.781.996	4.626.548	155.448	—	—	—
Investment property	—	—	—	—	160	(160)
Property & equipment	—	—	—	955.732	955.572	160
Total assets	90.385.574	90.385.574	—	71.058.950	71.058.950	—

Due to banks	—	—	—	8.935.585	9.033.985	(98.400)
Other borrowed funds	—	—	—	3.482.135	3.383.735	98.400
Total liabilities	—	—	—	64.523.029	64.523.029	—

Summary financial data

Group and Bank

N a t i o n a l B a n k o f G r e e c e S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2008 TO 31 DECEMBER 2008

( Published in accordance with article 135 of Law 2190/1920, for enterprises preparing annual stand-alone and consolidated financial statements in accordance with IFRS )

( amounts in thousand EUR )

The financial data and information listed below provide a summarized view of the financial position and results of National Bank of Greece and its Group. We therefore suggest to the user, before proceeding to any investment decision or other transaction with the Bank, to visit National Bank of Greece’s web-site (www.nbg.gr), where Financial Statements prepared in accordance with IFRS are published, together with the report of the Auditors.

Company Information

Headquarters:	86, Aiolou Str., 102 32 Athens
Register Numbers of S.A.	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	30 March, 2009
Certified Public Accountant - Auditor:	Nicolaos C. Sofianos (RN SOEL 12231)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A. Assurance & Advisory Services
Auditors’s review report:	Unqualified opinion
Issue Date of auditors’s report:	30 March, 2009
Website:	www.nbg.gr

The Board of Directors

Efstratios (Takis) - Georgios A. Arapoglou	Executive Member - Chairman of the BoD & Chief Executive Officer
Ioannis G. Pechlivanidis	Executive Member - Vice Chairman & Deputy Chief Executive Officer
Achilleas D. Mylonopoulos	Non-Executive Member
Ioannis P. Panagopoulos	Non-Executive Member
Ioannis C. Yiannidis	Non-Executive Member
George Z. Lanaras	Non-Executive Member
Stefanos G. Pantzopoulos	Non-Executive Member
H.E. the Metropolitan of Ioannina Theoklitos	Independent Non-Executive Member
Stefanos C. Vavalidis	Independent Non-Executive Member
Dimitrios A. Daskalopoulos	Independent Non-Executive Member
Nikolaos D. Efthymiou	Independent Non-Executive Member
Constantinos D. Pilarinos	Independent Non-Executive Member
Drakoulis K. Fountoukakos - Kyriakakos	Independent Non-Executive Member
Panagiotis C. Drosos	Independent Non-Executive Member
Theodoros I. Abatzoglou	Independent Non-Executive Member
Alexandros N. Makridis	Greek State representative

Note: On 28 August 2008, Mr Panagiotis C. Drosos was elected as a member of the Board following the resignation of Mr Ploutarhos K. Sakellaris on 1 August 2008. On 26 February 2009 Mr Theodoros Abatzoglou was elected as a member of the Board following the resignation of Mr George I. Mergos. On 26 February 2009, Mr Alexandros N. Makridis was elected as a member of the Board as representative of the Greek State following the provisions of Law 3723/2008.

Income Statement

	Group		Bank
	12 month period ended		12 month period ended
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Interest & similar income	6.941.418	5.736.887	4.065.836	3.440.294
Interest expense & similar charges	(3.361.884)	(2.685.770)	(2.018.256)	(1.629.558)
Net interest income	3.579.534	3.051.117	2.047.580	1.810.736

Fee and commission income	841.252	859.255	307.689	341.326
Fee and commission expense	(69.183)	(86.730)	(28.402)	(23.408)
Net fee and commission income	772.069	772.525	279.287	317.918

Earned premia net of reinsurance	713.441	721.473	—	—
Net claims incurred	(590.561)	(628.322)	—	—
Earned premia net of claims and commissions	122.880	93.151	—	—

Dividend income	22.483	11.262	83.451	66.108
Net trading income and results from investment securities	409.517	479.901	(61.636)	309.401
Net other income	1.576	151.254	(81.656)	42.116
Total income	4.908.059	4.559.210	2.267.026	2.546.279

Personnel expenses	(1.447.667)	(1.423.558)	(885.102)	(880.008)
General, administrative & other operating expenses	(771.742)	(718.511)	(338.656)	(299.756)
Depreciation, amortisation & impairment charges of fixed assets	(163.499)	(147.253)	(75.957)	(63.755)
Amortisation of intangible assets recognised on business combinations	(27.406)	(29.027)	—	—
Finance charge on put options of minority interests	(11.940)	(24.945)	(11.940)	(24.945)
Impairment charge for credit losses	(519.859)	(330.197)	(322.197)	(245.960)
Share of profit/(losses) of associates	(28.932)	17.210	—	—
Profit before tax	1.937.014	1.902.929	633.174	1.031.855

Tax expense	(352.071)	(258.808)	(152.868)	(117.263)
Profit for the period	1.584.943	1.644.121	480.306	914.592

Attributable to:
Minority interests	38.931	18.806	—	—
NBG equity shareholders	1.546.012	1.625.315	480.306	914.592

Earnings per share:
Basic	€2,9280	€3,1048	€0,9058	€1,8496
Diluted	€2,9255	€3,0971	€0,9050	€1,8450

Balance Sheet

	Group		Bank
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
Assets
Cash and balances with central banks	4.145.395	6.109.648	1.959.249	4.135.632
Due from banks (net)	2.490.064	3.689.849	5.202.048	4.318.696
Financial assets at fair value through Profit or Loss	2.190.604	12.211.840	1.717.902	11.048.630
Derivative financial instruments	1.590.320	394.904	1.303.708	331.206
Loans and advances to customers (net)	73.076.469	54.693.204	55.798.270	39.568.570
Investment securities	9.730.709	4.781.996	7.708.371	2.537.345
Investment property	148.073	153.628	—	—
Investments in subsidiaries	—	—	7.149.862	6.434.777
Investments in associates	55.683	73.586	6.921	21.492
Goodwill, software & other intangible assets	2.473.994	2.933.103	111.285	80.200
Property & equipment	1.982.768	1.936.815	986.405	955.732
Deferred tax assets	774.205	288.330	640.171	156.486
Insurance related assets and receivables	707.721	789.932	—	—
Current income tax advance	113.903	115.986	113.903	115.986
Other assets	2.241.827	2.097.474	1.587.984	1.354.198
Non current assets held for sale	116.893	115.279	—	—
Total assets	101.838.628	90.385.574	84.286.079	71.058.950

Liabilities
Due to banks	14.840.030	10.373.844	13.801.415	8.935.585
Derivative financial instruments	1.567.815	1.071.806	1.426.951	580.062
Due to customers	67.656.948	60.530.411	56.291.053	49.259.670
Debt securities in issue	1.813.678	2.289.735	—	—
Other borrowed funds	1.922.873	1.723.046	3.874.881	3.482.135
Insurance related reserves and liabilities	2.266.256	2.167.621	—	—
Deferred tax liabilities	619.829	247.473	466.224	133.731
Retirement benefit obligations	230.747	239.382	108.057	110.540
Current income tax liabilities	12.428	37.029	—	—
Other liabilities	2.632.114	3.156.757	1.883.712	2.021.306
Liabilities held for sale	8.856	6.535	—	—
Total liabilities	93.571.574	81.843.639	77.852.293	64.523.029

SHAREHOLDERS’ EQUITY
Share capital	2.490.771	2.385.992	2.490.771	2.385.992
Share premium account	2.682.050	2.292.753	2.682.050	2.292.753
Less: treasury shares	(145.277)	(21.601)	(145.277)	(21.601)
Reserves and retained earnings	944.063	1.813.276	1.406.242	1.878.777
Equity attributable to NBG shareholders	5.971.607	6.470.420	6.433.786	6.535.921

Minority Interest	842.408	507.889	—	—
Preferred securities	1.453.039	1.563.626	—	—
Total equity	8.267.054	8.541.935	6.433.786	6.535.921

Total equity and liabilities	101.838.628	90.385.574	84.286.079	71.058.950

Statement of Changes in Equity

	Group		Bank
	12 month period ended		12 month period ended
	31.12.2008	31.12.2007	31.12.2008	31.12.2007

Balance at beginning of period	8.541.935	8.832.904	6.535.921	6.118.548
Changes during the period:
Net profit for the period	1.546.012	1.625.315	480.306	914.592
Share capital increase & Share capital premium account	494.076	38.584	494.076	38.584
Net change in treasury shares	(123.676)	5.225	(123.676)	(17.111)
Net income / (loss) recognised directly in equity	(2.002.219)	245.684	(616.015)	3.556
Other changes	(300.257)	(1.628.504)	(113.463)	(46.961)
Prior year dividends	(223.336)	(474.608)	(223.363)	(475.287)
Minority interests	334.519	(102.665)	—	—
Balance at end of period	8.267.054	8.541.935	6.433.786	6.535.921

Cash Flow Statement

	Group		Bank
	12 month period ended		12 month period ended
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
Net cash flow from / (used in):
Operating activities	1.537.215	2.473.551	2.682.046	3.051.836
Investing activities	(4.801.043)	(2.096.533)	(5.001.335)	(1.697.817)
Financing activities	(12.915)	848.276	556.365	429.792
Net increase / (decrease) in cash and cash equivalents	(3.276.743)	1.225.294	(1.762.924)	1.783.811
Effect of foreign exchange rate changes on cash and cash equivalents	(265.200)	(3.855)	(19.008)	75.523
Total cash flow from / (used in) the year	(3.541.943)	1.221.439	(1.781.932)	1.859.334

Cash and cash equivalents at beginning of period	6.164.921	4.943.481	5.456.796	3.597.115
Cash and cash equivalents at end of period	2.622.978	6.164.920	3.674.864	5.456.449

Notes

1)  The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (IFRS) and are the same with those applied in the 2007 financial statements, with the exception of the amendments of IAS 39 and IFRS 7 with effect from 01.07.2008 with respect to reclassifications of Financial Assets.  Details are included in Notes 2 and 49 of the financial statements as at 31 December 2008.

2)  The parent company has been audited by the tax authorities up to and including 2007.  The unaudited tax years of the subsidiary companies of the Group (fully consolidated and associated) are reflected in Note 24 and Note 46 of the financial statements as at 31 December 2008.

3) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Group.  As at 31.12.2008, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €45,5 million and €16,9 million respectively, b) for unaudited tax years €28,9 million and €4,6 million respectively and c) for other risks €10,5 million and €1,7 million respectively.

4)  The number of Group and Bank employees as at 31 December 2008 was 36.589 and 13.593 respectively (31 December 2007: 34.623 and 13.752 respectively).

5) Related party transactions and balances as defined in IAS 24 are analyzed as follows: Amounts due from and owed to as well as income from and expenses to and off-balance sheet items with associated companies of the Group, as at 31.12.2008, amounted to €35 million, €14 million, €6 million, €3 million and €5 million respectively.  The corresponding balances and transactions with subsidiaries and associated companies of the Bank as at 31.12.2008 were €6.353 million, €4.805 million, €280 million, €335 million and €85 million respectively.  Loans, deposits, other payables, letters of guarantee and total compensation of members of the Board of Directors and members of management of Group companies amounted as at 31.12.2008 to €29 million, €139 million, €0,4 million, €19 million and €33 million respectively, and for the Bank alone the corresponding amounts (excluding other payables and letters of guarantee which are nil) amounted to €13 million, €52 million and €15 million respectively.

6) Acquisitions, disposals & other capital transactions:

a)  On 3 January 2008, the General Meetings of the Shareholders of Vojvodjanska Bank and NBG A.D. Beograd approved the merger of the two banks through the absorption of the second by the first.  The merger was approved by the Central Bank of Serbia on 5 February 2008 and was completed on 14 February 2008.

b)  In February 2008 the Bank established two wholly owned subsidiary companies, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc.

c)  On 18 March 2008, NBGI Private Equity Ltd established NBGI Private Equity S.A.S., a wholly owned subsidiary located in France.

d)  From 21 April 2008 onwards, the Bank acquired 8.604.000 shares in the Greek Postal Savings Bank (PSB) via the Athex.  The shares acquired correspond to a 6,05% shareholding in PSB.  Together with the 816.000 PSB shares (0,57% of PSB share capital) already owned by NBG, NBG’s total shareholding in PSB corresponds to 6,62%.

e)  The Bank’s annual ordinary general meeting of its shareholders held on 17 April 2008 approved the distribution of a €1,4 dividend per share for the financial year 2007.  In accordance with the resolution of the Bank’s repeat general meeting of its shareholders held on 15 May 2008 the dividend amount of €0,40 was paid in cash while for the remaining dividend of €1, the shareholders received new shares without payment at a ratio of four new shares for every one hundred shares owned.

f)  On 6 June 2008, following the resolution of the Bank’s Annual General Meeting of the Shareholders held on 15 May 2008 which approved the issue of redeemable preference shares of up to €1,5 billion, the Board of Directors of the Bank issued 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares, which were offered in the form of American Depositary Shares in the United States, at a price of USD 25 per preference share (equivalent to €16,11).  The total proceeds of the offering amounted to USD 625 million or €402,7 million.  The annual dividend is set to USD 2,25 per Preference Share.

g)  On 26 June 2008, the Board of Directors of the Bank approved the share capital increase by €1.940 thousand through the issue of 387.970 ordinary shares derived from the exercise of stock options under Program B.

h)  On 26 June 2008 the Board of Directors of the Bank and P&K Investment Services S.A. decided the merger of the two companies through absorption of the latter by the Bank.  The date of the Merger Balance Sheets has been set as 30 June 2008.  The Bank held 100% of P&K Investment Services S.A. shares and therefore the Bank’s share capital did not increase following the completion of the merger.  The merger was approved by the Ministry of Development on 23 December 2008.

i)  On 16 July 2008, the Bank disposed of its 30% associate, Siemens Enterprise Communications S.A.  The total consideration agreed, amounted to €11,4 million.

j)  Since 31 July 2008, the Bank consolidates Eterika Plc, a Special Purpose Entity established in UK in which the Bank has a beneficial interest.

k) On 19 August 2008, the Bank accepted the proposal of FIBA Holdings A.S. (the sellers) to acquire the remaining shares of Finansbank held by the sellers (9,68%), as provided for in the shareholders agreement between the Bank and the sellers.  The exercise price was determined in accordance with the agreement and amounted to USD 697 million.  On 26 September 2008, NBG Finance (Dollar) Plc acquired the above shares from FIBA Holdings A.S.

l)  On 30 September 2008, the Bank contributed to the share capital increase of CPT Investments Ltd the amount of €311,2 million.

m)  On 25 November 2008, following the decision of General Meeting of the Shareholders of Astir Palace for its share capital increase, the Bank, as the main shareholder, contributed the amount of €99,6 million.

n)  On 16 December, 2008 Ethniki Hellenic General Insurance S.A increased its share capital and the Bank contributed the amount of €137,5 million.

o)  On 30 May and 22 December, 2008 Banca Romaneasca increased its share capital and the Bank contributed the amount of €41.2 million and €41.6 million respectively.

p)  On 23 December 2008, the Bank disposed of its 20,23% associate, Hellenic Countryside S.A.  The total consideration agreed, amounted to €3,5 million.

q)  Since December 2008, the Bank consolidates Revolver APC Limited and Revolver 2008-1 PLC, Special Purpose Entities established in UK, in which the Bank has a beneficial interest.

Details are included in Note 45 of the financial statements as at 31 December 2008.

7)  Included in Notes 24 and 46 of the financial statements as at 31 December 2008, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company.  Of all companies consolidated as at 31.12.2008:

a)  Fully consolidated:  NBG Finance (Dollar) Plc, NBG Finance (Sterling) Plc, Finans Tuketici Finansmani A.S., NBGI Private Equity S.A.S., Eterika Plc, Revolver APC Limited and Revolver 2008-1 PLC are consolidated for the first time in current year.  From the companies consolidated on 31.12.2007, National Bank of Greece a.d. Beograd is no longer consolidated due to its merger through absorption by Vojvodjanska Banka a.d. Novi Sad, P&K Securities S.A. is no longer consolidated due to its merger through absorption by the Bank and ETEBA Emerging Markets Fund Ltd, ETEBA Estate Fund Ltd and ETEBA Venture Capital Management Co Ltd due to their liquidation.

b)  Equity method:  From the companies included in the 31.12.2007 consolidation, Siemens Enterprise Communications S.A. and Hellenic Countryside S.A. are no longer included due to their disposal.

c) There are no entities exempted from the consolidated financial statements.

d) There have been no changes in the method of consolidation since the previous annual financial statements.

8)  The following amounts have been recognised directly in the Group’s equity in the 12-month period ended 31.12.2008: €(815) million relating to the measurement at fair value of available for sale investments, €(989) million relating to currency translation differences, €(149) million relating to net investment hedge, €11 million relating to share based payments and €(38) million relating to losses from the disposal of treasury shares and preferred securities.  Furthermore, line “Share capital increase and share capital premium account” includes an amount of €(13) million relating to share capital issue costs.  The corresponding amounts for the Bank are €(626) million, €(0,5) million, NIL, €11 million, NIL and €(13) million respectively.

9)  As at 31.12.2008 the Group and the Bank held 6.457 thousand treasury shares, with acquisition cost of €145 million.

10)  Other events:

a)  On 7 January 2009, the Board of Directors decided the participation of the Bank in the support plan for the liquidity and to convene an Extraordinary General Meeting on 22 January 2009.

b)  On 22 January 2009, the Extraordinary General Meeting approved the share capital increase of the Bank for the amount of €350 million through the issue of 70 million redeemable preference shares of a par value of €5 each without pre-emptive rights for the existing shareholders.  The whole share capital increase will be covered by the Greek State.

c)  Based on recent legislation regarding the support plan for liquidity, banks dividend distribution is restricted only to stock dividends, which must not be from treasury shares.  These restrictions do not apply to the dividends of preference shares.

11)  Certain amounts as at 31.12.2007 were reclassified in order to render them comparable to the respective amounts of 31.12.2008.  This reclassification has no impact in Profit & Loss and Equity.  On the basis of the amendments of IAS 39 on 13 October 2008, the Group and the Bank reclassified financial assets with carrying amount as at 31 December 2008 of €4.553 and €3.505 respectively.  The impact of these reclassifications on the results and the equity of the Group amounted to €279 million increase (net of tax) and €(122) million decrease (net of tax) respectively.  The corresponding figures for the Bank are €195 million increase (net of tax) and €(110) million decrease (net of tax).  Details are included in Note 49 of the financial statements as at 31 December 2008.

Athens, March 30, 2009

THE CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN OF THE BOARD OF DIRECTORS AND DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS - GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

Information required by article 10 of Law 3401/2005

Reference Table to the information required by Law 3401/2005, article 10

The Corporate announcements of the year 2008 are available on the web site of the Bank

http://www.nbg.gr/wps/portal/!ut/p/c1/04_SB8K8xLLM9MSSzPy8xBz9CP0os3jXIFNnSzcPIwN3fx8XAyMfVwtXXycfQ4MAM6
B8JLK8qYsrUD7Q0M_cyM_AwNKIgG4_j_zcVP1I_ShznKpMTfQjc1LTE5Mr9QtyI8rzHRUVAfni0TM!/dl2/d1/L0lDUmlTUSEh
L3dHa0FKRnNBL1lCUlp3QSEhL2Vu/?lang=en

Subject	Date
National Bank of Greece Share Capital Increase	31/12/08
NBG DELISTS ITS SHARES FROM THE NASDAQ OMX COPENHAGEN EXCHANGE	18/12/08
Announcement - covered bonds	01/12/08
2008 9-month Results	26/11/08
Treasury share buy -back programme 100,000 own shares	21/11/08
Approval of dividend payment to the owners of NBG preferred shares	19/11/08
Announcement Date for 3rd Quarter 2008 Results	19/11/08
Treasury share buy-back programme 209,698 own shares	12/11/08
Treasury share buy-back programme 80,500 own shares	07/11/08
NBG announcement on Ethniki Insurance	30/10/08
Treasury share buy-back programme 255,062 own shares	29/10/08
Treasury share buy-back programme 860,000 own shares	27/10/08
Treasury share buy- back programme 466.761 own shares	24/10/08
Treasury share buy-back programme 620,453 own shares	23/10/08
Treasury share buy-back programme 80,966 own shares	22/10/08
Treasury share buy-back programme 359,850 own shares	21/10/08
Own share buyback	29/09/08
Treasury share buy-back programme	01/10/08
Treasury share buy-back programme 164,550 own shares	16/10/08
Treasury share buy-back programme 605,341 own shares	13/10/08
Treasury share buy-back programme	01/10/08
Purchase of NBG own shares from 25/05/2008 to 25/09/2008	29/09/08
Acquisition Finansbank ordinary shares	24/09/08
NBG seeks strategic alliance in insurance business	10/09/08
Election of an independent, non - executive Director	29/08/08
2008 1H Results	28/08/08
Announcement about Finansbank	20/08/08
PK Draft Merger Agreement	24/07/08
Announcement Date for 2nd quarter 2008 Results	24/07/08
Announcement about National P&K Securities Investment Services S.A.	03/07/08
Share Capital Increase	27/06/08
Announcement regarding the merger of NBG and PK Investment Services S.A.	26/06/08
Reply to a letter from the Capital Market Commission	27/06/08
Announcements of “Regulated Information” according to 3556/2007 Preference shares offering in the USA	30/05/08
2008 1Q Results	28/05/08
Announcement Date For 1st quarter 2008 Results	19/05/08
Announcement for the bank’s share capital increase and distribution of new shares instead of an additional dividend without payment	16/05/08
Annoucement	15/05/08
Resolutions of the General Meeting of NBG shareholders. (This communication is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities)	15/05/08
Second Repeat General Meeting of Shareholders to be held on Thursday, 15 May 2008	05/05/08
ANNOUNCEMENT	21/04/08
National Bank of Greece’s Annual Ordinary General Meeting of Shareholders’ resolutions	17/04/08
INVITATION TO THE BANK’S REPEAT GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FRIDAY, 2 MAY 2008, AT 11:00 a.m.	17/04/08
South Eastern Europe and Mediterranean Emerging Market Economies Bulletin - Economic - Banking - Financial Market Developments and Prospects (January/March 2008)	31/03/08
Invitation to the Bank’s Ordinary General Meeting of Shareholders to be held on Thursday, 17 April 2008, at 13:00 hours	18/03/08
NBG warehousing business spin-off	18/03/08
Announcement on 2007 dividend	18/03/08
2007 Results	04/03/08
Announcement Date for 2007 Annual Results	11/02/08
Own stock buy-back programme	06/02/08
Admission for trading of shares from the exercise of stock options under NBG’s Stock Options Programmes	15/01/08

Availability of the Annual Financial Report

The Annual Financial Report, which includes:

·             Certifications by the Members of the Board of Directors

·             The Board of Directors’ Report

·             The Independent Auditor’s Report

·             The Annual Financial Statements of the Group and the Bank

·             Summary Financial Data

·             Report for utilisation of funds

·             Reference Table to the information required by Law 3401/2005, article 10 is available on the website address: http://www.nbg.gr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis G. Pechlivanidis

(Registrant)

Date : 31st	March, 2009

Deputy Chief Executive Officer